Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1715
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RECEIVED

2008 NOV 24 A 11:23

OFFICE OF INTERNATI...
CORPORATE F...

File No. 82-34862

11 November 2008

[redacted]

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

08005980

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

PROCESSED
NOV 26 2008
THOMSON REUTERS

Marilyn Stephens
Company Secretary

11/24

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

Schedule I
11 November 2008

Documents made public since the last submission on **9 October 2008:**

Date	Item	Description
10 November 2008	Appendix 3B	New issue announcement, application for quotation of additional securities and agreement re 70,000 shares which were the result of exercise of unlisted employee options.
10 November 2008	Company Announcement	Redflex announces Two Illinois Villages choose Redflex Traffic Systems for Red Light Photo Enforcement
7 November 2008	Appendix 3Ys and Appendix 3B	Change of Director's Interest Notices for Christopher Cooper, Graham Davie, Robin Debernardi, Peter Lewinsky and New issue announcement, application for quotation of additional securities and agreement re 70,005 shares of which 70,000 were the result of exercise of unlisted employee options and 5 were conversion of unlisted to listed shares.
7 November 2008	Company Announcement	Redflex announces Redflex executes a new US$32 million, 5-year Maintenance & Support Services Contract with the City of Chicago
6 November 2008	Appendix 3B	New issue announcement, application for quotation of additional securities and agreement re 659,965 shares issued 3 November 2008 pursuant to the Dividend Reinvestment Plan
6 November 2008	Company Announcement	Redflex announces Redflex Traffic Systems' Inaugural Photo Enforcement Program in the State of Montana
5 November 2008	Company Announcement	Redflex announces Redflex Traffic Systems wins New Zealand Mobile Radar Speed Camera Contract valued at over AU$3 million
22 October 2008	Company Announcement	Redflex announces Redflex Traffic Systems wins 2008 Governor of Victoria Export Award for Large Advanced Manufacturer
20 October 2008	Company Announcement	Redflex announces Redflex 2008 Dividend Reinvestment Plan price of $2.606907 (including the 5% discount)
20 October 2008	Appendix 3B	New issue announcement re 613,683 performance rights with 3 year performance period to 1 October 2011
20 October 2008	Company Announcement	Redflex announces Two New Photo Enforcement Contracts – Bell Gardens, CA and Roseburg, OR
17 October 2008	Company Announcement	Redflex announces AGM 2008 and attaches meeting documents including Notice of Meeting, Explanatory Statement and annual report
17 October 2008	Appendix 3Y	Change of Director's Interest Notice for Roger Sawley
16 October 2008	Company Announcement	Redflex announces Red Light Enforcement Contracts in Tualatin, Oregon and South Elgin, Illinois
13 October 2008	Appendices 3Y	Change of Director's Interest Notices for Roger Sawley and Christopher Cooper
10 October 2008	Company Announcement	Redflex announces Indicative proposals Received

RECEIPT COPY

11 November 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9699 3566 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt copy of this letter, and
2. Schedule 1

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**70,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Ordinary Shares**

+ See chapter 19 for defined terms.

:

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**70,000 at $2.3622**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**70,000 RDFAT Options exercised**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**10 November 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**91,695,214**	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**873,000**	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,800,784	**Performance Rights** Performance period 3 years to 1 October 2009 (685,577) Performance period 3 years to 1 October 2010 (501,524) Performance period 3 years to 1 October 2011 (613,683)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**As for existing Ordinary Shares**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

== == == == ==

+ See chapter 19 for defined terms.

Two Illinois Villages Choose Redflex Traffic Systems for Red Light Photo Enforcement

10 November 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce contract awards by the villages of Brookfield and Justice, Illinois.

The village of Brookfield, located in Cook County 13 miles west of Chicago, has a population of approximately 20,000. The village of Justice is also located in Cook County and has a population approaching 13,000. Both chose REDFLEX based on its past performance in running programs in neighboring Illinois communities.

The Brookfield contract calls for up to 20 red light systems. The Justice contract also calls for up to 20 red light systems. Both contracts have five-year terms with two consecutive and automatic two-year renewals.

"The widespread adoption of our programs in Illinois is proof positive that support for this type of public safety program can reach a critical mass throughout a state," said Karen Finley, CEO Redflex Traffic Systems, Inc.

Redflex Traffic Systems Inc has contracts with more than 220 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 22 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems, Inc.
kfinley@redflex.com
+1 623 207-2000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER COOPER
Date of last notice	13 October 2008
Date of this notice	7 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related parties
Date of change	3 - 6 November 2008
No. of securities held prior to change	As the registered holder 30,000 Ordinary Shares As not the registered holder 1,704,986 Ordinary Shares
Class	Fully paid Ordinary Shares
Number acquired	44,181
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Allotment of 29,099 at Dividend Reinvestment Plan Price of $2.606907. 15,082 acquired through increase in an associated interest.
No. of securities held after change	As the registered holder 30,000 Ordinary Shares As not the registered holder 1,749,167 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	29,099 Dividend Reinvestment Plan allotment 15,082 off market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM DAVIE
Date of last notice	9 October 2008
Date of this notice	7 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	3 November 2008
No. of securities held prior to change	<u>As the registered holder</u> 1,414,488 Ordinary Shares 128,671 Performance Rights <u>As not the registered holder</u> 119,299 Ordinary Shares
Class	Ordinary Shares
Number acquired	26,479
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	26,479 at Dividend Reinvestment Plan Price $2.606907
No. of securities held after change	<u>As the registered holder</u> 1,438,908 Ordinary Shares 128,671 Performance Rights <u>As not the registered holder</u> 121,358 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan allotment

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	1 July 2008
Date of this notice	7 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	3 November 2008
No. of securities held prior to change	As the registered holder 36,306 Ordinary Shares (RDF) As not the registered holder 2,780,360 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	48,620
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Dividend Reinvestment Plan Price $2.606907
No. of securities held after change	As the registered holder 36,932 Ordinary Shares (RDF) As not the registered holder 2,828,354 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan allotment

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER LEWINSKY
Date of last notice	8 November 2007
Date of this notice	7 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	3 November 2008
No. of securities held prior to change	As the registered holder 12,519 Ordinary Shares (RDF) As not the registered holder 32,779 Ordinary Shares (RDF)
Class	Fully Paid Ordinary Shares
Number acquired	782
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Dividend Reinvestment Plan Price $2.606907
No. of securities held after change	As the registered holder 12,735 Ordinary Shares (RDF) As not the registered holder 33,345 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan allotment

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**70,005**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**70,000 at $2.3622** **5 for nil consideration**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**70,000 RDFAT Options exercised** **5 RDFAI employee shares fully paid converted to Ordinary Shares**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**7 November 2008**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
91,625,214	**Ordinary Shares (RDF)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**943,000**	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,800,784	**Performance Rights** Performance period 3 years to 1 October 2009 (685,577) Performance period 3 years to 1 October 2010 (501,524) Performance period 3 years to 1 October 2011 (613,683)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**As for existing Ordinary Shares**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

== == == == ==

+ See chapter 19 for defined terms.

REDFLEX Executes a New US$32 Million, 5-Year Maintenance & Support Services Contract with the City of Chicago

7 November 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of a new contract with the City of Chicago, Illinois.

Chicago, IL
This new US$32 million, 5-year contract is the for the maintenance and support services of the initial 136 systems purchased by the City of Chicago.

This contract is in addition to the US$52 million, 5-year contract executed by Redflex earlier this year for the expansion of the City's highly effective photo enforcement program for up to a further 440 systems at 220 intersections.

The term of both contracts will continue through 1st February 2013 and may be extended for one additional 2-year period.

The City currently operates a total of 248 Redflex photo red light systems and is planning to install an additional 100 systems during 2009.

"Working with the City on the largest municipal red-light enforcement program in the US has been a tremendous honour for Redflex. This program has achieved a staggering 59% reduction in dangerous red-light running behaviours. Over the last 5 years, our advanced technologies, comprehensive infrastructure, and depth of operating knowledge has enabled Redflex to achieve the City's industry-leading performance benchmarks of maintaining a minimum of 85% program-wide enforceability/issuance rate and 95% system operational uptime; which is truly unparalleled by anyone other than Redflex" said Karen Finley, CEO Redflex Traffic Systems.

Redflex Traffic Systems Inc has contracts with more than 220 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 22 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 623-207-2000

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**659,965**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Ordinary Shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Dividend Reinvestment Plan Price $2.606907**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Dividend Reinvestment Plan allotment**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**3 November 2008**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
91,555,209	Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		1,013,000	***Options expiring 2 June 2009*** *exercise* price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,800,784	**Performance Rights** Performance period 3 years to 1 October 2009 (685,577) Performance period 3 years to 1 October 2010 (501,524) Performance period 3 years to 1 October 2011 (613,683)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**As for existing Ordinary Shares**

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

== == == == ==

+ See chapter 19 for defined terms.

Redflex Traffic Systems Announces Inaugural Photo Enforcement Program in the State of Montana

6 November 2008

Redflex Traffic Systems, Inc., a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the contract award by the city of Bozeman, Montana. Bozeman is the first city in the state of Montana to adopt photo enforcement technology as a measure to reduce accidents and injuries on its roadways.

Bozeman is home to Montana State University and is the fifth largest city in the state, with a population approaching 30,000. REDFLEX participated in a competitive tender process and was selected based on its proven success in leading the first pilot photo enforcement programs in states including Arizona, California, Colorado, Ohio, Louisiana, Illinois and others. The contract in Bozeman calls for up to 30 red light systems. The contract term is three years with two consecutive three-year renewals.

"REDFLEX has implemented inaugural photo enforcement programs in 14 states across the U.S.," said Karen Finley, CEO Redflex Traffic Systems. "We will continue to take this leadership role in new states by actively supporting officials who take the first initiative to improve road safety in their communities."

Redflex Traffic Systems Inc. has contracts with more than 220 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 22 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems, Inc
kfinley@redflex.com
+1 623 207-2000

Redflex Traffic Systems Wins New Zealand Mobile Radar Speed Camera Contract valued at over AU$3 million

5 November 2008

Redflex Traffic Systems Pty Ltd, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce another international success with the execution of a contract with the New Zealand Police for the supply of mobile radar speed cameras. The contract, valued at over AU$3 million, is subject to the successful completion of the gazetting process in New Zealand.

The win follows on from other successes in the mobile enforcement market segment, including the supply of mobile radar speed cameras to the South Australian Police and the Redflex selection as the outsourced vendor for the first state-wide speed enforcement program in North America by the Arizona Department of Public Safety. The Arizona contract is for up to170 systems which include 40 mobile radar speed cameras as well as 10 mobile red light systems, 90 dedicated fixed speed systems and 30 combination systems.

Redflex cameras have been used in a red-light enforcement trial at intersections in the central Auckland area.

Redflex manufactures and supplies traffic cameras and processing systems to world-wide markets. Redflex is the market leader in Australia and has either won or is developing significant opportunities in the Middle East, Asia, Africa and Europe. In the USA, Redflex has contracts with more than 220 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 21 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Ricardo Fiusco
General Manager
Redflex Traffic Systems Pty Ltd
ricardo.fiusco@redflex.com.au
+ 61 3 9674 1758

Redflex Traffic Systems Wins 2008 Governor of Victoria Export Award for Large Advanced Manufacturer

22 October 2008

Redflex Traffic Systems Pty Ltd, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce that it was named the winner of the Large Advanced Manufacturer category in the Governor of Victoria Export Awards.

Ricardo Fiusco, General Manager of Redflex Traffic Systems Pty Ltd said, "Redflex employs a culture of innovation throughout the organisation as a key success factor in our development as a world leader in photo enforcement programs. Recognition by the Victorian Government in these prestigious awards is very rewarding and a tribute to the team".

As the world's largest speed and red light camera program outsourcing provider, Redflex is constantly using innovation and new technology to maximise returns for all stakeholders. Redflex' outsourcing contracts rely on Redflex products, hence providing an additional imperative in product development and performance, such as prosecution rates, detection rates, and reliability.

Redflex Traffic Systems Pty Ltd manufactures and supplies traffic cameras and processing systems to world-wide markets. Redflex is the market leader in Australia and has either won or is developing significant opportunities in the Middle East, Asia, Africa and Europe.

Redflex Traffic Systems Inc has contracts with more than 200 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 21 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Ricardo Fiusco
General Manager
Redflex Traffic Systems Pty Ltd
ricardo.fiusco@redflex.com.au
+ 61 3 9674 1758

Redflex Dividend Reinvestment Plan – Dividend payable on 3 November 2008

20 October 2008

Redflex wishes to advise the market that, for the dividend payable on 3 November, the DRP price (including the 5% discount) is $2.606907 per share.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1715

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**613,683**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights issued pursuant to the Company's Long Term Incentive Plan.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No** **613,683 Performance Rights were issued under the terms of the Company's Long Term Incentive Plan, details of which were announced on 26 July 2006. Performance Rights vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles. The performance measure is the Company's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group of companies.** **The performance period is 3 years to 1 October 2011.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**613,683 Performance Rights were issued under the terms of the Company's Long Term Incentive Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**20 October 2008**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**90,895,244**	**Ordinary Shares (RDF)**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5**	**Employee shares fully paid (RDFAI)**
		1,013,000	**Options expiring 2 June 2009** exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)
		1,800,784	**Performance Rights** Performance period 3 years to 1 October 2009 (685,577) Performance period 3 years to 1 October 2010 (501,524) Performance period 3 years to 1 October 2011 (613,683)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

== == == == ==

+ See chapter 19 for defined terms.

Two New Photo Enforcement Contracts - Bell Gardens, CA and Roseburg, OR

20 October 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce contract awards by Bell Gardens, California and Roseburg, Oregon.

Bell Gardens, California
Bell Gardens has a population of approximately 50,000 and joins more than 70 other cities in California with REDFLEX programs. The contract calls for up to 10 red light systems and provides for a contract term of five years with seven consecutive one-year renewals. The award was granted after the city researched other vendors and determined that REDFLEX offers superior conviction rates and technology, resulting in the greatest impact on accident reduction.

Roseburg, Oregon
Roseburg is a town of approximately 21,000. This is the sixth red light enforcement contract for REDFLEX in Oregon since the inception of the red light program in Beaverton in 2000. Other programs are in place in Medford, Albany, Tualatin, Newberg and Salem. The contract calls for up to 8 red light systems and provides for a contract term of five years with seven consecutive one-year renewals.

"Our earliest red light programs in Oregon and California were proven to yield positive results," said Karen Finley, CEO Redflex Traffic Systems. "We further our aim to maintain a steady rate of adoption on the West Coast."

Redflex Traffic Systems Inc has contracts with more than 200 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 21 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems, Inc
kfinley@redflex.com
+1 623 207-2000

AGM 2008

17 October 2008

Redflex is pleased to provide Notice of Meeting and Explanatory Statement in relation to the Annual General Meeting to be held on 19 November 2008 at 10.30am.

The attached meeting documents and Annual Report are being sent to shareholders.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1715

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Registered Office
31 Market Street
South Melbourne, Vic, Australia 3205
Tel: +61 3 9674 1715
Fax: +61 3 9699 3566

Share Registrar:
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford, Vic, Australia 3067
Tel: 1300 850 505
Fax: 1800 783 447

Share Registrar's Postal Address:
Share Registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne, Vic, Australia 3001

Redflex Holdings Limited ABN 96 069 306 216

Notice of Annual General Meeting 2008

Notice is hereby given that the Annual General Meeting of Redflex Holdings Limited will be held at the Village Roadshow Theatrette, State Library of Victoria, 328 Swanston Street (entry 3, La Trobe Street), Melbourne, on Wednesday 19 November 2008 at 10.30am to transact the following business:

Financial Report and Directors' and Auditors' Reports

To receive and consider the Financial Report and Reports of the Directors and Auditor for the year ended 30 June 2008.

Resolutions

Re-election of Mr Peter Lewinsky

1. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That Peter Lewinsky, who retires in accordance with the Company's Constitution, be re-elected a Director of the Company."

Re-election of Mr Roger Sawley

2. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That Roger Sawley, who retires in accordance with the Company's Constitution, be re-elected a Director of the Company."

Remuneration Report

3. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That the Remuneration Report forming part of the Directors' Report for the year ended 30 June 2008 be adopted."

Approval of securities to Mr Graham Davie, CEO

4. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That, approval be given for the purposes of Listing Rule 10.14 for the issue to Graham Davie, being an Executive Director, of 72,057 Performance Rights to acquire at no cost fully paid ordinary shares in the Company under the Redflex Long Term Incentive Plan for Australian Executives (the "Plan"), on the terms contained in the Explanatory Statement attached to and forming part of this Notice, and to issue fully paid ordinary shares in the number, at the time, upon the terms and subject to the conditions contained in the Plan."

Approval of securities to Ms Karen Finley, CEO Redflex Traffic Systems Inc

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution:
   "That, approval be given for the purposes of Listing Rule 10.14 for the issue to Karen Finley, being an Executive Director, of 90,071 Performance Rights to acquire at no cost fully paid ordinary shares in the Company under the Redflex Long Term Incentive Plan for USA Executives (the "Plan"), on the terms contained in the Explanatory Statement attached to and forming part of this Notice, and to issue fully paid ordinary shares in the number, at the time, upon the terms and subject to the conditions contained in the Plan."

Please see accompanying Explanatory Statement for information concerning the business of the meeting.

By Order of the Board

Marilyn Stephens

Marilyn Stephens, Secretary
15 October 2008

Redflex Holdings Limited
Annual General Meeting 2008

Eligibility to vote

The Company has determined that for the purposes of the meeting, persons who are registered holders of ordinary shares at 7pm Mon 17 November, will be voting members.

Proxies

1. Members who do not plan to attend the meeting are encouraged to complete and lodge a proxy form. A proxy form is enclosed. Additional proxy forms will be provided by the Share Registrar on request.

2. A shareholder entitled to attend and vote at the meeting may appoint one or two proxies to attend and vote on their behalf. Each proxy will have the right to vote on a poll and also to speak at the meeting.

3. A proxy need not be a member of the Company. A proxy can be an individual or a body corporate.

4. A shareholder may specify the proportion or the number of votes that the proxy may exercise. If a shareholder appoints 2 proxies and does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. If more than one proxy for a member is present at the meeting, neither may vote on a show of hands.

5. The instrument appointing a proxy is required to be in writing under the hand of the appointer or of that person's attorney and, if the appointer is a corporation, in accordance with the Corporations Act 2001 or under the hand of an authorised officer or attorney. Where two or more persons are registered as a shareholder, each person must sign the proxy form.

6. If a proxy form is completed by an individual, or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney must accompany the proxy form unless the Power of Attorney has previously been noted by the Company.

7. If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting as that person thinks fit.

8. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on a show of hands or on a poll.

9. Members who lodge a proxy form but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting. If a proxy form is lodged but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and will vote in accordance with the directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.

10. To be valid, proxies, and the power of attorney or other authority (if any) under which it is signed (or a certified copy of the power of attorney or authority), must be sent by one of the following methods and received not less than 48 hours before the commencement of the meeting or any adjournment of the meeting.

(a) electronically, by visiting www.investorvote.com.au and then inputting the shareholder's *secure access information* to commence proxy instructions.
or

(b) by mail to the Company's Share Registry, Computershare Investor Services Pty Limited (a reply paid envelope is enclosed) or to the Company's registered office.
or

(c) in person at the Company's Share Registry, Computershare Investor Services Pty Limited or at the Company's registered office.
or

(d) by fax to the Company's Share Registry.

Corporate Representatives

If a representative of either a corporate member or a proxy which is a body corporate is to attend and/or vote at the meeting, a certificate of appointment of the representative, or other evidence satisfactory to the Chairman of the meeting, must be produced prior to admission to the meeting.

Annual Report – Online

Redflex's Annual Report for the year ended 30 June 2008 is available on the Company's website at www.redflex.com.au/report/2008annualreport.pdf
Shareholders can elect to receive a copy of the annual report in hard copy form by contacting the Company.

Financial Report and Directors' and Auditors Reports

The financial report and the reports of the Directors and the Auditor for the year ended 30 June 2008 will be presented for consideration by shareholders. No formal resolution is required on these reports.

1. Re-election of Peter Lewinsky

Peter Lewinsky, Non-executive Director, retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election. Information about Mr Lewinsky appears in the Company's Annual Report.

2. Re-election of Roger Sawley

Roger Sawley, Non-executive Director, retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election. Information about Mr Sawley appears in the Company's Annual Report.

3. Adoption of Remuneration Report

The Company's Remuneration Report is included within the Directors' Report at pages 32 to 41 in the Annual Report. It sets out a range of matters relating to the remuneration of Directors and executives of the Company. A vote on this resolution is advisory only and does not bind the directors or the Company.

4. Approval of securities to be issued to Graham Davie, CEO.

At the date of this Notice Mr Davie is paid a total fixed annual remuneration ("TFR") of $300,000 which represents an 8.8% increase in his previous TFR of $275,600 which was effective to 1 October 2008. Mr Davie is entitled to receive short term incentive payments in accordance with the STI Plan and, as Chief Executive Officer, is entitled to participate in the Redflex Long Term Incentive Plan for Australian Executives (the "Plan") subject to shareholder approval. The Company seeks shareholder approval for Mr Davie to be issued with Performance Rights and for the Company to issue fully paid ordinary shares in the number, at the time and upon the terms and subject to the conditions contained in the Plan.

The number of Performance Rights contemplated in this resolution is 72,057.

The Plan has been in operation since July 2006. The Plan's objective is to reward executives and senior managers in a manner that aligns this element of remuneration with the creation of shareholder wealth. The Plan Rules for Australian executives are posted on the Company's website at www.redflex.com.au/holdings/holdings_governance.htm.

To date, under the Plan, the Company has issued or offered to 31 Redflex executives 2,911,519 Performance Rights of which 847,043 have vested, 2,942 have lapsed and 98,622 have been forfeited.

Number of Performance Rights to be awarded
The maximum number of Performance Rights to be issued subject to this resolution is 72,057. This number was calculated by reference to 60% of Mr Davie's annual TFR and the average of the daily closing prices of the Company's shares over the 3 months prior to 1 October 2008 ($2.49803), being the effective date of the commencement of the performance period. The Performance Rights represent a value of $180,000 over a 3 year period.

The actual value of the Performance Rights that Mr Davie will enjoy will depend on the Company's relative total shareholder return, described below, as well as movements in the Company's share price, and may be more or less than $180,000. Shortly prior to the finalisation of this Notice, the Company's share price was $2.83 compared to the closing share price of $2.35 on 1 July 2008 and $2.30 on 30 September 2008 being the last trading day prior to when the Performance Rights were determined.

If, prior to the end of a performance period, Mr Davie ceases to be employed by the Company (except in the case of death, disability or redundancy), then the Performance Rights for that period will lapse.

Having regard to the circumstances of Mr Davie (including the responsibility involved in his office and employment) and the Company, the Directors consider that the grant of the additional Performance Rights represents reasonable remuneration for Mr Davie. As announced to ASX when the Plan commenced operation, it has always been expected that Performance Rights will be offered annually.

Performance Conditions
The actual number of shares to be granted is determined by the performance conditions of the Performance Rights over the 3-year performance period to 1 October 2011.

The Performance Rights will vest into fully paid ordinary shares on a 1 for 1 basis at no cost to Mr Davie (as is the case with other Redflex executives) subject to satisfaction of performance hurdles. The performance measure is the Company's relative total shareholder return ("TSR") performance compared with the TSR performance of a comparator group of companies in the S&P/ASX 300 at the start of the performance period over the same period.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if the Company's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights will vest if the Company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the Company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

Other
The 72,057 Performance Rights subject to the resolution represent 0.07% of the Company's share capital of 90,895,249.

It is intended that the Performance Rights will be issued to Mr Davie immediately on shareholder approval being obtained. Any shares the subject of vesting of Performance Rights will be issued within a three year period from the date of shareholder approval.

Mr Davie presently has interests in 1,533,787 shares in the Company and 128,671 Performance Rights.

Voting Exclusion
The Company will disregard any vote cast on Resolution 4 by Mr Davie or any associate of him. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. Approval of securities to be issued to Karen Finley, CEO, Redflex Traffic Systems Inc

At the date of this Notice Ms Finley is paid a total fixed annual remuneration ("TFR") of US$300,000 which represents a 9.1% increase in her previous TFR of US$275,000 which was effective to 1 October 2008. Ms Finley is entitled to receive short term incentive payments in accordance with the STI Plan and, as Chief Executive Officer of Redflex Traffic Systems Inc, is entitled to participate in the Redflex Long Term Incentive Plan for USA Executives (the "Plan") subject to shareholder approval. The Company seeks shareholder approval for Ms Finley to be issued with Performance Rights and for the Company to issue fully paid ordinary shares in the number, at the time and upon the terms and subject to the conditions contained in the Plan.

The number of Performance Rights contemplated in this resolution is 90,071. If shareholder approval is not obtained, then Ms Finley will be provided with monetary equivalent rewards based on the Plan hurdles as per all USA executives.

The Plan has been in operation since July 2006. The Plan's objective is to reward executives and senior managers in a manner that aligns this element of remuneration with the creation of shareholder wealth. The Plan Rules for USA executives are posted on the Company's website at www.redflex.com.au/holdings/holdings_governance.htm.

To date, under the Plan, the Company has issued or offered to 31 Redflex executives 2,911,519 Performance Rights of which 847,043 have vested, 2,942 have lapsed and 98,622 have been forfeited.

Number of Performance Rights to be awarded
The maximum number of Performance Rights to be issued subject to this resolution is 90,071. This number was calculated by reference to 60% of Ms Finley's annual TFR and the average of the daily closing prices of the Company's shares over the 3 months prior to 1 October 2008 ($2.49803) , being the effective date of the commencement of the performance period. The Performance Rights represent a value of $225,000 over a 3 year period.

The actual value of the Performance Rights that Ms Finley will enjoy will depend on the Company's relative total shareholder return, described below, as well as movements in the Company's share price, and may be more or less than $225,000. Shortly prior to the finalisation of this Notice, the Company's share price was $2.83 compared to the closing share price of $2.35 on 1 July 2008 and $2.30 on 30 September 2008 being the last trading day prior to when the Performance Rights were determined.

Having regard to the circumstances of Ms Finley (including the responsibilities involved in her office and employment) and the Company, the Directors consider that the grant of additional Performance Rights represents reasonable remuneration for Ms Finley. As announced to ASX when the Plan commenced operation, it has always been expected that Performance Rights will be offered annually.

If, prior to the completion of a performance period, Ms Finley ceases to be employed by the Company (except in the case of death, disability or redundancy), then the Performance Rights for that period will lapse.

Performance Conditions
The actual number of shares to be granted is determined by the performance conditions of the Performance Rights over the 3-year performance period to 1 October 2011.

The Performance Rights will vest into fully paid ordinary shares on a 1 for 1 basis at no cost to Ms Finley (as is the case with other Redflex executives) subject to satisfaction of performance hurdles. The performance measure is the Company's relative total shareholder return ("TSR") performance compared with the TSR performance of a comparator group of companies in the S&P/ASX 300 at the start of the performance period over the same period.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if the Company's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights will vest if the Company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the Company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

Other
The 90,071 Performance Rights subject to the resolution represent 0.09% of the Company's share capital of 90,895,249 ordinary shares.

It is intended that the Performance Rights will be issued to Ms Finley immediately on shareholder approval being obtained. Any shares the subject of vesting of Performance Rights will be issued within a three year period from the date of shareholder approval.

Ms Finley presently has interests in 281,879 shares in the Company, and 156,626 Performance Rights.

Voting Exclusion
The Company will disregard any vote cast on Resolution 5 by Ms Finley or any associate of her. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

REDFLEX
HOLDINGS
Redflex Holdings Limited
ABN 96 069 306 216

000001 000 RDF
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I 9999999999 IND

Redflex Holdings Limited

ABN 96 069 306 216

QUESTIONS FROM SHAREHOLDERS

Annual General Meeting Wednesday 19 November 2008, 10.30am

Your questions or concerns as a shareholder are important and we encourage you to raise them with us. Please use this form to submit questions which may be directed to:

- Management of the company regarding Redflex Holdings Limited generally and/or
- Ernst & Young, the company's auditor, regarding the content of its Audit Report or the conduct of its audit of the company's financial statements for the year ended 30 June 2008.

We will endeavour to respond to as many of the most frequently asked questions as practicable during the meeting as part of the Chairman's and Chief Executive Officer's addresses.

Questions should be submitted no later than 5:00pm Monday 10 November 2008 as follows:

By fax to: +61 3 9699 3566
By mail to: PO Box 720, South Melbourne, Victoria, Australia, 3205
By email to: marilyn.stephens@redflex.com.au

Question(s)

- ______________________________
- ______________________________
- ______________________________

REDFLEX HOLDINGS
Redflex Holdings Limited
ABN 96 069 306 216

000001 000 RDF
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For all enquiries call:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:

www.investorvote.com.au

☑ **Cast your proxy vote**	***Your secure access information is:*** **Control Number: 999999**
☑ **Access the annual report**	**SRN/HIN: I9999999999** **PIN: 99999**
☑ **Review and update your securityholding**	**PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10.30am Monday 17 November 2008

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE, or turn over to complete the form ➔

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark [X] to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Redflex Holdings Limited hereby appoint

☐ **the Chairman of the meeting** **OR** ____________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Redflex Holdings Limited to be held at the Village Roadshow Theatrette, State Library of Victoria, 328 Swanston Street (entry 3, La Trobe Street), Melbourne, on Wednesday 19 November 2008 at 10.30am and at any adjournment of that meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1	Re-election of Mr Peter Lewinsky	☐	☐	☐
2	Re-election of Mr Roger Sawley	☐	☐	☐
3	Adoption of Remuneration Report	☐	☐	☐
4	Approval of securities to be issued to Mr Graham Davie, CEO	☐	☐	☐
5	Approval of securities to be issued to Ms Karen Finley, CEO Redflex Traffic Systems Inc	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date __/__/__

RDF 037205A Computershare

REDFLEX
HOLDINGS
Redflex Holdings Limited
ABN 96 069 306 216

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

000001 000 RDF
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Dear Securityholder,

We have been trying to contact you in connection with matters arising from your securityholding in Redflex Holdings Limited. Unfortunately, our correspondence has been returned to us marked "Unknown at the current address". For security reasons we have flagged this against your securityholding which will exclude you from future mailings, other than notice of meeting.

We value you as a securityholder and request that you supply your current address so that we can keep you informed about Redflex Holdings Limited. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records.

You are requested to include the following:

>Security Reference Number (SRN)*;
>ASX trading code;
>Name of company in which security is held;
>Old address; and
>New address.

Please ensure that the notification is signed by all holders and forwarded to our Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

Note*: If your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated.

Yours sincerely

Marilyn Stephens

Marilyn Stephens
Company Secretary

999999_SAMPLE_0_0_PROXY/000001/000001



ANNUAL REPORT - 2008

REDFLEX
HOLDINGS

REDFLEX - MAKING A **SAFER** WORLD

CORPORATE DIRECTORY

REDFLEX HOLDINGS LIMITED

ABN 96 069 306 216

DIRECTORS

Mr Christopher Cooper
Non Executive Chairman

Mr Robin Debernardi
Non Executive Director

Mr Peter Lewinsky
Non Executive Director

Mr Roger Sawley
Non Executive Director

Mr Graham Davie
Chief Executive Officer
Redflex Holdings Limited

Ms Karen Finley
Chief Executive Officer
Redflex Traffic Systems Inc

COMPANY SECRETARY

Ms Marilyn Stephens
Company Secretary

PRINCIPAL PLACES OF BUSINESS

31 Market Street
South Melbourne
Victoria Australia 3205
Tel +61 3 9674 1888
Fax +61 3 9699 3566

23751 N 23rd Avenue
Phoenix Arizona 85085
United States of America
Tel +1 623 207 2000
Fax +1 623 207 2050

SHARE REGISTRY

Computershare Investor Services
452 Johnston Street
Abbotsford
Victoria Australia 3067
Tel 1800 783 447

REDFLEX HOLDINGS LIMITED SHARES ARE LISTED ON THE AUSTRALIAN SECURITIES EXCHANGE (ASX)

SOLICITORS

Baker & McKenzie
525 Collins Street
Melbourne Victoria Australia

BANKERS

The Commonwealth Bank of Australia
Melbourne Victoria Australia 3000

BMO Capital Markets
Chicago Illinois USA

AUDITORS

Ernst & Young
Melbourne Victoria, Australia 3000

FINANCIAL PERFORMANCE FROM CONTINUING OPERATIONS	FY08	FY07
Revenue ($m)	88.2	70.0
Earnings before interest, taxation, depreciation and amortisation ($m)	32.3	25.8
Operating profit after tax ($m)	10.6	7.3
Weighted average number of shares (million)	89.8	89.0
Basic earnings per share (cents)	11.79	8.25
Earnings per share based on earnings before interest, tax, depreciation and amortisation (cents)	36	29.1

FINANCIAL POSITION	FY08	FY07
Current assets ($m)	41.3	36.8
Non-current assets ($m)	86.9	72.3
Current liabilities ($m)	24.9	15.1
Non-current liabilities ($m)	38.0	27.9
Shareholders equity ($m)	65.4	66.1

CONTRACTED CITIES IN USA

203



61
87
146
203
2005
2006
2007
2008

INSTALLED BASE OF CAMERAS IN USA

1267



463
667
877
1267
2005
2006
2007
2008

CONTRACTED STATES IN USA

20



15
16
18
20
2005
2006
2007
2008

REVENUE FROM CONTINUING OPERATIONS (AU$)

$88.2M



37.9
54.1
70.0
88.2
2005
2006
2007
2008

EBITDA GROWTH FROM CONTINUING OPERATIONS (AU$)

$32.3M



14.0
17.0
25.8
32.3
2005
2006
2007
2008

NET PROFIT BEFORE TAX FROM CONTINUING OPERATIONS (AU$)

$15.3M



7.1
5.5
10.8
15.3
2005
2006
2007
2008

WHILST REDFLEX IS CLEARLY A HIGH GROWTH OPERATION, IT IS PLEASING TO RECORD THAT CORPORATE MATURITY AND STABILITY CONTINUE TO EVOLVE.

FELLOW SHAREHOLDERS

The Redflex Board is delighted to inform the company's stakeholders that the last year has been a very positive one. The company has continued to build on its strong market position and has maintained its pre-eminent status.

Again new records have been set, by substantial margins, in relation to all standard measures of financial performance. More specifically, record results have been achieved in terms of revenue, earnings before interest, tax, depreciation and amortisation (EBITDA), net profit before tax (NPBT) and net profit after tax (NPAT). It is particularly pleasing, and worthy of note that such record increases were achieved despite significant adverse foreign exchange conditions. Approximately 80% of the company's business is based in the USA. Between the start and the finish of the financial year the US dollar declined in Australian dollar terms by approximately 13%. That being the case, the financial records established by Redflex are all the more commendable. Since the end of the 2007/2008 financial year, there has been a significant improvement in the foreign exchange situation, from a Redflex viewpoint at least which hopefully augurs well for the balance of the current financial year.

Whilst Redflex is clearly a high growth operation, it is pleasing to record that corporate maturity and stability continue to evolve. Encouragingly, the company's senior management, which has served us so well, has remained in place as a committed unified team albeit with some valuable additional appointments being made in light of the company's rapid growth. Hopefully such managerial stability will be maintained in years to come.

The last year has seen a number of operational milestones being achieved which include, amongst others:

- commissioning our 1000th installation in the USA (now in excess of 1,300);
- the successful implementation of the largest traffic camera program in the Middle East, being a program of 86 installations in Qatar;
- Redflex's selection for a state-wide speed camera program in Arizona – the first such state-wide contract ever awarded in the USA;
- the relocation of the Scottsdale operation into brand new, significantly larger premises in Phoenix – being a facility providing floor space in excess of 7,000 square metres;

- the establishment of a US$50 million loan facility through a joint venture of the Bank of Montreal and the Commonwealth Bank of Australia to finance our on-going rapid expansion.
- In November 2007 Redflex paid its first ever dividend to shareholders being a dividend of 3.5 cents fully franked. We are delighted to confirm that another dividend has been declared and will be paid in November 2008 – on this occasion in the sum of 4.5 cents per share fully franked, (a 29% increase). The dividend reinvestment plan (DRP) that was offered last year was enthusiastically supported by the company's shareholders with a take up rate of approximately 58%. That being the case, it has been resolved that the DRP will again be offered in relation to the forthcoming dividend on the same terms and conditions as previously – that is with the shares being issued at a discount to market price of 5% thereby enabling shareholders to participate further in the company's growth without incurring brokerage or other transactional costs. The DRP is of great benefit to the company in assisting capital conservation at a stage when capital expenditure to facilitate corporate expansion is progressing so strongly. The support of those shareholders who choose to participate in the program is greatly appreciated. The company intends maintaining its policy of paying only one dividend per year.

We believe that the future continues to hold much promise for Redflex. Tragically, this year approximately 50,000 fatalities will occur on North American roads – a very much greater per capita toll than the Australian equivalent, despite the typically higher quality of North American roads. Clearly, this is a situation that is capable of dramatic improvement. We are confident that Redflex can and will continue to make a significant contribution to this worthy cause. At the same time as doing significant public good, your company can build a successful ongoing prosperous commercial enterprise. Such fortuitous parallel potentialities are rare indeed. Redflex will make every effort to avail itself of the opportunity open to it.

We have every confidence that the future for Redflex is highly promising. Whilst we have already made much progress, the challenges in front of us are substantial and exciting. I again, finally, on behalf of all shareholders, take this opportunity to sincerely thank and congratulate our loyal and hardworking staff who have, together, created our achievements to date and will doubtless do likewise in the future.

WE HAVE EVERY CONFIDENCE THAT THE FUTURE FOR REDFLEX IS HIGHLY PROMISING. WHILST WE HAVE ALREADY MADE MUCH PROGRESS. THE CHALLENGES IN FRONT OF US ARE SUBSTANTIAL AND EXCITING.

Christopher Cooper
Chairman


OD3

REDFLEXred-speed™

The REDFLEXred-speed™ fixed system provides a world leading technology in enforcement utilising inductive and non-inductive detectors. It provides the enforcement of red light and speed offences at intersections.

The detection system utilises in-road inductive (i.e. loop loop) detectors and is capable of speed determination. Additional information such as vehicle length and class can also be acquired using this technology.

The system is able to enforce red light, speed and combined red light and speed offences, and is suited to intersections.

REVIEW OF OPERATIONS

In the 2008 financial year Redflex has again delivered an impressive result, with record revenues and profits, ahead of our published forecast.

Our number one position in the US photo-enforcement market has been retained with a record result and record roll-out of new camera systems across the country.

Our Australian-based, international traffic enforcement business has also performed very well and has made further inroads into the global market.

GROUP HIGHLIGHTS FOR THE YEAR

- An increase in revenue from $70.0 million to $88.2 million.
- An increase in Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) from $25.5 million to $32.3 million for continuing operations. This represents an improvement in EBITDA margin from 36% to 38%.
- An increase in Net Profit before Tax (NPBT) from $10.8 million to $15.3 million for continuing operations.
- An increase in Net Profit after Tax (NPAT) from $7.3 million to $10.6 million for continuing operations.
- A doubling of our bank financing facilities from US$25 million to US$50 million on favourable commercial terms to fund our ongoing expansion.

USA OPERATIONS

Redflex Traffic Systems continues to lead the market in North America in new contracts awarded and system delivery, and continues to lead the industry as the largest supplier and operator of outsourced photo enforcement systems in the USA.

HIGHLIGHTS

- Maintaining Redflex's number one position in the USA market in terms of installed cameras and new business being won;
- An increase of 44% in the number of camera systems installed in the USA Build Own Operate and Maintain market - from 877 to 1,267;
- An increase of 43% in USA traffic revenue from US$44.3 million to US$63.3 million;
- 66 new contracts signed over the financial year, with a further 13 signed since to 15 September 2008;
- Contracted for the largest municipal red light camera program in the world for an additional 440 systems in the City of Chicago.
- 51% more citations processed than in FY 2007;
- Ongoing research and development investment in new technology developments that continue to place Redflex at the forefront of the industry; and
- Contracted the first state-wide mobile speed enforcement program with the Arizona Department of Public Safety.



REDFLEXpoint-to-point™

Redflex's Point-to-Point™ solution provides speed enforcement and statistical information for vehicles traveling from one point to another.

The system works by knowing the distance between the two points and the time it would take to travel that distance legally. Vehicle details (including image and time) are recorded at each point, and are later correlated at a central server to determine the average vehicle speed.

Incident files are created for both local and point-to-point speeding vehicles.

Optical character recognition (OCR) is used to automate the vehicle correlation process. The central server utilizes a relational database to store summary information, from which statistical information is extracted.

NEW CONTRACTS

In the USA, Redflex Traffic Systems now has contracts with 215 cities across 20 states. New contracts were signed with the following 79 cities from 1 July 2007 to 15 September 2008:

Tempe, AZ	Bremerton, WA	Palos Heights, IL	DPS, AZ (2 speed van pilot)
New Lennox, IL	Fife, WA	Mt Carmel, TN	Stickney, IL
Moreno Valley, CA	Monroe, WA	Rancho Cucamonga, CA	Gretna, LA
Columbus, MS	Granite Shoals, TX	Citrus Heights, CA	Glendale, CA
Lewisville, TX	Forney, TX	Carol Stream, IL	Festus, MO
Northlake, IL	South Holland, IL	Geneva, IL	Napa, CA
St Charles, IL	Mountlake Terrace, WA	Aurora, IL	Oroville, CA
Edmundson, MO	Selmer, TN	Redlands, CA	Gurnee, IL
Hurst, TX	Broussard, LA	Chillicothe, OH	Yucaipa, CA
Bedford, TX	Peoria, AZ	Burien, WA	Tinley Park, IL
Baker, LA	Richton, IL	Balch Springs, TX	San Carlos, CA
Mesquite, TX	Countryside, IL	Belmont, CA	Star Valley, AZ
Killeen, TX	Oakland, CA	Port Lavaca, TX	Orland Park, IL
Allen, TX	Victorville, CA	Chicago, IL (New 440)	Hayward, CA
Haltom, TX	Beverly Hills, CA	Denver, CO	Roanoke, TX
Southlake, TX	Carrollton, TX	Austin, TX	Highland, CA
Tomball, TX	North Las Vegas, NV	Sulphur, LA *	Calumet Park, IL *
Livingston Parish, LA *	Roseville, CA *	Jonesborough, TN *	Naperville, IL *
West Carrollton, OH *	Blue Island, IL *	Morristown, TN *	Oak Ridge, TN *
Department of Public Safety, AZ (State wide freeway enforcement)*		Elgin, IL *	Westwego, LA *

* Contracts signed since 1 July 2008

In addition, contract renewals have been executed in many long term partner cities. Specifically, the cities of Fort Collins Colorado, Bakersfield California; Medford Oregon, Toledo Ohio, St. Peters Missouri, Pinal County and Paradise Valley Arizona, Oxnard and Southgate California, and Moultrie Georgia all renewed their contracts for multiple years. Again, Redflex successfully beat one of its competitors in a head-to-head program trial in the City of Austin, Texas which was a huge testament to, and reaffirmation of, its service and technical abilities, underpinning the win from last year in the head-to-head trial in Corpus Christi, Texas.

SALES AND MARKETING

Key sales and marketing developments over the year have been:

- 66 new contracts won over the financial year compared to 59 in the prior financial year. This underscores the continuous growth opportunities and validates photo enforcement acceptance across the USA.
- The sales team added key resources to target the market areas in Arizona, Colorado, and New Mexico.
- Inroads achieved in the speed enforcement market with, in Arizona, three new contracts containing a speed component, as well as new contracts in Louisiana, Nevada and Tennessee.
- Fixed speed enforcement opportunities are emerging as the baseline infrastructure is being established with red light enforcement and general acceptance of the technology becomes more commonplace.
- The red light and speed product portfolios have been broadened to meet customer needs. In red light we have both fixed and mobile systems, and for the speed market, the fixed, mobile and tripod systems have allowed Redflex to be a leader in this next sector of growth.
- We have grown in the key markets of California, Texas, Illinois and Ohio.
- Fixed red light enforcement product sales continue to see momentum with the increasing acceptance of automated enforcement in this sector and as the efficacy of these safety programs becomes more widely known.



REDFLEXradarcam™

REDFLEXradarcam™ is our state of the art, mobile digital camera system. Redflex uses high-resolution digital cameras with independent strobe units, a large touch-screen interface for real-time feedback, a Global Positioning System receiver (GPS) for location tracking, atomic-clock synchronisation, and a slant radar system for across-the-road Mobile Speed Enforcement.

The REDFLEXradarcam™ system can be operated in environments where mobile speed reduction solutions are required. This may be in black spot areas, speed complaints or school zones.

Redflex's mobile units are purpose built to be operated from vehicles, and are flexible in configuration so that they can be externally tripod mounted.

KEY EXECUTIVE CHANGES

Aaron Rosenberg was appointed Executive Vice President of New Business Development, effective 1 July 2008. He is focused on rapid expansion of new product and channel initiatives to allow Redflex to capitalise on emergent growth sectors.

Cristina Weekes expanded her role in the company as Executive Vice President, adding sales to marketing, government affairs, and public relations responsibilities.

Michael Browne was appointed to the position of Chief Financial Officer of Redflex Traffic Systems Inc.

INSTALLATIONS

Financial year 2008 witnessed the greatest number of installed systems in the traffic photo enforcement industry. The installation base continues to grow with:

- 667 systems installed at 30 June 2006,
- 770 systems installed at 31 December 2006,
- 877 systems installed at 30 June 2007,
- 1,064 systems installed at 31 December 2007,
- 1,267 systems installed at 30 June 2008.

The number of installed systems includes cameras that may not be generating revenues for reasons including warning periods, delays in going live, legislative issues, road work, and/or maintenance actions.

PRODUCT DEVELOPMENT INITIATIVES

REDFLEXred Mobile Red Light

An exciting new product was added to the Redflex suite of photo enforcement systems with the introduction of REDFLEXred Mobile. Redflex took its knowledge and experience in fixed red light monitoring and mobile speed systems, and combined them to form a mobile version of its red light monitoring product. The system can be deployed at pre-determined locations, increasing the coverage and halo effect experienced with fixed monitoring systems. The REDFLEXred Mobile system can also complement a new or existing photo enforcement program. A mobile red light monitoring system was recently a requirement of the Arizona DPS state photo enforcement program.

Mobile Speed Third Generation (G3)

This year, Redflex began to roll out its next generation (G3) of mobile speed enforcement products including new platforms for mobile speed vehicles and tripod based portable speed enforcement systems. The mobile speed system utilises a hybrid vehicle's power system for true mobile enforcement capabilities so it never has to be plugged in to charge. Coupled with mobile broadband internet, the G3 mobile speed enforcement platform provides powerful functionality. The G3 mobile speed enforcement technologies formed the basis of the Arizona DPS mobile speed pilot. This two vehicle program called for features such as bi-directional front and rear monitoring capabilities, video clips at raised heights, and high resolution digital still cameras.

Photonotice.com Kiosk

Redflex delivered its violator portal, Photonotice.com, in the form of a Kiosk, which has been installed at a customer's court house. The Kiosk provides a free service to the community to review their violation details online. This includes the high resolution still images and a full motion video clip. The violators can also read frequently asked questions while they log online to pay their fines.

SMARTscene Live

Additionally, Redflex is in the process of completing a new version of its SMARTscene Live system. The new version will provide multiple video viewing and user defined camera filtering capabilities for easy access to favourite live video streams as well as the ability to recall recorded video from a particular camera, all through the use of a web browser.

OPERATIONAL ACCOMPLISHMENTS

Data Storage Efficiency Improvement

Redflex increased its efficiencies in data storage through a new interface to manage data retention policies and compression technologies on image data in the back office systems. This not only leverages the capital investments made by Redflex to store its data both at its main data centre and offsite co-location facility, but also realises a reduction in bandwidth requirements and increase in processing/viewing speeds which translates into operational cost reductions. With these efficiency enhancements high resolution digital still images now download at significantly higher speeds, reducing the computer and bandwidth requirements at the customer end.



REDFLEXrail™

REDFLEXrail™ is a level crossing violation monitoring system that detects and enforces offending vehicles at railway crossings. The system detects vehicles that disobey red lights, vehicles that drive around boom gates, and provides gridlock enforcement capabilities that capture images of all vehicles that stop within the violation area after a configurable time period (regardless of the signal or boom gates). The system also enforces speed at the level crossing site.

The system combines high resolution images with video of all offences to ensure enforcement and understanding of driver behaviour at the level crossing

Automated Data Download Enhancement

Automated data downloads from the camera systems have been further enhanced with the implementation of a new "push" client/server software system which significantly reduces the management of the data gathering and increases the efficiencies through auto-resume, compression and verification. This new system allows for easier adoption of potentially less reliable internet connections such as wireless broadband that is now being used in some fixed sites as a temporary or sometimes permanent media connection where traditional means of broadband are unavailable or where a wireless connection may be required in a mobile application such as speed and red light units.

Server Virtualisation – Utilisation, Space and Cost Efficiencies

Redflex migrated its core production systems in its data centre to server virtualisation technologies. This initiative increases server hardware utilisation by as much as 80%. This translates into a reduction in the number of physical hardware servers required for Redflex to operate its business, which in turn translates into reduced operational costs such as electricity and hardware maintenance. Virtualisation technology also increases and simplifies Redflex's ability to resume operations in a disaster scenario.

Automated Court Evidence Packages

Redflex is completing the final testing of an application which will automate the creation of evidence packages for Court, to increase quality and efficiency in this important area.

Supply Chain Improvements

The USA production team has developed effective solutions and realised substantial cost savings through global supply chain improvements and reduced freight costs.

Construction and Maintenance Efficiencies

The USA construction and maintenance team has maintained and improved efficiencies while accomplishing an 86% growth in the net rate of new installations, and fully supporting an installed base that grew by 44%.

NEW USA CORPORATE OFFICE

With the growth experienced over the past several years, and with the expiration of our current corporate office lease in September, we have relocated the corporate headquarters in the USA to the Pinnacle Peak Commerce Center in Phoenix, Arizona. The site was selected after extensive review of a large number of sites and premises.

The new facility offers:

- greater efficiency in operational layout;
- an enhanced work environment;
- space and facilities for current and future growth needs over the next 7-10 years;
- convenient access for employees; and
- lower cost per square metre than the existing location.

WORKFORCE

Over the past year Redflex USA has seen a 35% increase in the number of USA employees.

To indicate efficiencies, in the same period:

- systems in service grew by 44%;
- the net rate of new installation rollout increased by 86%;
- contracted customers increased by 48%: and
- citations processed grew by 51%.

As part of the widespread growth of the business, Redflex hired employees in six new states during the 2008 financial year.



REDFLEXspeed-advisory™

REDFLEXspeed-advisory provides speed visual advisory technology whereby the system detects the presence of vehicles and measures their speed through sensors in the road surface. The sensors are interfaced with a Redflex SDCM speed measurement device mounted in a roadside cabinet. The SDCM interprets the signals from the in-road sensors and converts them to vehicle speeds. The vehicle speed information is processed by a Redflex SMARTcam computer system that in turn provides the driver with timely speed information displayed on a LED screen.

USA LEGISLATIVE ENVIRONMENT

Nationally, the legislative environment is becoming more favourable and the overall level of political resistance is receding as the technology grows more widespread and familiar. The most likely scenario is that this trend holds in the year ahead, although reversals remain possible.

The following is a review of legislative activity in the USA over the past financial year:

- In Arizona, despite significant threats, including a ballot measure to ban the use of automated speed enforcement on state highways, and complex budget issues, legislation was passed which included a state-wide freeway enforcement program. This leadership position by the State of Arizona opens the landscape for other states to replicate this state-wide model for speed and red light automated enforcement.
- Efforts to restore operations in Minnesota and Iowa with enabling legislation have not yet been successful. Redflex will continue these efforts in the next legislative session and will endeavour to garner improved support from cities and the police unions for the safety benefits that are offered.
- Despite numerous competitive vendors' efforts, enabling legislation in Florida has not yet been enacted. Legal opinions indicate that automated enforcement in the State of Florida remains illegal. Some competitors have proceeded at risk with early programs.
- Ohio was relatively trouble-free compared to recent years in the state. A bill covering signage and yellow light intervals, which Redflex did not oppose, was passed in June.
- In New Jersey legislation allowing pilot programs was passed and signed into law.
- Massachusetts is also considering enabling legislation, and at this time the session continues and the outcome remains unknown. Redflex's retained lobbying resources are working closely with cities to win passage of the legislation.
- The Texas legislature sits in session only every other year and 2008 was an off year. An opponent is planning another legislative attempt to ban the technology in 2009, and Redflex continues to engage support in that state.
- A difficult period in New Mexico stabilised with the passage of legislation to channel excess funds from automated enforcement programs to a state level safety program. A panel was assembled mid-year in Albuquerque to determine the efficacy of the city's safety program. Preliminary data shows that the Redflex program is improving community safety.

The percentage of camera systems which are currently not operational as a result of legislative and legal issues has decreased to less than 5%, from around 8% last year.

AUSTRALIA / INTERNATIONAL BUSINESS

It has been a year of significant milestones for the Australian / International Business, with delivery of a number of important programs both in Australia and overseas.

HIGHLIGHTS

- A record financial year's performance with increased revenue and profit;
- Largest ever contract for camera systems in Qatar in the Middle East;
- First outsourced back office in the Northern Territory;
- Continued focus on research and development;
- Revenue growth of 27%, whilst the workforce grew by only 8%.

KEY GLOBAL CONTRACTS

Redflex continues to market its products and services, establish relationships, and appoint distributors in its international markets that include Europe, the Middle East and Asia.

Qatar

In Qatar, Redflex camera systems are prominent throughout the capital city of Doha, supporting one of the leading road safety programs operating in the Middle East. Redflex supplied 86 cameras systems in support of this program.

New Zealand

In New Zealand, Auckland was experiencing an increasing issue of red light running. With the support of the public, New Zealand Police, the Auckland City Council and transport authorities, the program was re-launched in May with Redflex camera systems.


BING LEE
BUSES

REDFLEXbus-lane™

REDFLEXbus-lane™ enforcement systems are designed to take digital images when a unauthorised vehicle is detected in the bus lane.

The images consist of two types, one being a plate image, and the other a scene image. The plate image is processed to extract the number plate using innovative Optical Character Recognition (OCR) techniques.

The number plate data obtained from the OCR is then compared against a 'white list' of authorised users. Images and processed data relating to vehicles that are not on the authorised number plate list can then be used as evidence for prosecution

AUSTRALIAN CONTRACTS

Redflex has been delivering significant successes in Australia with the Redflex team focused on delivering the best systems and the best services to our customers.

South Australia

In South Australia, the red-light camera program continues to grow due to the excellent performance of Redflex camera systems. Redflex was also awarded the contract to supply mobile radar speed cameras to South Australia Police.

New South Wales

In New South Wales, Redflex continues to work closely with the Roads and Traffic Authority delivering speed camera systems and bus lane enforcement systems throughout the State. In northern New South Wales Redflex delivered the Bordercam system to enforce the regulations regarding transport of livestock across the border with Queensland.

Victoria

In Victoria, Redflex is working closely with the Victorian Government on trials of a number of innovative technologies for the enforcement of railway crossings. Accidents at railway crossings are a significant safety issue, for road users and railway passengers. The red light camera program is operating well, as is the speed enforcement program throughout the State. Redflex's world-leading Point-to-Point speed enforcement system operating on the Hume freeway continues to be a flagship system for innovative Australian technology.

Northern Territory

In the Northern Territory, the enforcement camera program is operating extremely well, with the first Redflex red light camera infringement notice issued on the first of February this year. Additionally, Redflex delivered mobile laser camera systems for use by the Northern Territory Police.

Western Australia

The Image and Infringement Processing System used by Western Australia Police was upgraded throughout the year with the addition of significant back-office automation functions and support for digital enforcement cameras.

SETTLEMENT OF THE ITP LITIGATION

Agreement has been reached with the investment partners of the Interactive Telephony transaction to settle the outstanding litigation with them, by an all-inclusive payment of $3.8 million.

The Interactive Telephony transaction has been reported in Redflex's annual accounts since 2000 and has been noted as a contingent liability since 2004.

The Interactive Telephony partnership was a structured financing transaction, entered into in June 2000, for the purpose of providing commercialisation funding for the Visible Voice subsidiary of Redflex. Visible Voice received $2.6 million in funding and the transaction was expected to give rise to certain tax deductions for the partners on their investment.

Redflex divested the Visible Voice subsidiary in May 2002.

Subsequently, the anticipated tax deductions were disallowed by the Australian Tax Office and the partners issued proceedings against Redflex for approximately $5.2 million plus accrued interest and costs. The basis of their claim was that an Exit Price of $5.2 million was payable on the wind-up of the transaction. Redflex, on its interpretation of the transaction documents, maintained that the Exit Price was $28,263.

This settlement constitutes a significant concession, by both Redflex and the partners relative to their initial positions, in recognition that there was risk as to the outcome of the litigation and that there would be significant additional cost, inconvenience, and uncertainty in proceeding to trial. The directors believe the settlement is reasonable in the circumstances.

Although this concludes direct action with the Interactive Telephony Partnership, Redflex will continue its action against other parties that advised on the transaction, with a view to recovery of the settlement amount.

Because the settlement has arisen prior to release of the final annual accounts, it is recorded as a liability in the financial year 2008 accounts and this results in a reduction of pre-tax profit of $3.8 million from discontinued operations and a reduction of after tax profit of $2.66 million from discontinued operations. This is a one-off resolution of a historical transaction and has no impact on ongoing profitability.



REDFLEXtoll™

The REDFLEXtoll™ system provides a world leading technology in tolling enforcement providing networking and ticket processing facilities. It provides for the enforcement of tolling and speed offences.

A fully automated system, REDFLEXtoll™ enforcement system integrates with existing lane controllers and toll collection systems to provide evidential files for toll violations.

Optical character recognition technology options are also available, allowing automatic identification of licence plates for faster processing.

RESEARCH AND DEVELOPMENT

Redflex continues to invest in Research and Development, in both the USA and Australia. The R&D teams work together to develop and enhance products for global markets.

The R&D program continues to enhance Redflex's intellectual property portfolio, with significant advances in non-intrusive and in-ground vehicle detection technologies.

A highlight of the year was the approval of the Redflex mobile radar camera system by the Nederland's Meetinstituut (NMi). This is a precursor to approvals in countries throughout the European market.

Group investment in R&D for the financial year was 3.5% of revenue.

OUTLOOK FOR 2009 FINANCIAL YEAR

We are looking forward to yet another record year in FY2009. Due to some step increases in cost base in the first half of FY 2009, primarily associated with the premises move and restructuring sales and marketing to more aggressively pursue speed enforcement opportunities, we expect the second half of FY 2009 to give rise to a substantially stronger result than the first half.

We expect to see the growth in the USA market continue. As the clear leader in that potential multi-billion dollar market which is less than 10% penetrated at this stage, the opportunities for growth are enormous, and Redflex is well positioned and equipped to capitalise on the continued expansion of the market.

We have committed work under the large number of contracts signed in FY 2008 to underpin our growth in FY 2009.

The inroads into the speed market have been significant over the past year and we expect that market to develop further, and have consequently organised for, and invested in, the development of that market.

The strong support from our banks in Australia and the USA with the recently negotiated US$50 million facility gives us financial strength and flexibility to pursue emerging opportunities.

We will continue to invest in Research and Development in both Australia and the USA to position our technologies and processes at the leading edge of the industry.

Outside of the USA, while sale of products and associated support services has been and continues to be the dominant business model, we are starting to see the emergence of early opportunities for full outsourced service offerings, and have positioned to capitalise on those opportunities as they mature.

AMERICAN DEPOSITARY RECEIPTS

The ADR program, which has been in operation since April 2005, provides a vehicle for USA-based investors to aquire a Redflex security that is traded in the USA. ADRs trade as RFLXY on the Over The Counter (OTC) market and each ADR corresponds to 8 Redflex ordinary shares. A relatively small number of ADRs has been issued by the Bank of New York; however, as most institutional investors in the USA are free to invest directly in the Australian market, the number of ADRs on issue is not representative of investment interest from the USA.

THANKS

I take this opportunity to thank the people and organisations who have contributed to Redflex's success. Firstly to all Redflex staff without whose commitment the company could not have achieved what it has, and also a thankyou to Redflex's customers, suppliers, financiers, advisers, and shareholders, and to my fellow board members for their continuing energy and dedication. We look forward to delivering enhanced shareholder returns into the future.



Graham Davie

Chief Executive Officer

30 September 2008



REDFLEXwim™

The REDFLEXwim™ (Weigh in Motion) system provides a world leading technology, superior measurement categorisation and enforcement of vehicles utilising inductive detectors. REDFLEXwim™ weighs vehicles while they are travelling, at the same time retaining the accuracy of static systems for enforcement purposes.

The detection system utilises in-road inductive (i.e. peizo loop peizo loop) detectors and is capable of weight determination. Additional information such as speed, vehicle length and class can also be acquired using this technology.

DIRECTORS' REPORT

Your directors submit their report for the year ended 30 June 2008.

DIRECTORS

Details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.



CHRISTOPHER COOPER

L.L.B., B Com

Non-executive Chairman

Mr Cooper practiced as a barrister and solicitor between 1977 and 2008. He has been involved in commercial real estate development, and investment management as well as being an owner and operator of aged care health facilities from 1985 to 2001. Mr Cooper is also a principal and agent manager for significant share investment portfolios and a director and manager of numerous private investment companies and trusts. During the last three years Mr Cooper has not been a director of any other listed public companies.



ROBIN DEBERNARDI

Non-executive director

Mr Debernardi is a prominent businessman who has had significant success in a diverse range of businesses. His achievements include the creation of a product range within the horticultural industry, which continues to boast household name recognition decades later.

Mr Debernardi has enjoyed further successes in the arena of commercial and rural property development in Victoria and Queensland. He brings substantial experience in assisting companies involved in high growth phases of their development, and currently carries the role of Chairman of the Redflex Remuneration Committee, a key role in the future development of the company. During the last three years Mr Debernardi has not been a director of any other listed public companies.



PETER LEWINSKY

B Ec, MBA, FCA, SF Fin

Non-executive director

Mr Lewinsky has conducted a private investment banking and corporate advisory practice since 1991 following 12 years investment banking and stockbroking experience both in Australia and internationally. He has undertaken a range of corporate finance transactions and managed a number of major projects for the boards and shareholders of public, private and government organisations drawing on his experience in chartered accountancy, investment banking, stockbroking and private practice.

Over the last 14 years Mr Lewinsky has held a number of board and audit committee appointments for public listed, private and government organisations. He is currently Chair of the Audit Committee of the Victorian Government's Department of Primary Industries. Since 2006 Mr Lewinsky has been a non-executive director and Chair of the Audit Committee of Tower Australia Group Limited. During the last three years Mr Lewinsky has not been a director of any other listed public company.



GRAHAM DAVIE

BSc, Grad Dip Mil Av

Chief Executive Officer

Mr Davie has been the Chief Executive Officer of the Redflex Group since 2002 and previously held the position of Managing Director of the Redflex Communications business since 1993. He has had ten years experience with the RAAF in engineering design and development, maintenance engineering, software development and support, specification of major systems, and project management.

His expertise also includes airborne avionics, flight simulation, avionics automatic test equipment, air traffic control communications and control systems, airport information display systems, and development of graphics software and system support. During the last three years Mr Davie has not been a director of any other listed public companies.



KAREN FINLEY

Chief Executive Officer, Redflex Traffic Systems Inc

Ms Karen Finley is President and CEO of Redflex Traffic Systems Inc in Phoenix, Arizona. She was appointed to that position in 2005 having started with Redflex as director of operations in 1998 when the company had only three USA contracts. She successfully ushered the business through enormous expansion during which it has grown to over 300 employees and increased revenue by 20 fold, and she has an extensive knowledge of the business, its competitors and the markets in which it operates.

Ms Finley was born in Columbus, Ohio, and spent most of her youth in Colorado. Before joining Redflex, Ms Finley was director of corporate services for Scottsdale Insurance Company. Ms Finley earned her bachelor's degree in business management from the University of Phoenix and also attended the Center for Creative Leadership in San Diego. Ms Finley lives in Cave Creek Arizona, and is currently pursuing her Masters in Finance. During the last three years Ms Finley has not been a director of any other listed public companies.



ROGER SAWLEY

B ENG (Mech), M eng (mech)

Non-Executive Director

Mr Roger Sawley was born and educated in Australia and now resides on the West Coast, USA. He moved to the USA in 1966 to join the internationally recognised consulting, research and development firm of Bolt Beranek and Newman Inc (BBN), where he obtained and managed government and corporate contracts and specialised in the field of noise and vibration control. He then managed the New York office of BBN. After leaving BBN he led the successful turnaround of two manufacturing companies before moving into the arena of capital markets.

Mr Sawley has accumulated broad-ranging experience and networks in business management, capital markets and engineering. He has held senior positions for relationships with major institutional clients for such firms as A G Edwards & Sons Inc, CIBC Oppenheimer & Co Inc and Jefferies and Company Inc, where he managed the firm's relationships with its many Australian clients. Mr Sawley currently consults to private companies in the raising of capital. During the last three years Mr Sawley has not been a director of any other listed public companies.

DIRECTORS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

At the date of this report, directors' interests in the share capital of Redflex Holdings Limited were:

	Relevant Interest over Ordinary Shares	*Number of Performance Rights over Ordinary Shares*	*Number of Options (RDFAS) over Ordinary Shares*
Christopher Cooper	1,142,917	0	0
Robin Debernardi	2,816,666	0	0
Peter Lewinsky	45,298	0	0
Graham Davie	1,459,206	203,252	0
Karen Finley	193,582	244,923	0
Roger Sawley	24,000	0	0

COMPANY SECRETARY - MARILYN STEPHENS

Ms Stephens has been the Company Secretary of Redflex Holdings Limited since it listed on the ASX in February 1997. Prior to that Ms Stephens was the Company Secretary and Administration Manager to various companies within the Redflex Group for a period of 9 years.

DIVIDENDS

Directors have decided that it is appropriate to declare a fully franked dividend of 4.5 cents per share (2007: 3.5 cents).

The company operates a Dividend Reinvestment Plan that was announced to the market in February 2007.

UNRECOGNISED AMOUNTS

	Cents	*$'000*
Final dividends recommended on ordinary shares	4.5	4,062
Final dividends for FY 2007 shown as recommended in the 2007 financial report.	3.5	3,174
These amounts were not recognised as a liability in FY 2007 but brought to account in FY 2008		

PRINCIPAL ACTIVITIES

The principal activities during the financial year of entities within the consolidated entity were:

1. Red light and speed photo enforcement systems and back office processing services for cities and other municipalities within the USA by Redflex Traffic Systems Inc, and
2. Continuing development and commercialisation of traffic image processing software and associated traffic violation management systems and hardware by Redflex Traffic Systems Pty Ltd.

OPERATING AND FINANCIAL REVIEW

GROUP OVERVIEW

Redflex Holdings Limited has been in business since 1995 and was listed on the Australian Securities Exchange (ASX) in February 1997. The Group's total business focus is on traffic photo enforcement for public safety.

Over the last several years, the business has been highly successful with Redflex enjoying market leadership in the North American market from a Build Own Operate and Maintain business model (BOOM). The digital Traffic camera photo enforcement business is capital intensive and delivers recurring revenues from its programs in the USA.

Within Australia, the company also operates a digital Traffic camera photo enforcement business that derives its revenue from the supply to world markets of camera and back office products and services.

OPERATING RESULTS FOR THE YEAR

Net profit from continuing operations is $10.6 million (2007: $7.3 million) representing a 44.4% increase from last year (see the table below).

The company's revenue from continuing operations was $88.2 million which was 26% up on the previous financial year (2007: $70.0 million). The increase in revenue was predominantly due to an increase in the number of revenue generating camera installations within our USA Build Own Operate and Maintain business.

The operating profit after income tax of the consolidated entity from continuing operations for the year ended 30 June 2008 was $10,596,000 (2007: $7,336,000).

The Traffic business achieved a pre-tax operating profit of $17.7 million (excluding head office charges), up 27.3% from $13.9 million in the previous financial year.

The cash generation from this business unit is evidenced by a 20% increase in EBITDA up from $28.8 million to $34.7 million (excluding head office charges).

The operating profit of Redflex Holdings Limited for the year ended 30 June 2008 after income tax was $6,327,000 (2007: Loss $721,000).

Pro forma results of continuing operations, excluding the effect of non-recurring impairment charge and write-offs attributable to decommissioned camera systems within the USA are reconciled as follows:

Net Profit after tax

	2008	*2007*	*Change*
	$'000	*$'000*	*%*
Net profit from total operations before asset write-downs and impairment loss	7,936	4,058	95.6
Net (profit) loss from discontinued operation	2,660	4,262	(37.6)
Less Impairment loss	0	(984)	
Net profit from continuing activities	**10,596**	**7,336**	**44.4**

Summarised operating results

	2008	*2007*
Business Segments	*$'000*	*$'000*
Revenue from USA sale of goods and services	7,398	3,089
Revenue from Australian sale of goods and services	12,979	13,461
Revenue from International sale of goods and services	4,087	0
Revenue from fee for service contracts	63,638	53,134
Redflex Holdings Limited	0	0
Finance revenue	123	329
Discontinued operation	0	3,498
Consolidated entity revenue for the year	**88,225**	**73,511**

Segment revenue from continuing operations:

	First half	*Second half*	*2008*	*2007*	*Change*
	$'000	*$'000*	*$'000*	*$'000*	*%*
USA Traffic business	34,017	37,019	71,036	56,223	26.3
Australian/International Traffic business	8,595	8,537	17,132	13,461	27.3
Head Office interest income	54	3	57	329	(82.7)
	42,666	**45,559**	**88,225**	**70,013**	**26.0**

Earnings before interest, tax, depreciation and amortisation (EBITDA):

	First half $'000	*Second half* $'000	*2008* $'000	*2007* $'000	*Change* %
EBITDA from Traffic business	16,223	18,542	34,765	28,892	20.3
Head Office costs	(1,358)	(1,098)	(2,456)	(3,066)	(20.0)
EBITDA from continuing operations	**14,865**	**17,444**	**32.309**	**25,826**	**25.1**

Net profit from continuing operations:

Pre-tax Profit	*First half* $'000	*Second half* $'000	*2008* $'000	*2007* $'000	*Change* %
Net profit from Traffic business	8,237	9,504	17,741	13,879	27.8
Head Office costs	(1,366)	(1,106)	(2,472)	(3,090)	(20.0)
Net profit before tax from continuing operations	**6,871**	**8,398**	**15,269**	**10,789**	**41.5**

Net profit after tax reconciliation to net profit after tax from continuing operations

After tax profit	*First half* $'000	*Second half* $'000	*2008* $'000	*2007* $'000	*Change* %
Net profit from continuing activities	4,720	5,876	10,596	7,336	44.5%
Net profit from Communications business	0	0	0	(4,262)	
Net profit (loss) from settlement of ITP transaction		(2.660)	(2.660)	0	
Net profit after tax from total operations	**4,720**	**3,216**	**7,936**	**3,074**	**158.2**

REDFLEX TRAFFIC SYSTEMS USA BUSINESS

Redflex Traffic Systems Inc, based in Phoenix Arizona, is the largest provider of digital red light photo enforcement services in the USA, and operates within the large and diverse USA market via a Build Own Operate and Maintain (BOOM) business model.

The number of USA cities under contract since 30 June 2007 increased from 146 to 203 as at 30 June 2008, spread across 20 states, including 4 new States. Installed photo enforcement systems increased from 877 to 1,267 at year end.

Recurring revenue increased 37% to US$57.2 million (AU$63.6 million equivalent) from US$41.9 million (AU$53.1 million equivalent) in 2007, arising predominantly from a 44% increase in the installed camera base.

REDFLEX TRAFFIC SYSTEMS PTY LTD TRAFFIC BUSINESS - (AUSTRALIA/INTERNATIONAL)

In Australia, Redflex is the market leader for photo enforcement products and the revenue generated from sales of camera systems to third party customers increased 27% to $17.1 million from $13.5 million in the prior year. The company manufactured over 600 camera heads for use in the USA Traffic Build Own Operate and Maintain (BOOM) business.

Highlights for the year:

- A record financial year's performance with increased revenue and profit;
- Largest ever contract for camera systems in Qatar in the Middle East;
- First outsourced back office in Northern Territory;
- Continued focus on research and development;
- Revenue growth of 27% whilst the workforce grew by only 8%.

Our development program continues to target development of products to maintain and extend our competitive position. The number of systems and software supported under maintenance contracts in Australia has grown and now represents a significant part of our Australian revenue base.

PERFORMANCE INDICATORS

Management and the board monitor the Group's overall performance, from its implementation of the mission statement and strategic plan through to the performance of the Group against operating plans and financial budgets.

The board, together with management, has identified key performance indicators (KPIs) that are used to monitor performance. Key management personnel monitor KPIs on a regular basis. Directors receive the KPIs for review prior to each monthly board meeting allowing all directors to actively monitor the Group's performance.

DIVESTMENT OF REDFLEX COMMUNICATIONS SYSTEMS

The Communications business was divested to LongReach Group in December 2006. The division appears in the FY 2007 accounts as a discontinued operation. The division has no impact on the accounts of the Group in FY 2008 or any subsequent year.

SETTLEMENT OF LITIGATION

The Interactive Telephony Partnership was a structured financing transaction that was entered into in June 2000 for the purpose of providing commercialisation funding for the Visible Voice subsidiary of Redflex. Visible Voice received $2.6 million in funding, and the transaction was expected to give rise to certain tax deductions for the partners on their investment.

Subsequently the anticipated tax deductions were disallowed by the Australian Taxation Office and the partners issued proceedings against Redflex for approximately $5.2 million plus accrued interest and costs.

Subsequent to year end but prior to finalizing this report, an agreement was reached with the investment partners of the Interactive Telephone transaction to settle the outstanding litigation with them, by an all-inclusive payment of $3.8 million. The effect of this settlement agreement has been recorded as a loss on discontinued operations.

Because the settlement amount has now been reliably determined, in the year ended 30 June 2008 it has been recorded as a current liability for $3.8 million which results in a reduction of pre-tax profit of $3.8 million and a reduction of after-tax profit of $2.66 million.

SHAREHOLDER RETURNS

The Group is pleased to report that the operating results show substantial improvement over the prior year. The significant improvement in most financial measures for the current year shows the following:

	2008	*2007*	*2006*
Basic earning per share – continuing operations (cents)	11.79	8.25	4.71
Net Tangible Asset backing per share (cents)	62.6	66.2	75.6
Return on assets (%) – continuing operations	8.4	6.8	3.6
Return on equity (%) – continuing operations	15.6	11.1	12.0
Interest bearing debt/equity ratio (%) – continuing operations	50.0	32.9	31.1
Available franking credits ($'000)	7,808	4,749	2,358

LIQUIDITY AND CAPITAL RESOURCES

The consolidated cash flow statement illustrates that there was an increase in cash and cash equivalents in the year ended 30 June 2008 of $1.91 million (2007: decrease of $550,000). The increment in cash flow compared to the prior year is caused by a number of factors.

Operating activities generated $25.0 million of net cash in-flows. The increase in comparison to 30 June 2007 related to the profitable operating result for both the USA and Australian/International Traffic businesses, offset by up-front funding of the new contract with the City of Chicago.

This net increase in the cash flow from operating activities is offset by a net increase in the cash used for investing activities of $38.2 million, which was mainly attributable to the successful installation of 419 camera systems under the Build Own Operate and Maintain business in the USA Traffic division.

There was also an increase in cash flow from financing activities during the year arising from an extension to our bank borrowings.

ASSET AND CAPITAL STRUCTURE

	Continuing Operations	
	2008	*2007*
	$'000	*$'000*
Interest bearing borrowings	(33,978)	(21,725)
Cash and short term deposits	12,090	10,179
Net debt	**(21,888)**	**(11,546)**
Total equity	65,384	66,117
Total capital employed	**43,496**	**54,571**
Gearing (%)	33.5%	17.5%

The Group's level of gearing is within the limits considered acceptable by the board.

Issue of Shares

Shares issued during the year arose from the conversion of options (295,000 shares) and the vesting of performance rights (347,288 shares) pertaining to executive remuneration. Details are shown within the Remuneration Report.

The company also issued 642,978 shares at a price of $2.6851 in respect of those shareholders who elected to subscribe to the Dividend Reinvestment Plan.

Issue of Options

The company did not issue any options during the year ended 30 June 2008 (2007: Nil). As at the date of this report there were 1,013,000 unissued shares under options. Refer to Note 29 for further details.

Issue of Performance Rights

Obligations for future share-based payments arise in relation to Performance Rights granted during the year as remuneration entitlements for executives. Details are shown within the Remuneration Report.

PROFILE OF DEBTS

The level of Group borrowings has increased over the last year. The Group's only major funding facility exists within the USA Traffic division. The facility is a US$50 million (year end equivalent AU$52.0 million)) revolving line of credit established to permit the installation of capital intensive camera systems into the USA. The facility is required to fund that part of the capital expenditure that cannot yet be covered by the cash generated from operating activities within that business unit. The facility does not have to be repaid until June 2011. It is expected that the term of this facility will be extended prior to that time.

CAPITAL EXPENDITURE

Under the terms of most contracts in the USA Traffic division the company is required to fund all the equipment and installation costs for camera systems installed in the USA. With 390 new camera systems installed during the year, capital expenditure of $35.5 million was incurred. This is 15% higher than that incurred in the prior year when 210 new camera systems were installed. This was also adversely affected by a 13% movement in the AU$/US$ exchange rate between the opening and closing exchange rates.

The USA Traffic division owns the capital assets located at intersections and derives recurring revenue streams by way of a fixed or variable monthly rental based on red light and speed ticket infringements issued or paid, or a monthly fixed fee.

TREASURY POLICY

The Group's treasury function, coordinated by Redflex Holdings Limited, is responsible for managing currency risks and finance facilities. It operates within policies set by the board which is responsible for ensuring management's actions are in line with Group policy.

Transaction hedging is undertaken through the use of foreign exchange contracts and hedges are used where significant exposures exist. Translation effects are not hedged.

The interest rate exposures remain unhedged in line with Group policy.

RISK MANAGEMENT

The Group takes a proactive approach to risk management. Through the Audit and Risk Management Committee the board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that activities are aligned with objectives.

The board regularly monitors the operational and financial performance of the company and the consolidated entity against budget and other key performance measures. The board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all the significant identified risks of the business.

The board has a number of mechanisms in place to ensure that management's objectives and activities are aligned with the risks identified by the board including implementation of board approved operating plans and budgets and board monitoring of progress against these budgets, including the establishment and monitoring of Key Performance Indicators (KPIs) of both a financial and non-financial nature.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Total equity decreased from $66.1 million to $65.4 million, a decrease of $0.7 million. The movement was largely due to the retention of after tax profits net of the fully franked dividend paid during the year along with a highly successful Dividend Reinvestment Plan which achieved a 55% reinvestment rate offset by amounts taken to the Foreign Currency Translation Reserve arising from conversion of the USA entity in AU$ against a strengthened Australian dollar.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

There were no after balance date significant events not otherwise dealt with in this report.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Significant growth in the next financial year is expected within the Traffic division. The company has set internal installation rates for cameras in the USA which can be met largely from existing contracts and selections. This growth will be funded from cash generated from operations together with appropriate debt funding.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The directors are not aware of any breaches of environmental legislation affecting the industry in which the Group operates.

SHARE OPTIONS

UNISSUED SHARES

At the date of this report, there were 1,013,000 unissued ordinary shares under options (2007: 1,489,000) and 1,686,856 performance rights (2007: 1,545,659). 17,770 options were forfeited between 30 June 2008 and the date of this report.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company.

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS

During the financial year, employees and executives have exercised options to acquire 295,000 fully paid ordinary shares in Redflex Holdings Limited at a weighted average exercise price of $0.649 per share.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The company has agreed to indemnify the current directors of the company: Christopher Cooper, Robin Debernardi, Peter Lewinsky, Graham Davie, Karen Finley and Roger Sawley, and the Company Secretary and all executive officers of any related body corporate, against any liability that may arise from their positions within the company.

Redflex Holdings Limited, being the ultimate parent company, paid premiums in respect of directors' and officers' liability insurance during the financial year. The contract of insurance does not include details of premiums paid in respect of individual officers of the company and prohibits disclosure of the amount of the premium paid.

The company has not, during or since the end of the financial year, indemnified or agreed to indemnify any auditor of the company or any related entity against a liability that may arise in their capacity as an auditor.

DIRECTORS' MEETINGS

Directors' meetings held and attended during the year ended 30 June 2008, and up to the date of this report were:

	Board	*Audit and Risk Management Committee*	*Remuneration Committee*
Number of meetings held	*20*	*5*	*5*
Number of meetings attended			
Graham Davie	20	5	5
Robin Debernardi	20	5	5
Christopher Cooper	20	5	5
Peter Lewinsky	20	5	5
Karen Finley	20	5	
Roger Sawley	20	5	

COMMITTEE MEMBERSHIP

At the date of this report the company has an Audit and Risk Management Committee, a Remuneration Committee, and a Nomination Committee which comprises the full board. Committee members during the year were:

Audit and Risk Management	Remuneration	Nomination
Peter Lewinsky (Chairman)	Robin Debernardi (Chairman)	Full board
Christopher Cooper	Christopher Cooper	
Robin Debernardi	Graham Davie	
	Peter Lewinsky	

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/100.

AUDITOR INDEPENDENCE

The directors received the following declaration from the auditor of Redflex Holdings Limited. This auditor's declaration forms part of the Directors' Report.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our audit of the financial report of Redflex Holdings Limited for the financial year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

David Petersen
Partner
30 September 2008

NON AUDIT SERVICES

The following non-audit services were provided by the company's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst and Young received or are due to receive the following amounts for the provision of non-audit services:

	$
Assurance related services	15,000
Taxation compliance services	5,000
	20,000

REMUNERATION REPORT (AUDITED)

This report outlines the remuneration arrangements for directors and executives of Redflex Holdings Limited and its subsidiary companies in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and includes the five executives in the Group receiving the highest remuneration.

For the purposes of this report, the term 'executive' encompasses the Chief Executive Officers, senior executives, general managers and secretaries of the parent and the Group's companies:

Graham Davie	Chief Executive Officer
Karen Finley	Chief Executive Officer, Redflex Traffic Systems Inc
Aaron Rosenberg	Vice President Sales, Redflex Traffic Systems Inc
Cristina Weekes	Vice President Marketing, Redflex Traffic Systems Inc
Ricardo Fiusco	General Manager, Redflex Traffic Systems Pty Ltd
Ron Johnson	Chief Financial Officer
Marilyn Stephens	Company Secretary

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for determining and reviewing remuneration arrangements for the directors and executives and assessing, on a periodic basis, the appropriateness of the nature and amount of remuneration of executives by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality, high performing Board and executive team.

The Remuneration Committee retains international consulting firm Mercers for advice on strategy and processes to ensure best practice, and to benchmark remuneration arrangements against the industry and markets in which Redflex operates.

The Chief Executive Officer's remuneration is determined by the board.

REMUNERATION PHILOSOPHY

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives;
- Link executive rewards to shareholder value;
- Have a significant portion of executive remuneration 'at risk" dependent upon meeting pre-determined performance benchmarks; and,
- Establish appropriately demanding performance hurdles in relation to variable remuneration.

REMUNERATION STRUCTURE

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

NON-EXECUTIVE DIRECTOR REMUNERATION

OBJECTIVE

The board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Non-executive directors are encouraged to hold shares in the company as it is considered good practice for directors to have a stake in the company on which board they sit.

STRUCTURE

The Constitution and ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. The latest determination was at the Annual General Meeting held on 25 November 2005 when shareholders approved an aggregate remuneration of $400,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned between directors is reviewed annually. The board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each director receives a fixed fee for being a director inclusive of any fee payable for the additional time commitment made by directors who serve on one or more sub committees.

Non-executive directors do not participate in any incentive programs.

EXECUTIVE REMUNERATION

OBJECTIVE

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities so as to:

- Reward individual and business unit performance against appropriate benchmarks;
- Align the interests of executives with those of the shareholders; and
- Ensure total remuneration is competitive by market standards.

STRUCTURE

In determining the level and make up of executive remuneration, the Remuneration Committee engages an external consultant as needed to provide independent advice.

The elements of executive remuneration are:

- Fixed Remuneration - Base salary and superannuation benefits
- Variable remuneration - Short Term Incentive (STI)
- Variable remuneration - Long Term Incentive (LTI)

The proportion of fixed remuneration and variable remuneration is established for each senior executive by the Remuneration Committee as set out in Table 1.

In the year ended 30 June 2008, the basis for executive remuneration was a combination of fixed remuneration, STIs in the form of a cash bonus, and LTIs in the form of the vesting of performance rights.

FIXED REMUNERATION

Objective

Fixed Remuneration is reviewed annually by the Remuneration Committee. The process consists of a review of company-wide, business unit and individual performance, relevant comparative remuneration in the market and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Structure

Executives are given the opportunity to receive their fixed remuneration by way of a limited range of benefits such as superannuation and pension plans and motor vehicles, to suit employee preferences, consistent with legal and market practices in each country in which we operate. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost to the company.

Fixed Remuneration for the Chief Executive Officer of Redflex Holdings Limited, the Chief Executive Officer of Redflex Traffic Systems Inc, and the executives of Redflex Holdings Limited including the Company Secretary, is reviewed by the board each year. Fixed Remuneration for direct reports to the two Chief Executive Officers is reviewed each year by them who report to the board with recommendations for the following year.

VARIABLE REMUNERATION - SHORT TERM INCENTIVE (STI)

Objective

The objective of the STI program is to link the achievement of the company's operational targets with the remuneration received by the executive charged with meeting those targets. The potential STI is set at a level such as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the company is reasonable in the circumstances.

Structure

Actual STI payments granted to each executive will depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of key performance indicators (KPIs) covering both financial and non-financial measures of performance. The non financial measures are evaluated against individually set performance objectives. Measures such as contribution to net profit before tax, customer service, risk management, product management, and leadership/team contribution are typically included. These measures were chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value.

The Group has predetermined benchmarks that must be met in order to trigger payments under the STI Plan. On an annual basis, after consideration of performance against KPIs, an overall performance rating for the company and each individual business unit is approved by the Remuneration Committee. Targets are set by a cascade process from the board through the executive group. The individual performance of each executive is also rated and all three ratings are taken into account when determining the amount, if any, of the STI pool that is allocated to each executive. The process usually occurs within three months after the reporting date.

The aggregate of annual STI payments available for executives is subject to the approval of the Remuneration Committee. Payments made are delivered as a cash bonus in the following reporting period.

STI bonus for 2007 and 2008 financial years

For the 2007 financial year, 100% of the STI cash bonus of $620,000 as previously accrued in the period vested to executives and was paid in the 2008 year. There were no forfeitures. The Remuneration Committee will consider the STI payments for the 2008 financial year in late September 2008. The maximum STI cash bonus for the 2008 financial year is $926,000. Of this amount $567,777 or 63% of the maximum STI payable has been accrued on the basis that it is probable that the executives will meet their respective KPIs for the period. Any adjustments between the actual amounts to be paid as determined by the Remuneration Committee and the amounts accrued will be adjusted in the 2009 financial year. The minimum amount of the STI cash bonus assuming that no executives meet their respective KPIs for the 2008 financial year is nil. There have been no alterations to the STI Plan.

Variable Remuneration - Long Term Incentive (LTI)

Objective

The objective of the LTI Plan is to reward executives and senior managers in a manner that aligns this element of remuneration with the creation of shareholder wealth. As such, LTI grants are made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the company's performance against the long term performance hurdle.

Structure

LTI grants are delivered in the form of Performance Rights in accord with the LTI Plan Rules. Performance Rights vest at the end of, generally, 3 years subject to meeting performance hurdles, with no opportunity to re-test.

Performance hurdle

In July 2006 Redflex established a Long Term Incentive Plan (LTIP) for executives. The LTIP was announced in July 2006 and the Rules for Australian and United States executives are published on Redflex's Web site.

The LTIP is based on grants of Performance Rights which vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles. Settlement of the Performance Rights can be made by issuance of ordinary shares.

The performance measure is Redflex Holdings Limited's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group consisting of companies in the S&P/ASX 300 at grant date over the same period. TSR is calculated as the change in capital value of Redflex Holdings Limited over a five-year period, plus dividends expressed as a percentage of the opening capital value.

The performance period is generally expected to be three years, however, the initial offers were transitional arrangements with shorter performance periods designed to provide a degree of continuity of long term incentives to executives who previously participated in the company's Employee Option Plan.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if Redflex Holdings Limited's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights in a grant will vest if the company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

Where a participant ceases employment prior to the vesting of the Performance Rights, the Performance Rights are forfeited unless cessation of employment is due to termination initiated by the Company or death. The Company prohibits executives from entering into arrangements to protect the value of unvested LTIs. This includes entering into contracts to hedge their exposure to shares granted as part of their remuneration package.

Details of the number and value of Performance Rights granted, vested and lapsed during the year are shown in note 29.

COMPANY PERFORMANCE

The graph below shows the performance of the company over a six year period, as measured by the total shareholder return compared with the S&P ASX 300 Index, both normalised to a value of 100 at 30 June 2003 so that percentage comparisons can be made.

Relative Performance over 6 years to June 30 2008.


600
500
400
300
200
100
2003
2004
2005
2006
2007
2008
RDF
S&P/ASX300

EMPLOYMENT CONTRACTS

CHIEF EXECUTIVE OFFICER

The Redflex Holdings Limited Chief Executive Officer, Graham Davie, is employed under a current employment contract dated 14 December 2001. The contract does not have a specific termination date. The company may choose to commence negotiation of a new employment contract with Mr Davie at any time. Mr Davie's fixed remuneration for the 2008 financial year was $271,700.

Under the terms of the contract:

- Mr Davie may resign from his position and thus terminate the contract by giving one month's written notice. The company may terminate the contract by giving one month's written notice or paying one month's fixed remuneration in lieu.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, Mr Davie is entitled to only that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested performance rights will immediately be forfeited.
- Short term incentives of up to 30% of fixed remuneration are available based upon achievement of performance targets with a further 30% available for over-achievement of those targets.
- Long term incentives for Mr Davie are shown below.

CHIEF EXECUTIVE OFFICER, RTSI

The Redflex Traffic Systems Inc President and Chief Executive Officer, Karen Finley, is employed under a current employment contract that commenced on 24 February 2006 and is for an indefinite term. Ms Finley's fixed remuneration for the 2008 financial year was the Australian dollar equivalent of $299,815.

Under the terms of the contract:

- Either Ms Finley or the company may terminate the employment relationship at any time, with or without cause and with or without advance notice, with all accrued benefits at that point in time paid to Ms Finley. If the company terminates Ms Finley's contract without cause the company will be required to pay three month's base salary. On resignation any unvested performance rights will be forfeited.
- The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, Ms Finley is entitled to only that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested performance rights will immediately be forfeited.
- Short term incentives of up to 30% of fixed remuneration are available based upon achievement of performance targets with a further 30% available for over achievement of those targets.
- Long term incentives for Ms Finley are shown below.

OTHER EXECUTIVES

All executives have rolling employment contracts with varying terms and conditions but with all contracts provide for written notice periods or payment, based on the fixed component of the executive's remuneration, in lieu of the notice. On termination of employment any long term incentives that are unvested will be forfeited. The company may terminate the contracts at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the executive is entitled only to that portion of remuneration that is fixed, and only up to the date of termination.

In the event of a change of control of the Group, the performance period end date will be brought forward to the date of the change of control and awards will vest subject to performance over this shortened period.

REMUNERATION OF KEY MANAGEMENT PERSONNEL (INCLUDING THE 5 HIGHEST PAID EXECUTIVES)

TABLE 1.

REMUNERATION FOR THE YEAR ENDED 30 JUNE 2008 (AUDITED)

			Short Term	*Post Employment*	*Long Term*	*Share based Payments*	*Total*	*Performance related*
	Salary & Fees	*Other*	*Bonus*	*Superannuation*	*Long Service Leave*	*Performance Rights*		
	$	*$*	*$*	*$*	*$*	*$*	*$*	*%*
Non-executive directors								
Christopher Cooper	89,092	0	0	8,018	0	0	**97,110**	0
Robin Debernardi	54,445	0	0	4,900	0	0	**59,345**	0
Peter Lewinsky	54,445	0	0	4,900	0	0	**59,345**	0
Roger Sawley	59,345	0	0	0	0	0	**59,345**	0
	257,327	**0**	**0**	**17,818**	**0**	**0**	**275,145**	**0**
Executive directors								
Graham Davie	249,266	0	80,581	29,686	4,593	104,013	**468,139**	39
Karen Finley	299,815	6,091	62,802	0	0	125,725	**494,433**	38
	549,081	**6,091**	**143,383**	**29,686**	**4,593**	**229,738**	**962,572**	**39**
Executives								
Aaron Rosenberg	255,749	7,309	53,256	0	0	109,927	**426,241**	38
Cristina Weekes	207,779	7,309	29,308	0	0	34,449	**278,845**	23
Ricardo Fiusco	184,568	0	39,781	20,193	3,401	51,349	**299,292**	30
Ron Johnson	179,472	0	38,679	19,634	3,307	49,926	**291,018**	30
Marilyn Stephens	108,103	0	23,637	11,857	1,983	30,389	**175,969**	31
	935,671	**14,618**	**184,661**	**51,684**	**8,691**	**276,040**	**1,471,365**	**31**
	1,742,079	**20,709**	**328,044**	**99,188**	**13,284**	**505,778**	**2,709,082**	**31**

REMUNERATION FOR THE YEAR ENDED 30 JUNE 2007 (AUDITED)

	Short Term			*Post Employment*	*Long Term*	*Share-based Payments*	*Total*	*Performance related*
	Salary and Fees	*Other*	*Bonus*	*Superannuation*	*Long Service Leave*			
	$	$	$	$	$	$	$	%
Non-executive directors								
Christopher Cooper	85,046	0	0	7,654	0	0	**92,700**	0
Robin Debernardi	51,973	0	0	4,678	0	0	**56,651**	0
Peter Lewinsky	51,973	0	0	4,678	0	0	**56,651**	0
Roger Sawley	22,471	0	0	0	0	0	**22,471**	0
Bruce Higgins	15,291	0	0	1,376	0	0	**16,667**	0
	226,754	**0**	**0**	**18,386**	**0**	**0**	**245,140**	**0**
Executive directors								
Graham Davie	236,238	0	46,875	21,261	4,333	144,721	**453,428**	42
Karen Finley	308,524	5,690	45,801	0	0	131,651	**491,666**	36
	544,762	**5,690**	**92,676**	**21,261**	**4,333**	**276,372**	**945,094**	**39**
Executives								
Aaron Rosenberg	269,084	6,724	63,613	0	0	117,413	**456,834**	40
Ricardo Fiusco	174,939	0	37,026	15,745	3,209	53,673	**284,592**	32
Ron Johnson	170,092	0	33,750	15,308	3,120	52,186	**274,456**	31
Marilyn Stephens	103,945	0	10,000	9,355	1,907	31,891	**157,098**	27
	718,060	**6,724**	**144,389**	**40,408**	**8,236**	**255,163**	**1,172,980**	**34**
	1,489,576	**12,414**	**237,065**	**80,055**	**12,569**	**531,535**	**2,363,214**	**33**

Ms Finley and Mr Sawley were appointed to the Board on 9 February 2007.

Mr Higgins' appointment ceased on 30 November 2006.

COMPENSATION LONG TERM INCENTIVES GRANTED DURING THE YEAR

Consolidated

During the year ended 30 June 2008	*LTIs Granted*	*Grant Date*	*Fair Value per LTI at Grant Date*	*Performance Period*
	Number		*$*	
Executive Directors				
Graham Davie	54,083	1 October 2007	1.62	3 years
Karen Finley	60,745	1 October 2007	1.62	3 years
Executives				
Aaron Rosenberg	51,909	1 October 2007	1.62	3 years
Cristina Weekes	27,979	1 October 2007	1.62	3 years
Ricardo Fiusco	26,700	1 October 2007	1.62	3 years
Ron Johnson	25,960	1 October 2007	1.62	3 years
Marilyn Stephens	15,565	1 October 2007	1.62	3 years
Total	**262,941**			

During the year ended 30 June 2007	*LTIs Granted*	*Grant Date*	*Fair Value per LTI at Grant Date*	*Performance Period*
	Number		*$*	
Executive Directors				
Graham Davie	74,581	1 July 2006	0.81	15 months
	74,581	1 July 2006	0.95	27 months
	74,588	1 October 2006	1.55	3 years
Karen Finley	88,297	1 July 2006	0.81	15 months
	88,297	1 July 2006	0.95	27 months
	95,881	1 October 2006	1.55	3 years
Executives				
Aaron Rosenberg	80,270	1 July 2006	0.81	15 months
	80,270	1 July 2006	0.95	27 months
	81,307	1 October 2006	1.55	3 years
Ricardo Fiusco	36,819	1 July 2006	0.81	15 months
	36,819	1 July 2006	0.95	27 months
	36,822	1 October 2006	1.55	3 years
Ron Johnson	35,799	1 July 2006	0.81	15 months
	35,799	1 July 2006	0.95	27 months
	35,802	1 October 2006	1.55	3 years
Marilyn Stephens	21,877	1 July 2006	0.81	15 months
	21,877	1 July 2006	0.95	27 months
	21,879	1 October 2006	1.55	3 years
Total	**1,021,565**			

COMPENSATION LONG TERM INCENTIVES GRANTED AND VESTED DURING THE YEAR

During the year ended 30 June 2008	*Value of LTIs granted*	*Value of LTIs vested*	*Value of LTIs granted and vested*
	$	*$*	*$*
Directors			
Graham Davie	87,614	59,904	**147,518**
Christopher Cooper	0	0	**0**
Robin Debernardi	0	0	**0**
Peter Lewinsky	0	0	**0**
Karen Finley	98,406	70,920	**169,326**
Roger Sawley	0	0	**0**
Executives			
Aaron Rosenberg	84,093	64,473	**148,566**
Cristina Weekes	45,326	0	**45,326**
Ricardo Fiusco	43,254	29,573	**72,827**
Ron Johnson	42,055	28,753	**70,808**
Marilyn Stephens	25,215	17,571	**42,786**

During the year ended 30 June 2007	*Value of LTIs granted*	*Value of LTIs vested*	*Value of LTIs granted and vested*
	$	*$*	*$*
Directors			
Graham Davie	246,874	0	**246,874**
Christopher Cooper	0	0	**0**
Robin Debernardi	0	0	**0**
Peter Lewinsky	0	0	**0**
Karen Finley	304,018	0	**304,018**
Roger Sawley	0	0	**0**
Executives			
Aaron Rosenberg	267,301	0	**267,301**
Ron Johnson	118,499	0	**118,499**
Ricardo Fiusco	121,876	0	**121,876**
Marilyn Stephens	72,416	0	**72,416**

During the year ended 30 June 2007	*Shares issued*	*Issue Date*	*Fair Value at grant date*
	Number		*$*
Director			
Graham Davie	68,249	1 January 2007	36,000

At the Annual General Meetings in 2001 and 2005, shareholders approved participation by Graham Davie, the Chief Executive Officer, in the Redflex Executive Share Plan (ESP) that commenced on 1 January 2002. Under the Plan Mr Davie was entitled to be issued with Redflex shares to the value of 40% of his total fixed remuneration, with the number of shares in an annual offer determined according to the compound growth in the price of shares over the three-year test periods ending 31 December 2004, 2005 and 2006. All of the shares were to be granted if the compound growth in the share price exceeded the target level of performance by at least 25%. Under the ESP, shares were issued to Mr Davie as follows: 68,249 in the year ended 30 June 2007, 130,929 in the year ended 30 June 2006, and 77,615 in the year ended 30 June 2005.

In the year ended 30 June 2008 no issues were made under the ESP as it was terminated when the LTI Plan was introduced. Under the LTI Plan Mr Davie is entitled to be issued with Performance Rights to the value of 60% of his total fixed remuneration.

Signed in accordance with a resolution of the directors.

Graham Davie

Director

30 September 2008

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CORPORATE GOVERNANCE

The board of directors of Redflex Holdings Limited is responsible for the corporate governance of the Group. The board guides and monitors the business and affairs of Redflex Holdings Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The table below summarises the company's compliance with Council's recommendations:

	Recommendation	*Complies Yes / No*	*Reference*
1.1	Establish the functions reserved to the Board and those delegated to management and disclose those functions.	Yes	
1.2	Disclose the process for evaluation the performance of senior executives	Yes	
2.1	A majority of the Board should be independent directors.	Yes	
2.2	The chair should be an independent director.	Yes	
2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	Yes	
2.4	The Board should establish a nomination committee	Yes	
2.5	Disclose the process for evaluating the performance of the board, its committees and individual directors.	Yes	
3.1	Establish a code of conduct to guide the directors, the chief executive officer, the chief financial officer, and any other key executives as to: • the practices necessary to maintain confidence in the Company's integrity; • the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; • the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	Yes	Web site
3.2	Establish a policy concerning trading in company securities by directors, senior executives and employees, and disclose the policy or a summary of that policy..	Yes	Web site
4.1	The board should establish an audit committee	Yes	
4.2	The audit committee should be structured so that it: • consists only of non-executive directors; • consists of a majority of independent directors; • is chaired by an independent chair, who is not chair of the board; • has at least three members.	Yes	
4.3	The audit committee should have a formal charter	Yes	Web site
5.1	Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.	Yes	Web site
6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Yes	Web site

	Recommendation	*Complies Yes / No*	*Reference*
7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Yes	Web site
7.2	The board should require management to design and implement the risk management and internal control system to manage the company's material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company's management of its material business risks.	Yes	
7.3	The board should disclose whether it has received assurance from the chief executive officer and the chief financial officer that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risk.	Yes	
8.1	The board should establish a remuneration committee	Yes	
8.2	Clearly distinguish the structure of non-executive directors' remuneration from that of executive directors and senior executives.	Yes	

Redflex Holdings Limited's corporate governance practices were in place throughout the year ended 30 June 2008.

Various corporate governance practices are discussed within this statement. For further information on corporate governance policies adopted by Redflex Holdings Limited, refer to our web site www.redflex.com.au/corporategovernance.

BOARD FUNCTIONS

The board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

To ensure that the board is well equipped to discharge its responsibilities it has established guidelines for the nomination and selection of directors and for the operation of the board. The responsibility for the operation and administration of the company is delegated, by the Board, to the CEO and the executive management team. The board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the CEO and the executive management team.

Whilst at all times the board retains full responsibility for guiding and monitoring the Company, in discharging its stewardship it makes use of sub-committees. Specialist committees are able to focus on a particular responsibility and provide informed feedback to the Board. To this end the board has established the following committees:

- Audit and Risk Management (Incorporating Finance and Treasury)
- Nomination
- Remuneration

The roles and responsibilities of these committees are discussed throughout this Corporate Governance Statement. The board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risk identified by the Board. The board has a number of mechanisms in place to ensure this is achieved including:

- Board approval of a strategic plan designed to meet stakeholders' needs and manage business risk;
- Ongoing development of the strategic plan and approving initiatives and strategies designed to ensure the continued growth and success of the entity; and
- Implementation of budgets by management and monitoring progress against budget - via the establishment and reporting of both financial and non financial key performance indicators.

Other functions reserved to the board include:

- approval of the annual and half-yearly financial reports;
- approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures;
- ensuring that any significant risks that arise are identified, assessed, appropriately managed and monitored; and
- reporting to shareholders.

STRUCTURE OF THE BOARD

The skills, experience and expertise of each director relevant to the position of director is included in the Directors' Report. Directors of Redflex Holdings Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.

In the context of director independence, materiality is considered from both the company and the individual director's perspective, and is determined by consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount and is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. The qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship, and the contractual or other arrangements governing it and other factors that point to the actual ability of the director in question to shape the direction of the Group's loyalty.

In accordance with the definition and the materiality thresholds set, the following non-executive directors of Redflex Holdings Limited are considered to be independent:

Name	Position
Christopher Cooper	Chairman, Non executive director
Robin Debernardi	Non executive director
Peter Lewinsky	Non executive director
Roger Sawley	Non executive director

There are procedures in place, agreed by the board, to enable directors to seek independent professional advice at the company's expense.

TERM OF OFFICE

The term of office held by each director in office at the date of this report is as follows:

Name	Term in Office
Christopher Cooper	6 years
Robin Debernardi	6 years
Peter Lewinsky	5 years
Roger Sawley	1 year, 7 months
Graham Davie	13 years
Karen Finley	1 year, 7 months

For additional details regarding board appointments, please refer to the company's Web site.

TRADING POLICY

Under the company's securities trading policy, an executive or director must not trade in any securities of the company at any time when they are in possession of unpublished, price sensitive information in relation to those securities.

Before commencing to trade, an executive must first obtain the approval of the company secretary to do so and a director must first obtain approval of the Chairman. Only in exceptional circumstances will approval be forthcoming outside of the period which is one day following the announcement of the half yearly and full year results as the case may be;

As required by the ASX Listing Rules, the company notifies the ASX of any transaction conducted by directors in the securities of the company.

NOMINATION COMMITTEE

The Nomination Committee operates under a board-established charter to ensure that the board continues to operate within the established guidelines. The Nomination Committee currently comprises the full board and any business of the Committee is considered at regular board meetings.

AUDIT AND RISK MANAGEMENT COMMITTEE

The board has established an Audit and Risk Management Committee, which operates under a charter approved by the board.

It is the board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information, as well as non-financial considerations such as the benchmarking of operational key performance indicators. The board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit and Risk Management Committee.

The Audit and Risk Management Committee is also responsible for:

- establishing and monitoring the company's capital management strategy, including dividend payment strategies, for the board's consideration;
- assessing the company's funding requirements and making recommendations to the board concerning specific funding proposals;
- monitoring borrowings from financial institutions and compliance with borrowing covenants; and
- monitoring financial risks and exposure from movements in interest rates and exchange rates. This involves reviewing and assessing the types of hedging products available in minimising these risks and making recommendations to the board as to the course of action required.

The Committee also provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

All members of the Audit and Risk Management Committee are non-executive directors and during the year the members were:

- Peter Lewinski (Committee chair)
- Christopher Cooper
- Robin Debernardi

For details regarding the number of meetings of the Audit and Risk Management Committee, the qualifications of members and the number of meetings they attended, please refer to the Directors' Report.

The external auditor is invited to attend the Audit and Risk Management Committee meetings relating to the adoption of the half year and full year financial reports.

RISK

The board determines the company's risk profile and is responsible for overseeing and approving risk management strategy and policies, internal compliance and internal control. The company's process of risk management and internal compliance and control includes:

- establishing the company's goals and objectives, and implementing and monitoring strategies and policies to achieve these goals and objectives;
- continuously identifying and measuring risks that might impact upon the achievement of the company's goals and objectives, and monitoring the environment for emerging factors and trends that affect these risks;
- formulating risk management strategies to manage identified risks, and designing and implementing appropriate risk management policies and internal controls; and
- monitoring the performance of, and continuously improving the effectiveness of, risk management systems and internal compliance and controls, including an annual assessment of the effectiveness of risk management and internal compliance and control.

To this end, comprehensive practices are in place that are directed towards achieving the following objectives:

- effectiveness and efficiency in the use of the Company's resources;
- compliance with applicable laws and regulations; and
- preparation of reliable published financial information.

The board oversees an annual assessment of the effectiveness of risk management and internal compliance and control. The responsibility for undertaking and assessing risk management and internal control effectiveness is delegated to management. Management is required by the board to assess risk management and associated internal compliance and control procedures and report back on the efficiency and effectiveness of risk management.

CEO AND CFO CERTIFICATION

The Chief Executive Officer and Chief Financial Officer have provided a written statement to the board that:

- their view provided on the company's financial report is founded on a sound system of risk management and internal compliance and control which implements the financial policies adopted by the Board; and
- that the company's risk management and internal compliance and control system is operating effectively in all material respects.

PERFORMANCE

The performance of the board and key executives is reviewed regularly against measurable and qualitative indicators that are aligned with the financial and non-financial objectives of the Group. The performance of directors is reviewed annually by the Chairman. If performance was considered unsatisfactory the director would be asked to retire.

REMUNERATION COMMITTEE

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Remuneration Committee links the nature and amount of executive directors' and officers' compensation to the company's financial and operational performance. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives;
- attraction of quality management to the company; and
- performance initiatives which allow executives to share the rewards of the success of the company.

There is no scheme to provide retirement benefits other than statutory superannuation.

The board is responsible for determining and reviewing compensation arrangements for directors, the Chief Executive Officer and the executive team.

The members of the Remuneration Committee are three non-executive directors and the Chief Executive Officer, and during the year were:

- Robin Debernardi (Committee Chair)
- Christopher Cooper
- Peter Lewinsky
- Graham Davie

For details of the experience and expertise of members of the Remuneration Committee, please refer to the Directors' Report.

	Note	Consolidated Entity 30-Jun-08 $'000	Consolidated Entity 30-Jun-07 $'000	Redflex Holdings Limited 30-Jun-08 $'000	Redflex Holdings Limited 30-Jun-07 $'000
Continuing operations					
Sale of goods and services		24,464	16,550	0	0
Revenue from fee for service contracts		63,638	53,134	0	0
Management fees		0	0	1,848	1,854
Finance revenue		123	329	957	785
Total Revenue	6	**88,225**	**70,013**	**2,805**	**2,639**
Cost of sales		14,348	9,205	0	0
Cost of fee for service contracts		17,534	13,015	0	0
Cost of Goods sold		**31,882**	**22,220**	**0**	**0**
Gross Profit		**56,343**	**47,793**	**2,805**	**2,639**
Sales and marketing expenses		9,772	5,827	0	0
Administrative expenses		12,100	13,129	2,586	3,425
Program management costs		2,162	2,393	0	0
Amortisation of intangibles	19	1,128	764	0	0
Depreciation on equipment - fee for service contracts	18	13,911	12,118	0	0
Depreciation - other	18	419	374	16	24
Write-down on plant and equipment		0	984	0	0
Specific items	6(d)	0	0	(8,904)	0
Total operating costs		**39,492**	**35,589**	**(6,302)**	**3,449**
Profit from continuing operations before tax and financing costs		**16,851**	**12,204**	**9,107**	**(810)**
Interest		1,582	1,415	0	0
Profit from continuing operations before tax		**15,269**	**10,789**	**9,107**	**(810)**
Income tax expense (benefit)	12	4,673	3,453	120	(89)
Profit after tax from continuing operations		**10,596**	**7,336**	**8,987**	**(721)**
Discontinued operations					
Profit (loss) after tax from discontinued operation	7(B)	(2,660)	(4,262)	(2,660)	0
Net Profit attributable to members of the parent company		**7,936**	**3,074**	**6,327**	**(721)**
Earnings per share for profit from continuing operations attributable to ordinary equity holders of the parent company					
- basic earnings per share	11	10.00 cents	8.25 cents		
- diluted earnings per share	11	9.67 cents	7.98 cents		
Earnings per share for profit attributable to ordinary equity holders of the parent company					
- basic earnings per share	11	9.99 cents	3.45 cents		
- diluted earnings per share	11	9.74 cents	3.35 cents		
Dividend per share attributable to ordinary equity holders of the parent company	10	4.50 cents	3.50 cents		
Earnings per share from discontinued operation		**$'000**	**$'000**		
Net profit attributable to members of the parent company		(2,660)	(4,262)		
For basic earnings per share	7	(2.95) cents	(4.80) cents		
For diluted earnings per share	7	(2.86) cents	(4.72) cents		

BALANCE SHEET

AS AT 30 JUNE 2008

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-08	30-Jun-07	30-Jun-08	30-Jun-07
		$'000	$'000	$'000	$'000
ASSETS					
Current Assets					
Cash and cash equivalents	27	12,090	10,179	385	2,375
Security deposits		0	653	0	673
Trade and other receivables	14	15,744	16,967	0	89
Inventories	15	10,805	8,458	0	0
Other		2,677	555	10	0
Total Current Assets		**41,316**	**36,812**	**395**	**3,137**
Non-Current Assets					
Receivables	16	0	0	23,211	10,375
Investments	17	0	0	48,257	47,673
Property plant and equipment	18	69,963	59,032	101	21
Deferred tax asset	12	3,348	5,831	1,218	79
Intangible assets and goodwill	19	8,877	7,449	400	400
Deferred cost asset		3,480	0	0	0
Asset retirement obligation		1,318	0	0	0
Total Non-Current Assets		**86,986**	**72,312**	**73,187**	**58,548**
TOTAL ASSETS		**128,302**	**109,124**	**73,582**	**61,685**
LIABILITIES					
Current Liabilities					
Trade and other payables	20	19,363	11,748	4,255	0
Interest bearing borrowings	23	295	391	0	0
Income tax payable	12	3,732	1,961	3,732	1,961
Provisions	21	1,544	965	237	212
Total Current Liabilities		**24,934**	**15,065**	**8,224**	**2,173**
Non Current Liabilities					
Interest bearing borrowings	23	33,683	21,334	0	0
Deferred tax liabilities	12	2,906	6,480	0	0
Asset retirement obligation		1,318	0	0	0
Provisions	22	77	128	3	25
Total Non Current Liabilities		**37,984**	**27,942**	**3**	**25**
TOTAL LIABILITIES		**62,918**	**43,007**	**8,227**	**2,198**
NET ASSETS		**65,384**	**66,117**	**65,355**	**59,487**
EQUITY					
Equity attributable to equity holders of the parent company					
Contributed equity	24	83,161	81,243	83,161	81,243
Reserves	25	(14,052)	(6,659)	4,152	3,355
Accumulated losses	25	(3,725)	(8,467)	(21,958)	(25,111)
TOTAL EQUITY		**65,384**	**66,117**	**65,355**	**59,487**

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-08	30-Jun-07	30-Jun-08	30-Jun-07
		$'000	$'000	$'000	$'000
Cash Flows from Operating Activities					
Receipts from customers (inclusive of goods & services tax GST)		88,132	65,892	1,976	1,808
Payments to suppliers and employees (inclusive of GST)		(59,502)	(36,981)	(1,705)	(3,146)
Interest received		123	329	957	785
Interest paid		(1,582)	(1,415)	0	0
Income tax paid		(2,216)	(2,275)	(2,216)	(934)
Net Cash Flows from (used in) operating activities	26	**24,955**	**25,550**	**(988)**	**(1,487)**
Cash Flows from (used in) Investing Activities					
Purchase of property, plant and equipment		(35,452)	(30,721)	(96)	(4)
Capitalised development costs		(2,748)	(2,849)	0	0
Investment in and loans to subsidiaries		0	0	(323)	(2,169)
Proceeds from sale of discontinued operations		0	3,393	0	0
Net Cash Flows from (used in) investing activities		**(38,200)**	**(30,177)**	**(419)**	**(2,173)**
Cash Flows from Financing Activities					
Bank borrowings		16,853	3,394	0	0
Lease liability incurred (repaid)		(101)	(200)	0	0
Proceeds from security deposits		672	599	673	(37)
Proceeds from issue of ordinary shares		1,918	284	1,918	283
Dividends paid		(3,174)	0	(3,174)	0
Net Cash Flows from Financing Activities		**16,168**	**4,077**	**(583)**	**246**
Net Increase in Cash Held		**2,923**	**(550)**	**(1,990)**	**(3,414)**
Effect of exchange rate changes on cash		(1,012)	(835)	0	0
Cash at beginning of financial year		10,179	11,564	2,375	5,789
Cash and Cash Equivalents at end of period	26	**12,090**	**10,179**	**385**	**2,375**

STATEMENT OF CHANGES IN EQUITY

	Note	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
		$'000	$'000	$'000	$'000	$'000
CONSOLIDATED ENTITY						
At 30 June 2006		**80,959**	**(1,176)**	**2,612**	**(11,541)**	**70,854**
Profit for the period	5	0	0	0	3,074	3,074
Exercise of employee options	24	284	0	0	0	284
Currency translation differences	25	0	(8,838)	0	0	(8,838)
Share based payment	25	0	0	743	0	743
At 30 June 2007		**81,243**	**(10,014)**	**3,355**	**(8,467)**	**66,117**
Profit for the period	5	0	0	0	7,936	7,936
Exercise of employee options	24	192	0	0	0	192
Proceeds from Dividend Reinvestment Plan	24	1,726	0	0	0	1,726
Dividends paid	25	0	0	0	(3,174)	(3,174)
Currency translation differences	25	0	(8,190)	0	(20)	(8,210)
Share based payments	25	0	0	797	0	797
At 30 June 2008		**83,161**	**(18,204)**	**4,152**	**(3,725)**	**65,384**

	Note	Contributed Equity	Foreign Currency Translation Reserve	Employee Equity Benefits Reserve	Accumulated Losses	Total Entity
PARENT COMPANY						
At 30 June 2006		**80,959**	**0**	**2,612**	**(24,390)**	**59,181**
Profit for the period	5	0	0	0	(721)	(721)
Exercise of employee options	24	284	0	0	0	284
Share based payment	25	0	0	743	0	743
At 30 June 2007		**81,243**	**0**	**3,355**	**(25,111)**	**59,487**
Profit for the period	5	0	0	0	6,327	6,327
Proceeds from exercise of employee options	25	192	0	0	0	192
Proceeds from Dividend Reinvestment Plan	24	1,726	0	0	0	1,726
Dividends paid	25	0	0	0	(3,174)	(3,174)
Share based payment	25	0	0	797	0	797
At 30 June 2008		**83,161**	**0**	**4,152**	**(21,958)**	**65,355**

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 CORPORATE INFORMATION

The financial report of Redflex Holdings Limited for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of directors on 30 September 2008.

Redflex Holdings Limited, (the parent), is a company incorporated and domiciled in Australia, and is limited by shares that are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in the Directors' Report.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Table of contents

(a) Basis of Preparation

This financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC class order 98/100.

(b) Compliance with IFRS

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(c) New accounting standards and interpretations

These are outlined in the table following.

Reference	*Title*	*Summary*	*Application date of standard*	*Impact on Group financial report*	*Application date for Group*
AASB Int. 12 and AASB 2007-2	Service Concession Arrangements and consequential amendments to other Australian Accounting Standards	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	The Group is assessing any potential impact.	1 July 2008
AASB Int. 4 (Revised)	Determining whether an Arrangement contains a Lease	The revised Interpretation specifically scopes out arrangements that fall within the scope of AASB Interpretation 12.	1 January 2008	Refer to AASB Int. 12 and AASB 2007-2 above.	1 July 2008
AASB Int. 129	Service Concession Arrangements: Disclosures	Requires disclosure of provisions or significant features necessary to assist in assessing the amount, timing and certainty of future cash flows and the nature and extent of the various rights and obligations involved. These disclosures apply to both grantors and operators.	1 January 2008	Refer to AASB Int. 12 and AASB 2007-2 above.	1 July 2008
AASB 8 and AASB 2007-3	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group's segment disclosures.	1 July 2009
AASB 123 (Revised) and AASB 2007-6	Borrowing Costs and consequential amendments to other Australian Accounting Standards	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	These amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group's financial report.	1 July 2009

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Reference	*Title*	*Summary*	*Application date of standard*	*Impact on Group financial report*	*Application date for Group*
AASB 101 (Revised) and AASB 2007-8	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	These amendments are only expected to affect the presentation of the Group's financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009
AASB 2008-1	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of 'vesting conditions', introducing the term 'non-vesting conditions' for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Group has share-based payment arrangements that may be affected by these amendments. However, the Group has not yet determined the extent of the impact, if any.	1 July 2009
AASB 2008-2	Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation	The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.	1 January 2009	These amendments are not expected to have any impact on the Group's financial report as the Group does not have on issue or expect to issue any puttable financial instruments as defined by the amendments.	1 July 2009
AASB 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into – to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree's net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively.	1 July 2009	The Group may enter into some business combinations during the next financial year and may therefore consider early adopting the revised standard. The Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.	1 July 2009

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Reference	*Title*	*Summary*	*Application date of standard*	*Impact on Group financial report*	*Application date for Group*
AASB 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group's income statement.	1 July2009
AASB 2008-3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127	Amending standard issued as a consequence of revisions to AASB 3 and AASB 127.	1 July 2009	Refer to AASB 3 (Revised) and AASB 127 (Revised) above.	1 July 2009
Amendments to International Financial Reporting Standards	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	The main amendments of relevance to Australian entities are those made to IAS 27 deleting the 'cost method' and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity's separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. AASB 127 has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.	1 January 2009	Recognising all dividends received from subsidiaries, jointly controlled entities and associates as income will likely give rise to greater income being recognised by the parent entity after adoption of these amendments. In addition, if the Group enters into any group reorganisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a 'carry-over basis' rather than at fair value.	1 July 2009
Amendments to International Financial Reporting Standards	Improvements to IFRSs	The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.	1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Group has not yet determined the extent of the impact of the amendments, if any.	1 July 2009

Reference	*Title*	*Summary*	*Application date of standard*	*Impact on Group financial report*	*Application date for Group*
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	This interpretation proposes that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.	1 January 2009	The Interpretation is unlikely to have any impact on the Group since it does not significantly restrict the hedged risk or where the hedging instrument can be held.	1 July 2009

The Group has adopted AASB 7 Financial Instruments; Disclosures and all consequential amendments which became applicable on 1 January 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

(d) Basis of consolidation

The consolidated financial statements comprise the financial statements of Redflex Holdings Limited and its subsidiaries (the Group) as at 30 June each year.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting including unrealised profits arising from intra-Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

(e) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(f) Foreign currency translation

Both the functional and presentation currency of Redflex Holdings Limited and its Australian subsidiaries is Australian dollars (AU$). The United States subsidiaries functional currency is United States Dollars (US$) which is translated to presentation currency.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Amounts, payable to and by the entities within the consolidated entity, that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. All resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(g) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents, as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

The company collects citation revenue for cities under some contracts. The allocation of entitlements to the city and Redflex is made subsequent to each month end once the allocation has been determines. The proceeds are received in lock-box accounts and are treated as restricted cash until the allocation has been determined.

(h) Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognised initially at fair value and subsequently measured at amortised costs using the effective interest method, less an allowance for impairment.

Collectability of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the Group will not be able to collect the debt. Financial difficulties of the debtor, default payments or debts more than 90 days overdue are considered objective evidence of impairment.

(i) Inventories

Inventories including raw materials, work in progress and finished goods are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials: Purchase cost on a first-in-first-out basis.
- Work-in-progress: Cost of direct material and labour and a proportion of variable and fixed manufacturing overheads based on normal operating capacity. Costs are assigned on the basis of weighted average costs.
- Infrastructure components: Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(j) Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Certain derivative instruments are also held for trading for the purpose of making short term gains. These derivatives do not qualify for hedge accounting and changes in fair value are recognised immediately in profit or loss in other revenue and expenses. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap and commodity contracts are determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as:

- fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- hedges of a net investment in a foreign operation.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

(i) Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured to fair value. Gains and losses from both are taken to profit and loss.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

(ii) Cash flow hedges

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs.

(k) Non-current assets and disposal groups held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale it must be available for immediate sale in its present condition and the sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the face of the balance sheet.

(l) Property, Plant and Equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation. All other repairs and maintenance are recognised in profit or loss as incurred.

Land and buildings are measured at fair value, based on periodic but at least triennial valuations by external independent valuers, less accumulated depreciation on buildings and less any impairment losses recognised after the date of the revaluation.

Depreciation is calculated over the estimated useful life of the asset as follows:

Furniture, Fittings and Other	13-18% pa reducing balance
Computer Equipment	Straight line over a period of three years
Plant and Equipment	Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Derecognition

An item of property, plant and equipment is derecognised upon disposal or when no further future economical benefits are expected from its use or disposal.

Any gain or loss arising on derocognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

(m) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(i) Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit and loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

(ii) Group as a lessor

Leases in which the Group retains substantially all the risks and benefits of ownership of the leased asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as rental income.

(n) Impairment of non-financial assets other than goodwill

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group conducts an annual internal review of asset values, which is used as a source of information to assess for any indicators of impairment. If any indications of impairment exist, an estimate of the asset's recoverable amount is calculated.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(o) Goodwill and intangibles

(i) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based or the Group's primary or secondary reporting format.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

The Group performs its impairment testing as at 30 June each year using a value in use, discounted cash flow methodology for the Traffic division to which goodwill is allocated.

When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this manner is measured on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(ii) Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective bases.

(iii) Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project, typically being ten years.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

A summary of the policies applied to the Group's intangible assets is as follows:

Development Costs

Useful lives

Finite

Amortisation method used

Amortised over the period of expected future benefit from the related project on a straight-line basis

Internally generated or acquired

Internally generated

Impairment testing

Annually as at 30 June for assets not yet available for use and more frequently when an indication of impairment exists. The amortisation method is reviewed at each financial year-end.

(p) Trade and other payables

Trade payables and other payables are carried at amortised cost. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the

purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are recognised as an expense when incurred.

(r) Provisions and employee leave benefits

(i) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date using a discounted cash flow methodology. The risks specific to the provision are factored into the cash flows and as such a risk-free government bond rate relative to the expected life of the provision is used as a discount rate. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

(ii) Employee Leave Benefits

(i) Wages, salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to the expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(s) Share based payment transactions

(i) Equity settled transaction

The Group provides benefits to employees, including key management personnel, in the form of share-based payment transactions whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently two plans in place to provide these benefits:

(a) The Employee Option Plan

The cost of these equity-settled transactions under the Employee Option Plan is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a Black-Scholes model.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Redflex Holdings Limited.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of

(i) the grant date fair value of the award,

(ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met, and

(iii) the expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.

Equity-settled awards granted by Redflex Holdings Limited to employees of subsidiaries are recognised in the parent's separate financial statements as an additional investment in the subsidiary with a corresponding credit to equity. These amounts are eliminated on consolidation. As a result, the expense recognised by Redflex Holdings Limited in relation to equity-settled awards only represents the expense associated with grants to employees of the parent. The expense recognised by the Group is the total expense associated with all such awards.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of the cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

(b) The Long Term Incentive (LTI) Plan for Executives

Performance rights pricing model

The fair value of each performance right is estimated on the date of the grant using a Black-Scholes option formula, with a Monte Carlo simulation to take market conditions into consideration, with the following weighted average assumptions used for grants made during the year. The valuation of the performance rights is performed independently.

The company uses a measure of Total Shareholder Return (TSR) as the performance hurdle for the LTI Plan. TSR is calculated as the change in capital value of Redflex Holdings Limited over a three-year period, plus dividends expressed as a percentage of the opening capital value. The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and rewards for executives.

In assessing whether the performance hurdles for each grant have been met, the company receives independent data from its external consultant which benchmarks the company's TSR growth from the commencement of each grant against that of the pre-selected peer group (S&P/ASX 300) which is the comparison group selected by the board based on recommendations from Mercers. The key management personnel must satisfy the service conditions set at grant date. Performance Rights vest progressively from a threshold level of performance to a maximum level, evaluated against the comparator group of companies.

The dividend yield reflected the fact that no dividend has been previously paid and the expected life of the right is the period up to vesting. The expected volatility is based on the company's historical volatility and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

The weighted average remaining contractual life for the performance rights is between 17 months and 3 years.

Value of Options granted to certain USA employees

The difference between the market price and the exercise price at the time of exercise in respect of options granted to USA employees gives rise to a tax deduction within the USA subsidiary. The value of these tax deductions are recouped directly in the Employee Equity Benefits Reserve to the extent they exceed the tax value of the expense recorded in relation to the options.

(t) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(u) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probably that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Revenue from Sale of Goods and Services

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reasonably measured. Revenue on certain fixed price contracts where the Group provides systems development integration and installation services are recognised over the contract term based on the percentage of completion. The percentage of completion methodology is used where the contract outcome can be reliably measured, control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Under this method revenue recognised is measured by the percentage of costs incurred to date to total estimated costs for each contract. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract. Where the contract outcome cannot be reliably measured, revenue is recognised only to the extent that costs have been incurred and are recoverable.

Additional revenue in the United States is derived from the sale of photo enforcement equipment to municipal governments under fixed contracts. Revenue on these equipment sales is recorded over the duration of the contract.

(ii) Revenue from fee for service contracts

Revenue in the United States is principally derived from fees and traffic citations issued in jurisdictions where the company's equipment is located. Revenue is recognised when a traffic infraction is recorded by the company's equipment in various jurisdictions. The company records an allowance on revenues based on historical collection rates and citation enforceability.

(iii) Deferred Revenue

Certain company's sales include the sale of equipment combined with the provision of services for a period not exceeding one year. Revenue is recognised based on a commercial equipment sales margin, and service revenue is deferred and recognised over the period of service. Deferred revenue principally represents payments received for which services remain to be provided. Amounts are recognised as revenue when service has been provided.

(iv) Interest revenue

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(v) Income tax and other taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss, or;
- when the deductible temporary difference is associated with investments in associates, subsidiaries and investments in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same tax authority.

Tax consolidation legislation

Redflex Holdings Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

The head entity Redflex Holdings Limited and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group.

In addition to its own current and deferred tax amounts, Redflex Holdings Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to wholly-owned tax consolidated entities.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and;
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from or payable to the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from or payable to the taxation authority.

(w) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share are calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(x) Maintenance warranty

In determining the level of provision required for maintenance warranties the Group has made judgments in respect of the expected performance of the product, number of customers who will actually use the maintenance warranty and how often, and the costs of fulfilling the performance of the maintenance warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are included in accrued liabilities.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(y) Asset Retirement Obligation

The fair value of a liability for an ARO is recorded as an asset and a liability when there is a legal obligation associated with the retirement of a long-lived asset and the amount can be reasonably estimated.

(z) Deferred Costs Asset

Under contracts with one city the Company is required to sell cameras and installations as well as to provide full service back office processing of citations along similar lines to all other contracts performed under the Company's Build Own Operate and Maintain model, however the sale and provision of services are dependent on each other. This dependency determines that the sale and provision of services be bundled together as a single transaction and accounted for accordingly.

Where the timing of the supply of fully installed cameras and provision of services are not in alignment with customer payment terms a Deferred Costs Asset is created and released progressively over the contract term to align expected revenues with the full provision of the contracted services.

NOTE 3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise receivables, payables, bank loans, finance leases, cash and short-term deposits and occasionally derivatives.

The Group manages its exposure to key financial risks, including interest rate and currency risk and credit risk and liquidity risk in accordance with the Group's financial risk management policy. The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

The Group occasionally enters into derivative transactions, principally forward currency contracts. The purpose is to manage the transactional currency risks arising from the Group's operations and its sources of finance. Where trading in derivatives is undertaken, it is specifically in forward currency contracts.

These derivatives provide economic hedges, but do not qualify for hedge accounting and are based on limits set by management and authorised by the Board. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rates and foreign exchange rates. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits for hedging cover of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

NOTE 3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES - CONTINUED

RISK EXPOSURES AND RESPONSES

INTEREST RATE RISK

The Group's exposure to market interest rates relates primarily to the Group's long-term debt obligations and its cash holdings. The level of debt is disclosed in Note 23.

At balance date, the Group had the following mix of financial assets and liabilities exposed to variable interest rate risk.

	Consolidated		*Parent*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Financial Assets				
Cash and cash equivalents	12,090	10,179	385	2,375
Security Deposits	0	653	0	673
	12,090	**10,832**	**385**	**3,048**
Financial Liabilities				
Bank loans	33,978	21,725	0	0
Related party loan	0	0	0	0
	33,978	**21,725**	**0**	**0**
Net exposure	**(21,888)**	**(10,893)**	**385**	**3,048**

The Group's policy is to manage its finance costs using predominantly variable rate debt associated with the currency in which the cash flows relating to the borrowings arise.

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to alternative financing, alternative hedging positions and a mix of fixed and variable interest rates.

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 30 June 2008, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Judgments of reasonable possible movements

	Post Tax Profit Higher/(Lower)		*Equity Higher/(Lower)*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Consolidated				
+1% (100 basis points)	(219)	(109)	(219)	(109)
- .5% (50 basis points)	109	54.5	109	54.5
Parent				
+1% (100 basis points)	4	30	4	30
- .5% (50 basis points)	(2)	(15)	(2)	(15)

The movements in profit are due to higher/lower interest costs from variable rate debt and cash balances. The sensitivity is higher in 2008 than in 2007 due to an increase in outstanding borrowings that has occurred due to the funding of the growth in the installed camera base in the USA.

NOTE 3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES - CONTINUED

FOREIGN CURRENCY RISK

The Group separates the management of exchange rate risk between translational and transactional effects of currency movements.

The Group has two main operations, with approximately 80% of the Group business occurring within the USA, and the other 20% arising from within Australia, but servicing other worldwide markets. As a result of significant investment operations in the USA and large purchases of inventory from the USA, the Group's balance sheet can be affected significantly by movements in the US$/AU$ exchange rates. The USA business incurs all revenue and the vast majority of its expenses in US$, apart from the cost of cameras sourced from the Australian operations in AU$. The USA business operation accounts for the vast majority of the Group's capital expenditure requirements and related borrowings and accordingly, the Group seeks to mitigate the effect of its foreign currency exposure by borrowing in US$.

Translational effects are therefore significant to the Group results with approximately 80% (2007: 70%) of the Group's revenues and costs incurred in currencies other than the functional currency of the operating entity making the sale (predominantly US$), and the large capital expenditure related to that business also denominated in US$.

The Group does not hedge translational risk through available hedge products.

Aside from the USA operation, the Group also has transactional currency exposures arising occasionally from sales or purchases by an operating entity in currencies other than the functional currency.

Excluding the transactions within the USA operation, nearly all other of the Group's sales are denominated in the functional currency of the operating entity making the sale, whilst almost 90% of costs relating to that business are denominated in the unit's functional currency.

The Group requires all of its operating units to consider using forward currency contracts to eliminate the currency exposures on any substantial net transactions for which receipt or payment is anticipated to be more than one month after the Group has entered into a firm commitment for a sale or purchase. Sales and purchases in currencies other than the functional currency are irregular and evaluated against the revenue streams which they derive on a case by case basis. Any forward currency contracts entered into must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place, and to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

At 30 June 2007 and 2008, the Group had no foreign currency hedge transactions in place.

The Group has a borrowing of US$32 million (2007: US$18 million) that is used as a natural hedge of the net investment in the USA operation.

At 30 June 2008, the Group had not hedged foreign currency purchases that are firm commitments, as offsetting natural hedges substantially offset risk. Other than the USA operation, all sales commitments were denominated in AU$.

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date.

At 30 June 2008, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

The net assets of the USA operation are reflected in the segment results shown in Note 5.

Judgments of reasonable possible movements

	Post Tax Profit Higher/(Lower)		*Equity Higher/(Lower)*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Consolidated				
AU$/US$ +10%	0	0	(2,153)	(1,364)
AU$/US$ - 5%	0	0	1,246	790
Parent				
AU$/US$ +10%	0	0	0	0
AU$/US$ - 5%	0	0	0	0

The movements in profit in financial year 2008 are more sensitive than in financial year 2007 due to the higher level of US net assets at balance date.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

PRICE RISK

The Group's exposure to commodity and equity securities price risk is minimal.

CREDIT RISK

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, trade and other receivables. The Group's exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable note.

The Group does not hold any credit derivatives to offset its credit exposure.

The Group trades only with recognised, creditworthy third parties and collateral is not requested, nor is it the Group's policy to securitise its trade and other receivables.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures which include an assessment of their independent credit rating, financial position, past experience, and industry reputation. Risk limits are set for each customer in accordance with parameters set by the board. These risk limits are regularly monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. There are no significant concentrations of credit risk within the Group.

For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms and usually requires a Letter of Credit to secure the receivable.

LIQUIDITY RISK

The Group's objective is to maintain continuity of funding through the use of bank loans and committed available credit lines. The Group's policy is to lock in borrowing facilities for a period of up to three years with individual loans borrowed under the facility rolling on a quarterly basis. At 30 June 2008, none of the Group's debt will mature in less than one year (2007: Nil).

The remaining contractual maturities of the Group's and the parent's financial liabilities are:

	Consolidated		*Parent*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
6 months or less	9,494	5,009	4,040	0
6-12 months	8,943	6,111	215	0
1-5 years	34,997	22,152	0	0
Over 5 years	0	0	0	0
	53,434	**33,272**	**4,255**	**0**

Maturity analysis of financial assets and liability based on management's expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Leasing obligations, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital eg inventories and trade receivables.

These assets are considered in the Group's overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable effective control of future risks, Redflex has established comprehensive risk reporting, covering its worldwide business units, that reflects management's expectations of the settlement of financial assets and liabilities.

Year ended 30 June 2008

CONSOLIDATED	*<=6 months*	*6-12 months*	*1-5 years*	*>5years*	*Total*
	$'000	*$'000*	*$'000*	*$'000*	*$'000*
Financial assets					
Cash and cash equivalents	12,090	0	0	0	12,090
Trade and other receivables	15,744	0	0	0	15,744
Available for-sale financial assets	0	0	0	0	0
	27,834	**0**	**0**	**0**	**27,834**
Financial liabilities					
Trade and other payables	8,857	8,619	0	0	17,476
Interest bearing loans and borrowings	637	324	34,997	0	35,958
	9,494	**8,943**	**34,997**	**0**	**53,434**
Net maturity	**18,340**	**(8,943)**	**(34,997)**	**0**	**(25,600)**

NOTE 3 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES - CONTINUED

PARENT	<=6 months $'000	6-12 months $'000	1-5 years $'000	>5years $'000	Total $'000
Financial assets					
Cash and cash equivalents	385	0	0	0	385
Trade and other receivables	0	0	0	0	0
Available for-sale financial assets	0	0	0	0	0
	385	**0**	**0**	**0**	**385**
Financial liabilities					
Trade and other payables	4,040	215	0	0	4,255
Interest bearing loans and borrowings	0	0	0	0	0
	4,040	**215**	**0**	**0**	**4,255**
Net maturity	**(3,655)**	**(215)**	**0**	**0**	**(3,870)**

At balance date, the Group has available approximately AU$19 million (US$18 million) of unused credit facilities available for its immediate use.

Year ended 30 June 2007

CONSOLIDATED	<=6 months $'000	6-12 months $'000	1-5 years $'000	>5years $'000	Total $'000
Financial assets					
Cash and cash equivalents	10,179	0	0	0	10,179
Trade and other receivables	16,967	0	0	0	16,967
Available for-sale financial assets	0	0	0	0	0
	27,146	**0**	**0**	**0**	**27,146**
Financial liabilities					
Trade and other payables	4,388	5,907	0	0	10,295
Interest bearing loans and borrowings	621	204	22,152	0	22,977
	5,009	**6,111**	**22,152**	**0**	**33,272**
Net maturity	**22,137**	**(6,111)**	**(22,152)**	**0**	**(6,126)**

PARENT	<=6 months $'000	6-12 months $'000	1-5 years $'000	>5years $'000	Total $'000
Financial assets					
Cash and cash equivalents	2,375	0	0	0	2,375
Trade and other receivables	89	0	0	0	89
Available for-sale financial assets	0	0	0	0	0
	2,464	**0**	**0**	**0**	**2,464**
Financial liabilities					
Trade and other payables	0	0	0	0	0
Interest bearing loans and borrowings	0	0	0	0	0
	0	**0**	**0**	**0**	**0**
Net maturity	**2,464**	**0**	**0**	**0**	**2,464**

FAIR VALUE

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

NOTE 4 SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

SIGNIFICANT ACCOUNTING JUDGMENTS

Depreciation and impairment of property plant and equipment

The major Group asset is represented by property, plant and equipment consisting principally of red light and speed camera detection equipment that are installed in various cities throughout the USA. The contract periods under which these assets are installed varies significantly between contracts, however most contract periods are for approximately five years.

The Group depreciates these assets over a seven year period on a straight line basis regardless of the length of the contract. The major components of the installation relate to the construction and civil engineering works associated with the installation in addition to the camera and detection equipment. The company expects the infrastructure to last for decades once installed, whilst the camera and detection equipment is expected to last for a period approximating seven years.

Despite the longevity of the installation it is rendered worthless upon termination or non-renewal of a contract to process traffic violations. Accordingly, it is difficult to assess the appropriate length of time over which to depreciate these assets.

The Group assesses impairment of all assets at each reporting date based on each contract and evaluates conditions specific to the Group and to the particular assets that may lead to impairment. These include contract termination date, any cost neutrality issues, legislative and legal challenges combined with economic and political environments. This review is performed on a contract by contract basis.

If an impairment trigger exists the recoverable amount of the asset is determined and a write-down taken.

Taxation

The Group's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, restoration costs, capital expenditure, dividends and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

NOTE 5 SEGMENT INFORMATION

The Group's primary segment reporting format is business segments. The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic division operates within two key markets, the USA and Australia/International. Traffic in the USA business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian/ International Traffic business involves the sale of traffic enforcement products to those markets.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate division represents the Group's Head Office which is based in Melbourne, Australia.

Transfer prices between business segments are set on an arms' length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated on consolidation.

The following tables present revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June 2008 and 30 June 2007.

NOTE 5 SEGMENT INFORMATION - CONTINUED

Operating results by business segments are as follows:

Year ended 30 June 2008	Continuing Operations				Discontinued Operation	
	Corporate	*USA Traffic*	*Australian/ International Traffic*	*Total*		*Total*
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Revenue						
Revenue from USA sale of goods and services	0	7,398	0	7,398	0	7,398
Revenue from Australian sale of goods and services	0	0	12,979	12,979	0	12,979
Revenue from International sale of goods and services	0	0	4,087	4,087	0	4,087
Revenue from fee for service contracts	0	63,638	0	63,638	0	63,638
Finance revenue	57	0	66	123	0	123
Inter-segment revenue	0	0	24,067	24,067	0	24,067
Total segment revenue	**57**	**71,036**	**41,199**	**112,292**	**0**	**112,292**
Inter-segment elimination					0	(24,067)
Total Consolidated Revenue					**0**	**88,225**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(2,456)	25,889	8,876	32,309	(3,800)	28,509
Depreciation	(16)	(13,911)	(403)	(14,330)	0	(14,330)
Amortisation	0	(161)	(967)	(1,128)	0	(1,128)
Segment result	**(2,472)**	**11,817**	**7,506**	**16,851**	**(3,800)**	**13,051**
Unallocated expenses	0	0	0	0	0	0
Profit before tax and finance charges				**16,851**	**(3,800)**	**13,051**
Finance charges				(1,582)	0	(1,582)
Profit before income tax				**15,269**	**(3,800)**	**11,469**
Income tax expense				(4,673)	1,140	(3,533)
Net Profit for the year				**10,596**	**(2,660)**	**7,936**
Assets and Liabilities						
Segment assets	3,288	90,922	32,952	127,162	1,140	128,302
Unallocated assets	0	0	0	0	0	0
Total assets	**3,288**	**90,922**	**32,952**	**127,162**	**1,140**	**128,302**
Segment liabilities	366	48,962	9,790	59,118	3,800	62,918
Unallocated liabilities	0	0	0	0	0	0
	366	**48,962**	**9,790**	**59,118**	**3,800**	**62,918**
Other segment information						
Capital expenditure	**0**	**35,282**	**170**	**35,452**	**0**	**35,452**

NOTE 5 SEGMENT INFORMATION - CONTINUED

Year ended 30 June 2007	*Continuing Operations*				*Discontinued Operation*	*Total Operations*
	Corporate	*USA Traffic*	*Australian/ International Traffic*	*Total*		
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Revenue						
Revenue from USA sale of goods and services	0	3,089	0	3,089	0	3,089
Revenue from Australian sale of goods and services	0	0	13,461	13,461	3,498	16,959
Revenue from International sale of goods and services	0	0	0	0	0	0
Revenue from fee for service contracts	0	53,134	0	53,134	0	53,134
Finance revenue	329	0	0	329	0	329
Inter-segment revenue	0	0	17,306	17,306	0	17,306
Total segment revenue	**329**	**56,223**	**30,767**	**87,319**	**3,498**	**90,817**
Inter-segment elimination					0	(17,306)
Total Consolidated Revenue					**3,498**	**73,511**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,066)	21,846	6,680	25,460	366	25,826
Depreciation	(24)	(12,118)	(350)	(12,492)	(94)	(12,586)
Amortisation	0	(24)	(740)	(764)	(357)	(1,121)
Segment result	**(3,090)**	**9,704**	**5,590**	**12,204**	**(85)**	**12,119**
Recognised loss on sale of discontinued operation				0	(4,177)	(4,177)
Profit before tax and finance charges				**12,204**	**(4,262)**	**7,942**
Finance charges				(1,415)	0	(1,415)
Profit before income tax				**10,789**	**(4,262)**	**6,527**
Income tax expense				(3,453)	0	(3,453)
Net Profit for the year				**7,336**	**(4,262)**	**3,074**
Assets and Liabilities						
Segment assets	0	89,081	13,622	102,703	0	102,703
Unallocated assets	6,421	0	0	6,421	0	6,421
Total assets	**6,421**	**89,081**	**13,622**	**109,124**	**0**	**109,124**
Segment liabilities	0	39,810	2,599	42,409	0	42,409
Unallocated liabilities	598	0	0	598	0	598
	598	**39,810**	**2,599**	**43,007**	**0**	**43,007**
Other segment Information						
Capital expenditure	4	30,288	429	30,721	0	30,721

NOTE 6 REVENUE, OTHER REVENUE, INCOME AND EXPENSES

CONTINUING OPERATIONS	Consolidated Entity 30 June 2008 $'000	30 June 2007 $'000	Parent Company 30 June 2008 $'000	30 June 2007 $'000
Revenue				
Sale of goods and services	24,464	16,550	0	0
Revenue from fee for service contracts	63,638	53,134	0	0
Management fees	0	0	1,848	1,854
Finance revenue	123	329	957	785
Total Revenue	**88,225**	**70,013**	**2,805**	**2,639**
Expenses				
(a) Depreciation, amortisation and impairment costs included in income statement				
Depreciation on assets in fee for service business	13,911	12,118	0	0
Depreciation of other assets	419	374	16	24
Amortisation of development costs	1,128	764	0	0
(b) Employee benefits expense				
Wages and salaries	23,487	19,139	653	641
Payroll benefits	1,827	1,636	182	172
Contract labour	1,542	2,126	0	0
Superannuation	686	541	95	80
Payroll taxes	1,793	1,563	49	52
Share-based payment expense	797	743	197	193
Other payroll related costs	1,682	1,809	3	3
	31,814	**27,557**	**1,179**	**1,141**
(c) Research and development costs				
Expensed in administrative expenses	755	335	0	0
(d) Specific items				
Reversal of provision for diminution in related party receivables	0	0	(8,904)	0

DISCONTINUED OPERATION	Consolidated Entity 30 June 2008 $'000	30 June 2007 $'000
Revenue and expenses		
Sale of goods and services	0	3,498
Expenses	0	(1,820)
Depreciation, amortisation and impairment costs included in income statement		
Depreciation of other assets	0	94
Amortisation of development costs	0	357
Employee benefits expense	0	1,305
ITP Settlement (Net of tax)	2,660	0

NOTE 7 DISCONTINUED OPERATIONS

(A) DISPOSAL OF REDFLEX COMMUNICATIONS SYSTEMS BUSINESS

During the 2007 financial year the Communications business was divested to allow the full focus and resources of the company to be applied to the digital Traffic camera photo enforcement business. Redflex Communications Systems Pty Ltd designed, integrated and installed voice and data communication systems for the commercial and defence markets. It was a separate business and was divested effective 30 November 2006.

Results for Redflex Communications Systems Pty Ltd until its disposal:	*30 June 2008*	*30 June 2007*
	$'000	*$'000*
Revenue	0	3,498
Expenses	0	(3,576)
Profit before tax	**0**	**(78)**
Income tax expense related to pretax profit	0	18
Net profit attributable	**0**	**(60)**

Cash Flow Information	*30 June 2008*	*30 June 2007*
	$'000	*$'000*
Net cash flow from operating activities	0	(108)
Net cash flow from investing activities	0	214
Net cash flow from financing activities	0	(184)
Net cash (inflow) outflow	**0**	**(78)**

(B) SETTLEMENT OF ITP LITIGATION

Subsequent to year end but prior to finalizing the 2008 annual report, an agreement was reached with the investment partners of the Interactive Telephony Partnership (ITP) transaction to settle the outstanding litigation with them, by way of an all-inclusive payment from Redflex of $3.8 million.

The Interactive Telephony transaction has been reported in Redflex's annual accounts since 2000 and has been noted as a contingent liability since 2004.

The ITP was a structured financing transaction, entered into in June 2000, for the purpose of providing commercialisation funding for the Visible Voice subsidiary of Redflex. Visible Voice received $2.6 million in funding, and the transaction was expected to give rise to certain tax deductions for the partners on their investment. Redflex divested the Visible Voice subsidiary to which this transaction relates in May 2002.

Subsequent to the disallowance of the anticipated tax deductions by the Australian Taxation Office, the partners issued proceedings against Redflex for approximately $5.2 million plus accrued interest and costs. The basis of their claim was that an Exit Price of $5.2 million was payable on the wind-up of the transaction. Redflex, on its interpretation of the transaction documents maintained that the Exit Price was $28,263.

The settlement constitutes a significant concession by both Redflex and the partners, relative to their initial positions, in recognition that there was risk as to the outcome of the litigation and that there would be significant additional cost, inconvenience and uncertainty in proceeding to trial.

Because the settlement amount is now reliably determined it has been recorded as a current liability of $3.8 million with the corresponding tax effect of $1.14 million recorded as a Deferred Tax Asset. This results in a reduction of pre-tax profit of $3.8 million and a reduction of after-tax profit of $2.66 million, as recorded in the year ended 30 June 2008.

Although this concludes direct action with the Interactive Telephony Partnership, Redflex will continue its action against other parties that advised on the transaction, with a view to recovery of the settlement amount.

NOTE 7 DISCONTINUED OPERATIONS - CONTINUED

Earnings Per Share

To calculate earnings per share for the discontinued operation, the weighted average number of ordinary shares for both basic and diluted is as per Note 11.

The following table provides the profit figure used as the numerator:

	30 June 2008 *$'000*	*30 June 2007* *$'000*
Net profit attributable to members of the parent company	(2,660)	(4,262)
For basic earnings per share	(2.95) cents	(4.80) cents
For diluted earnings per share	(2.86) cents	(4.72) cents

Reconciliation of reported profit to Appendix 4E, Preliminary Final Report

	Consolidated *30 June 2008* *$'000*
Net profit attributable to members per Appendix 4E	10,596
Profit (loss) after tax from discontinued operation	(2,660)
Net Profit attributable to members of the parent company	**7,936**

NOTE 8 CORRECTION OF ERROR

CORRECTION OF ERROR IN RELATION TO ACCOUNTING TREATMENT FOR THE CITY OF CHICAGO CONTRACT

During the year Redflex won its third contract with the City of Chicago. Within this contract, as with the previous two contracts, Redflex is required to sell the cameras and installations to the City, as well as provide full service back-office processing of citations along similar lines to all other contracts performed under the Build Own Operate and Maintain model.

Previous accounting treatment recognised the sale of the cameras as a transaction independent of the provision of services and, in doing so, recorded a profit on sale of the cameras. It has since been identified that the Chicago contracts contain clauses which call for liquidated damages against Redflex should the cameras not operate and, therefore, the services not provided. This same clause has been in existence since the original contract, however, it has been determined that this dependency determines that the sale and provision of services be bundled together as a single transaction and accounted for accordingly.

Redflex has successfully installed approximately 140 cameras under the two previous contracts and therefore the liquidated damages exposure on those contracts has passed. Regardless of this fact, we are required to account for the Chicago contracts as single transactions with total revenues and costs associated with the full provision of cameras and services allocated on a time basis over the remaining contract term.

Due to this error in the application of the accounting standard as interpreted in previous financial years, the operating results for the year ended 30 June 2007 have been restated. This error had the affect of overstating profit before tax by $268,000 and overstating tax expense by $103,000.

The comparative Balance Sheet at 30 June 2007 has also been restated. The error had the affect of understating deferred revenue by $389,000, understating the deferred tax asset by $151,000 and overstating retained earnings by $238,000.

Basic and diluted earnings per share for the prior year have also been restated. The amount of the correction for both basic and diluted earnings per share was a decrease of $0.002 per share.

PARENT COMPANY RESTATEMENT.

The prior year results for the parent company have been restated by $209,000 to record entries previously taken up in other Redflex entities.

NOTE 9 ASSET RETIREMENT OBLIGATION - REVISIONS OF ACCOUNTING ESTIMATES

	Consolidated	
	30 June 2008	*30 June 2007*
	$'000	*$'000*
Asset retirement obligation	1,318	0
	1,318	**0**

The Build Own Operate and Maintain business within the USA Traffic division is based on individual contracts generally with terms of approximately 5 years. In the normal course of business, Redflex enters into contracts with municipalities to install and operate red light and speed enforcement equipment. Under the terms of certain of these contracts, upon termination of the contract, Redflex is required to remove the equipment and restore the municipality's site to its original condition

In prior periods management had reviewed the provisions and determined that at that time it could not make a reasonable assessment of the fair value of the asset retirement obligation, due to lack of contract termination history and uncertainty surrounding contract length and renewal options. Prior to the current financial year and given the reliance on future events it was not considered possible to quantify any potential liability with respect to this matter.

During the current year the company was able to reliably determine a likely make-good cost that could be expected to be incurred at the expiry of each contract.

The company will allocate the asset retirement cost to expense using a systematic and rational method over the asset's useful life.

Depreciation of the asset retirement obligation shall occur over the same time period that the liability accretes. Depreciation shall be on a straight-line basis, which is based primarily on the fact that the underlying equipment is depreciated on a straight-line basis.

NOTE 10 DIVIDENDS PAID AND PROPOSED

(A) RECOGNISED AMOUNTS

The directors intend to pay a dividend in respect of the year ended 30 June 2008. No dividends were proposed during the year ended 30 June 2007. Subsequent to the adoption of the 2007 financial statements the directors declared a fully franked dividend of 3.5 cents per share.

(B) UNRECOGNISED AMOUNTS

	Parent Company	
	30 June 2008	*30 June 2007*
	$'000	*$'000*
Final fully franked dividend on ordinary shares	4,062	3,174

After the balance sheet dates, the above dividends were proposed by the Board. These amounts have not been recognised as a liability in 2008 but will be brought to account in 2009.

NOTE 10 DIVIDENDS PAID AND PROPOSED - CONTINUED

(C) FRANKING CREDIT BALANCE

Dividends on ordinary shares

	Consolidated	
	30 June 2008	*30 June 2007*
	$'000	*$'000*
Franking credits available for the subsequent financial year are:		
Franking account balance at year end at 30% (2007 – 30%)	4,048	2,103
Franking credits that will arise at year end from the payment of income tax payable	3,760	2,646
Franking debits that will arise at year end from payment of dividends	0	0
Franking credits that the entity may be prevented from distributing in the subsequent financial year	0	0
	7,808	**4,749**
Franking credits available for future reporting periods		
Impact on the franking account of dividends proposed or declared before the final report was authorised for issue but not recognised as a distribution to equity holders	(1,741)	(1,337)
	6,067	**3,412**

(D) TAX RATES

Dividends proposed will be franked at the rate of 30% (2007: 30%).

NOTE 11 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing net profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of dilutive options not yet converted to shares.

NOTE 11 EARNINGS PER SHARE - CONTINUED

The following reflects the income and share data used in the total operations' basic and diluted earnings per share computations:

	Consolidated	
	30 June 2008	30 June 2007
	$'000	$'000
Net profit from continuing operations attributable to equity holders	10,596	7,336
Loss attributable to discontinued operation	(2,660)	(4,262)
Net profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	**7,936**	**3,074**

	Thousands	Thousands
Weighted average number of ordinary shares for basic earnings per share	89,862	88,975
Effect of dilution – share options and performance rights not yet converted to shares	3,066	2,913
Adjusted weighted average number of ordinary shares for diluted earnings per share	**92,928**	**91,888**
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share.	642	2,191

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

NOTE 12 INCOME TAX

	Consolidated Entity		Parent Company	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
	$'000	$'000	$'000	$'000
INCOME TAX EXPENSE				
Major components of income tax expense are:				
INCOME STATEMENT				
Current income tax				
Current income tax charge (benefit)	5,677	2,004	120	(89)
Adjustments in respect of current income tax of previous years	51	(381)	0	0
Deferred income tax				
Relating to origination and reversal of temporary differences	(1,091)	1,830	0	0
Income tax expense reported in the income statement	**4,637**	**3,453**	**120**	**(89)**

	Consolidated Entity		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
NUMERICAL RECONCILIATION BETWEEN AGGREGATE TAX EXPENSE RECOGNISED IN THE INCOME STATEMENT AND TAX EXPENSE CALCULATED PER THE STATUTORY INCOME TAX RATE				
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows:				
Accounting profit before tax from continuing operations	15,269	10,789	9,107	(810)
Profit before tax from discontinued operation	(3,800)	(85)	(3,800)	0
Accounting profit before income tax	**11,469**	**10,704**	**5,307**	**(810)**
At the statutory income tax rate of 30% (2007: 30%)	3,441	3,211	1,592	(243)
Adjustments in respect of current income tax of previous years	51	(381)	0	0
Impact of tax rate differential on foreign operations	188	422	0	0
Research and Development concessions	(168)	(153)	0	0
Reversal of provision for diminution in related party receivable	0	0	(2,612)	0
Other	21	336	0	154
At effective income tax rate of 30.6% (Parent 1.3%) (2007: 32.2%, Parent 11%)	**3,533**	**3,435**	**(1,020)**	**(89)**
Aggregate income tax expense is attributable to				
Income tax expense reported in income statement	4,673	3,453	120	(89)
Income tax attributable to discontinued operation	(1,140)	(18)	(1,140)	0
	3,533	**3,435**	**(1,020)**	**(89)**

	Balance Sheet		*Income Statement*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
DEFERRED TAX				
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
(i) Deferred tax liabilities				
Accelerated depreciation for tax purposes	6,397	4,759	1,638	(84)
Taxable profit on sale of cameras ahead of recognition in the accounts	(5,596)	0	(5,596)	0
Capitalised development costs	2,105	1,721	384	697
Gross deferred tax liabilities	**2,906**	**6,480**		

NOTE 12 INCOME TAX - CONTINUED

	Balance Sheet		*Income Statement*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
(ii) Deferred tax assets				
Long service leave	360	253	(107)	80
Provisions	460	586	126	(266)
Taxable profit on sale of cameras ahead of recognition in the accounts	0	3,234	3,234	(1,334)
Accounting error – Note 8	0	151	151	0
Losses available for offset against future taxable income	1,388	1,607	219	2,737
Gross deferred tax assets	**2,208**	**5,831**		
Deferred tax charge – continuing operations			**49**	**1,830**
Losses available from settlement of ITP litigation – discontinued operations	1,140	0	(1,140)	0
Gross deferred tax assets	**3,348**	**5,831**		
Deferred tax charge			**(1,091)**	**1,830**

The consolidated entity has tax losses, arising in USA, with a tax value of $1.40 million (2007: $1.61 million) that are available indefinitely for offset against taxable profits of the companies and in the country in which the losses arose.

At 30 June 2008 there is no recognised or unrecognised deferred income tax liability (2007: $Nil) for taxes that would be payable on the unremitted earnings of the consolidated entity's subsidiaries, as the consolidated entity has no liability for additional taxation should such amounts be remitted.

TAX CONSOLIDATION

Redflex Holdings Limited and its 100% Australian owned subsidiaries are a tax consolidated group effective from 1 July 2003. Members of the group have entered into a tax sharing arrangement and a tax funding agreement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Redflex Holdings Limited.

TAX EFFECT ACCOUNTING BY MEMBERS OF THE TAX CONSOLIDATED GROUP

In preparing the accounts for Redflex Holdings Limited for the financial year ended 30 June 2008, the following amounts have been recognised as tax consolidation contribution adjustments:

	Parent company	
	30 June 2008	*30 June 2007*
	$'000	*$'000*
Total increase to tax expense of Redflex Holdings Limited	0	0
Total increase (reduction) to intercompany assets of Redflex Holdings Limited	3,593	0
Total increase in investment in subsidiaries in the accounts of Redflex Holdings Limited	0	1,961

NOTE 13 CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Cash at bank and in hand	6,315	6,055	329	501
Restricted cash	4,367	2,250	0	0
Short-term deposits	1,408	1,874	56	1,874
	12,090	**10,179**	**385**	**2,375**

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates

Short term deposits are made for periods between one day and three months depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates

The fair value of cash and cash equivalents is $12,090,000 (2007: $10,179,000).

The company collects citation revenue for cities under some contracts. The allocation of entitlements to the city and Redflex is made subsequent to each month end once the allocation has been determined. The proceeds are received in lock-box accounts and are treated as restricted cash until the allocation has been determined.

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Reconciliation of Cash				
For the purposes of the cash flow statement, cash and cash equivalents comprise the following:				
Cash at bank and in hand	10,682	8,305	329	501
Short term deposits	1,408	1,874	56	1,874
	12,090	**10,179**	**385**	**2,375**

NOTE 14 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Trade receivables	16,284	16,523	0	35
Provision for doubtful debts	(540)	(140)	0	0
	15,744	**16,383**	**0**	**35**
Other receivables	0	584	0	54
Provision for doubtful debts	0	0	0	0
	0	**584**	**0**	**54**
	15,744	**16,967**	**0**	**89**

Trade receivables are non-interest bearing and are generally on 30 days.

NOTE 14 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES - CONTINUED

Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30 to 60 day terms. A provision for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment loss of $400,000 (2007: $140,000) has been recognised by the Group. These amounts have been included in the administrative expenses item.

Movements in the provision for impairment loss were as follows:

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
At 1 July 2007	**140**	**0**	**0**	**0**
Charge for the year	400	140	0	0
At 30 June 2008	**540**	**140**	**0**	**0**

At 30 June 2008, the ageing analysis of trade and other receivables is as follows:

Days		*0-30*	*31-60*	*61-90*	*61-90*	*+91*	*+91*
	Total			*PDNI**	*CI***	*PDNI**	*CI***
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
2008 Consolidated	16,284	13,099	919	514	0	1,211	540
2008 Parent	0	0	0	0	0	0	0
2007 Consolidated	17,107	15,942	380	471	0	174	140
2007 Parent	89	89	0	0	0	0	0

* PDNI Past due not impaired

** CI Considered impaired.

NOTE 15 CURRENT ASSETS - INVENTORIES

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Work in progress – at cost	873	364	0	0
Infrastructure components – at cost	10,214	8,719	0	0
Provision for write-downs	(282)	(625)	0	0
	10,805	**8,458**	**0**	**0**

Infrastructure components represent items held to manufacture photo enforcement camera systems primarily for use within the business rather than for resale.

NOTE 16 NON CURRENT ASSETS – RECEIVABLES

	Consolidated		Parent Company	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
	$'000	$'000	$'000	$'000
Controlled entities	0	0	29,792	25,860
Provision for non-recovery	0	0	(6,581)	(15,485)
	0	**0**	**23,211**	**10,375**

NOTE 17 INVESTMENTS IN SUBSIDIARIES

	Consolidated		Parent Company	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
	$'000	$'000	$'000	$'000
Investments in controlled entities (Note 28) at cost	**0**	**0**	**48,257**	**47,673**

NOTE 18 NON CURRENT ASSETS - PROPERTY PLANT AND EQUIPMENT

YEAR ENDED 30 JUNE 2008

	Consolidated				Parent Company		
	Plant and equipment	Furniture & Other	Computer Equipment	Total	Furniture & Other	Computer Equipment	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2007, net of accumulated depreciation and impairment	**55,421**	**858**	**2,753**	**59,032**	**4**	**17**	**21**
Additions	33,582	723	1,147	35,452	13	83	96
Disposals	0	(7)	(71)	(78)	0	0	0
Depreciation for the year	(13,028)	(416)	(886)	(14,330)	(3)	(13)	(16)
Exchange adjustment	(9,705)	(82)	(326)	(10,113)	0	0	0
At 30 June 2008, net of accumulated depreciation and impairment	**66,270**	**1,076**	**2,617**	**69,963**	**14**	**87**	**101**
At 30 June 2007							
Cost	84,034	1,705	4,617	90,356	639	114	753
Accumulated depreciation and impairment	(28,613)	(847)	(1,864)	(31,324)	(635)	(97)	(732)
Net Carrying amount	**55,421**	**858**	**2,753**	**59,032**	**4**	**17**	**21**
At 30 June 2008							
Cost	101,511	2,357	4,959	108,827	652	197	849
Accumulated depreciation and impairment	(35,241)	(1,281)	(2,342)	(38,864)	(638)	(110)	(748)
Net Carrying amount	**66,270**	**1,076**	**2,617**	**69,963**	**14**	**87**	**101**

NOTE 18 NON CURRENT ASSETS - PROPERTY PLANT AND EQUIPMENT - CONTINUED

YEAR ENDED 30 JUNE 2007

	Consolidated				Parent Company		
	Plant and equipment	Furniture & Other	Computer Equipment	Total	Furniture & Other	Computer Equipment	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2006, net of accumulated depreciation and impairment	**48,501**	**873**	**2,840**	**52,214**	**11**	**30**	**41**
Additions	29,596	130	995	30,721	0	4	4
Disposals	(1,149)	(34)	(4)	(1,187)	0	0	0
Reclassification	(323)	345	(22)	0	0	0	0
Depreciation for the year	(11,435)	(430)	(627)	(12,492)	(1)	(23)	(24)
Exchange adjustment	(9,769)	(26)	(429)	(10,224)	0	0	0
At 30 June 2007, net of accumulated depreciation and impairment	**55,421**	**858**	**2,753**	**59,032**	**10**	**11**	**21**
At 30 June 2006							
Cost	71,505	1,575	4,294	77,374	639	109	748
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)	(628)	(79)	(707)
Net Carrying amount	**48,501**	**873**	**2,840**	**52,214**	**11**	**30**	**41**
At 30 June 2007							
Cost	84,034	1,705	4,617	90,356	639	113	752
Accumulated depreciation and impairment	(28,613)	(847)	(1,864)	(31,324)	(629)	(102)	(731)
Net Carrying amount	**55,421**	**858**	**2,753**	**59,032**	**10**	**11**	**21**

WRITEDOWN ON PLANT AND EQUIPMENT

A write-down on plant and equipment of $984,000 relating to deactivated camera systems and program closures within the USA based Build Own Operate and Maintain business was recorded for the financial year ended 30 June 2007.

IMPAIRMENT LOSS

An impairment loss of $550,000, that was recorded in the financial year ended 30 June 2006, represented the write-down of certain property, plant and equipment to recoverable amount predominantly in Redflex Traffic Systems Inc. That impairment provision was reversed in the financial year ended 30 June 2007 and the assets to which it related were written off subsequent to the cancellation of the contract in which the assets were utilised.

LEASED ASSETS

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2008 is $436,889 (2007: $504,773).

Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities, the amount pledged is equal to the outstanding finance lease and hire purchase obligation as disclosed in Note 27.

NOTE 19 NON CURRENT ASSETS - INTANGIBLE ASSETS AND GOODWILL

INTANGIBLES

YEAR ENDED 30 JUNE 2008

	Consolidated			*Parent Company*		
	Development Costs	*Goodwill*	*Total*	*Development Costs*	*Goodwill*	*Total*
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
At 1 July 2007, net of accumulated depreciation and impairment	**7,049**	**400**	**7,449**	**0**	**400**	**400**
Additions	2,748	0	2,748	0	0	0
Amortisation for the year	(1,128)	0	(1,128)	0	0	0
Exchange adjustment	(192)	0	(192)	0	0	0
At 30 June 2008, net of accumulated depreciation and impairment	**8,477**	**400**	**8,877**	**0**	**400**	**400**
At 30 June 2007						
Cost	9,328	400	9,728	0	400	400
Accumulated amortisation and impairment	(2,279)	0	(2,279)	0	0	0
Net carrying amount	**7,049**	**400**	**7,449**	**0**	**400**	**400**
At 30 June 2008						
Cost	12,271	400	12,671	0	400	400
Accumulated depreciation and impairment	(3,794)	0	(3,794)	0	0	0
Net carrying amount	**8,477**	**400**	**8,877**	**0**	**400**	**400**

(i) Development Costs

Development costs are carried at cost less accumulated amortisation and accumulated impairment losses. This intangible asset has been assessed as having a finite life and is amortised using the straight line method over a period of 10 years. The amortisation has been recognised in the income statement as a separate line item. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount.

YEAR ENDED 30 JUNE 2007

	Consolidated			*Parent Company*		
	Development Costs	*Goodwill*	*Total*	*Development Costs*	*Goodwill*	*Total*
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
At 1 July 2006, net of accumulated depreciation and impairment	**5,149**	**400**	**5,549**	**0**	**400**	**400**
Additions	2,849	0	2,849	0	0	0
Amortisation for the year	(764)	0	(764)	0	0	0
Exchange adjustment	(185)	0	(185)	0	0	0
At 30 June 2007, net of accumulated depreciation and impairment	**7,049**	**400**	**7,449**	**0**	**400**	**400**
At 1 July 2006						
Cost	7,096	400	7,496	0	400	400
Accumulated amortisation and impairment	(1,947)	0	(1,947)	0	0	0
Net carrying amount	**5,149**	**400**	**5,549**	**0**	**400**	**400**
At 30 June 2007						
Cost	9,328	400	9,728	0	400	400
Accumulated depreciation and impairment	(2,279)	0	(2,279)	0	0	0
Net carrying amount	**7,049**	**400**	**7,449**	**0**	**400**	**400**

GOODWILL

	Consolidated		*Parent Company*	
	30 June 08	*30 June 07*	*30 June 08*	*30 June 07*
	$'000	*$'000*	*$'000*	*$'000*
Carrying amount of goodwill	**400**	**400**	**400**	**400**

Goodwill was acquired upon the acquisition of the business and business assets of Poltech Pty Ltd in 2003 and is impairment tested on an annual basis. The recoverable amount of the Australian/International Traffic segment has been determined based upon a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five year period.

IMPAIRMENT TESTING OF GOODWILL

Key assumptions used in cash flow projections to undertake impairment testing of goodwill are:

- The basis used to determine the value assigned to budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year increased for marginal expected efficiency improvements;
- The yield on a five year Government Bond rate consistent with external informational sources is utilised;
- The projected cash flows have been discounted by 13% (2007: 13%); and
- Revenue growth has been forecast based on average historical rates.

The basis used to determine the value assigned to materials and labour is the Consumer Price Index forecast for Australia where resources are used.

NOTE 20 CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated		Parent Company	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
	$'000	$'000	$'000	$'000
Trade payables	13,676	10,295	455	0
Deferred revenue	1,887	1,453	0	0
Litigation Settlement - discontinued operation	3,800	0	3,800	0
	19,363	**11,748**	**4,255**	**0**

Trade payables are non-interest bearing and are normally settled on 30 day terms.

Deferred revenue represents payments received for which services remain to be provided. Amounts are recognised as revenue only when service has been provided. Deferred revenue normally applies to periods under one year in duration.

NOTE 21 CURRENT LIABILITIES - PROVISIONS

	Consolidated		Parent Company	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
	$'000	$'000	$'000	$'000
Provision for warranty	592	246	0	0
Employee entitlements	952	719	237	212
	1,544	**965**	**237**	**212**

MAINTENANCE WARRANTIES

A provision is recognised for expected warranty claims on products sold during the last two years, based on past experience of the level of repairs and make good costs.

It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two years of the balance sheet date.

Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period for products.

NOTE 22 NON CURRENT LIABILITIES - PROVISIONS

	Consolidated		Parent Company	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Employee entitlements	77	128	3	25

Movements in provisions	*Employee entitlements*	*Provision for warranty*	*Total*
	$'000	*$'000*	*$'000*
CONSOLIDATED			
At 1 July 2007	**847**	**246**	**1,093**
Arising during the year	656	700	1,356
Utilised during the year	(474)	(99)	(573)
Unused amounts reversed	0	(255)	(255)
At 30 June 2008	**1,029**	**592**	**1,621**
Current 2008	952	592	1,544
Non current 2008	77	0	77
At 30 June 2008	**1,029**	**592**	**1,621**
Current 2007	719	246	965
Non current 2007	128	0	128
At 30 June 2007	**847**	**246**	**1,093**

The movement in the employee entitlements provision relates to extra entitlements incurred during the financial year.

	Employee entitlements
	$'000
PARENT COMPANY	
At 1 July 2007	**237**
Arising during the year	70
Utilised during the year	(67)
At 30 June 2008	**240**
Current 2008	237
Non current 2008	3
At 30 June 2008	**240**
Current 2007	212
Non current 2007	25
At 30 June 2007	**237**

NOTE 22 NON CURRENT LIABILITIES – PROVISIONS · CONTINUED

SUPERANNUATION

The consolidated entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. Employees have the choice of which superannuation fund they wish to participate in. In addition, the consolidated entity had during the year ended 30 June 2008 a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to the funds of choice. All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2008 have been discharged.

NOTE 23 INTEREST-BEARING LOANS AND BORROWINGS

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Current				
Obligations under finance leases and hire purchase contracts	295	391	0	0
	295	**391**	**0**	**0**
Non-Current				
Obligations under finance leases and hire purchase contracts	402	356	0	0
Bank borrowings	33,281	20,978	0	0
	33,683	**21,334**	**0**	**0**

Redflex Holdings Limited, has a US$50 million (AU$52.1 million) secured revolving credit facility to fund the growth within the USA Traffic Division. BMO Capital Markets, in conjunction with the Commonwealth Bank was granted a first and only priority senior security interest over all the assets of Redflex Traffic Systems Inc and its subsidiaries, together with a fixed and floating charge over all the assets and undertakings of Redflex Holdings Limited. The loan principal is not required to be repaid within the next twelve months and is available for redraw to the facility limit if repaid.

Lease liabilities are secured by way of a charge over the leased assets.

(A) FAIR VALUE

The carrying amount of the Group's current and non-current borrowings approximate their fair value.

(B) INTEREST RATE, FOREIGN EXCHANGE AND LIQUIDITY RISK

Details regarding interest rate, foreign exchange and liquidity risk are disclosed in Note 3.

Financing facilities available

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Total facilities				
Bank borrowings	52,080	29,450	0	0
Facilities used at reporting date				
Bank borrowings	33,281	20,978	0	0
Security for letters of credit issued to customers	276	317	0	0
Facilities unused at reporting date	**18,523**	**8,155**	**0**	**0**

NOTE 24 CONTRIBUTED EQUITY

	Consolidated	
	30 June 2008	30 June 2007
	$'000	$'000
ORDINARY SHARES:		
Issued and fully paid	83,161	81,243

MOVEMENTS IN ORDINARY SHARES ON ISSUE

	Number of shares Thousands	$'000
At 1 July 2006	**88,462**	**80,959**
Issued during the year as a result of		
Conversion of options	445	284
Executive Remuneration Plan	68	0
At 30 June 2007	**88,975**	**81,243**
Issued during the year as a result of		
Dividend Reinvestment Plan	643	192
Vesting of Performance Rights under the LTI Plan	347	0
Conversion of options	295	1,726
At 30 June 2008	**90,260**	**83,161**

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

NOTE 25 RETAINED EARNINGS AND RESERVES

MOVEMENTS IN RETAINED EARNINGS WERE AS FOLLOWS:

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Balance 1 July 2007	**(8,467)**	**(11,541)**	**(25,111)**	**(24,390)**
Net profit	7,936	3,074	6,327	(721)
Dividends paid	(3,174)	0	(3,174)	0
Currency translation	(20)	0	0	0
Balance 30 June 2008	**(3,725)**	**(8,467)**	**(21,958)**	**(25,111)**

NATURE AND PURPOSE OF RESERVES

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Employee Equity Benefits Reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 28 for further details of these plans.

MOVEMENTS IN RESERVES WERE AS FOLLOWS:

	Consolidated			*Parent Company*	
	Foreign currency translation	*Employee equity benefits reserve*	*Total*	*Employee equity benefits reserve*	*Total*
	$'000	*$'000*	*$'000*	*$'000*	*$'000*
At 30 June 2006	**(1,176)**	**2,612**	**1,436**	**2,612**	**2,612**
Cost of share based payments	0	743	743	743	743
Effect of exchange rate movement	(8,838)	0	(8,838)	0	0
At 30 June 2007	**(10,014)**	**3,355**	**(6,659)**	**3,355**	**3,355**
Cost of share based payments	0	797	797	797	797
Effect of exchange rate movement	(8,190)	0	(8,190)	0	0
At 30 June 2008	**(18,204)**	**4,152**	**(14,052)**	**4,152**	**4,152**

NOTE 26 CASH FLOW STATEMENT RECONCILIATION

RECONCILIATION OF NET PROFIT AFTER TAX TO NET CASH FLOWS FROM OPERATIONS

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
RECONCILIATION OF CASH FLOW STATEMENT				
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following:				
Cash at bank and in hand	10,682	8,305	329	501
Short-term deposits	1,408	1,874	56	1,874
	12,090	**10,179**	**385**	**2,375**
Reconciliation from the net profit after tax to the net cash flows from operations				
Net Profit/(Loss) after income tax from continuing operations	**10,596**	**7,336**	**8,987**	**(721)**
Non Cash Flow Items				
Depreciation expense	14,330	12,492	16	24
Amortisation of intangibles	1,128	764	0	0
Provision for employee entitlements	697	30	3	42
Impairment and write-down of property, plant and equipment	0	983	0	0
Share based payments	797	743	197	193
Reversal of provision for diminution in related party receivables	0	0	(8,904)	0
Change in operating Assets and Liabilities				
Decrease/(Increase) in prepayments	(1,779)	(1,228)	0	0
Decrease/(Increase) in receivables - current	(1,044)	(4,589)	128	(46)
Decrease/(Increase) in inventories	(4,021)	2,333	0	0
Decrease/(Increase) in deferred tax asset	3,414	1,217	1	750
Increase/(Decrease) in deferred tax liability	(2,727)	(614)	0	704
Increase/(Decrease) in deferred revenue	1,073	797	0	0
Increase/(Decrease) in taxation provisions	1,770	1,127	(1,871)	(2,477)
Increase/(Decrease) in payables	4,308	4,159	455	44
Decrease/(Increase) in deferred costs asset	(3,587)	0	0	0
Net cash from operating activities	**24,955**	**25,550**	**(988)**	**(1,487)**

Disclosure of financing facilities is shown in Note 22.

NOTE 27 COMMITMENTS AND CONTINGENCIES

(A) BANK INDEMNITY GUARANTEES

The company's bankers have issued indemnity guarantees to certain customers in respect of rental deposits, bid bonds and performance bonds of $1,532,340 (2007: $1,783,000).

(B) OPERATING LEASE COMMITMENTS – GROUP AS LESSEE

The Group has entered into commercial leases on certain computer equipment which the Group considers it is not in its best interests to purchase.

Operating leases pertain to leased premises in Australia and the USA. These leases have expiry dates varying from one year to less than seven years. Renewal options exist on all major leased premises at the company's discretion for periods of up to 5 years.

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Within 1 year	1,367	1,350	449	457
After 1 year but not more than 5 years	6,693	1,043	799	0
More than 5 years	3,327	0	0	0
	11,387	**2,393**	**1,248**	**457**

The weighted average interest rate on operating leases at 30 June 2008 was 7.75% excluding operating leases on premises (2007: 8.7%)

(C) FINANCE LEASE COMMITMENTS – GROUP AS LESSEE

	Consolidated			
	30 June 2008	*30 June 2008*	*30 June 2007*	*30 June 2007*
	Minimum lease payments	*Present value of payments*	*Minimum lease payments*	*Present value of payments*
	$'000	*$'000*	*$'000*	*$'000*
Within 1 year	313	295	417	391
After 1 year but not more than 5 years	418	402	406	356
Total minimum lease payments	**731**	**697**	**823**	**747**
Less amounts representing finance charges	(34)	0	(76)	0
Present value of minimum lease payments	**697**	**697**	**747**	**747**

Finance leases generally relate to leased motor vehicles within the USA.

(D) CAPITAL COMMITMENTS

At 30 June 2008 the Group has commitments of $6,157,000 (2007: $3,644,000) principally relating to the installation of camera systems in contracted cities within Redflex Traffic Systems Inc's Build Own Operate and Maintain business in the USA. The company has contracts with numerous cities and municipalities within the USA. The terms of contract specify that Redflex can install a number of cameras up to a specified limit provided that Redflex and the customer agree on the location and suitability of the proposed installations. Accordingly, the company has obligations to install further camera systems for these customers, however, it is not possible to determine how many will ultimately be installed and therefore the commitments shown represent only those where firm orders have been placed with contractors for current installations.

NOTE 27 COMMITMENTS AND CONTINGENCIES - CONTINUED

The commitments contracted for at reporting date, but not provided for are:

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Within one year	6,157	3,644	0	0
After one year but not more than five years	0	0	0	0
Longer than five years	0	0	0	0
	6,157	**3,644**	**0**	**0**

NOTE 28 RELATED PARTY DISCLOSURE

Redflex Holdings Limited is the parent and ultimate holding company and is incorporated in Australia.

The consolidated financial statements include the financial statements of Redflex Holdings Limited and the subsidiaries listed in the following table:

SHARES IN CONTROLLED ENTITIES

	Country of Incorporation	*% Equity interest*		*Investment*	
		30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
				$'000	*$'000*
Controlled entities of Redflex Holdings Limited					
Redflex Enforcement Services Pty Ltd	Australia	100	100	0	0
Redflex Pty Ltd	Australia	100	100	3,357	3,357
Aerospace Systems Pty Ltd	Australia	100	100	100	100
RTS R & D Pty Ltd	Australia	100	100	0	0
Redflex Traffic Systems (Canada) Inc	Canada	100	100	0	0
Redflex Traffic Systems Limited	UK	100	100	0	0
Redflex Traffic Systems Inc	USA	100	100	44,800	44,216
				48,257	**47,673**
Controlled entities of Redflex Pty Ltd					
Redflex Traffic Systems Australia Pty Ltd	Australia	100	100		
APR Investments Pte Ltd (**)	Singapore	0	100		
Controlled entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Australia	100	100		
Redflex Traffic Systems (California) Inc	USA	100	100		
Controlled entities of Redflex Traffic Systems Pty Ltd					
Redflex Traffic Pty Ltd (*)	Australia	100	0		

* This company was incorporated during the year.

** This company did not operate and was deregistered.

NOTE 28 RELATED PARTY DISCLOSURE - CONTINUED

TERMS AND CONDITIONS OF TRANSACTIONS WITH RELATED PARTIES

Sales to and purchases from related parties are made as arms length transactions at normal market prices and on normal commercial terms. These transactions relate to the day to day activities between companies in the Group.

The following amounts represent the loan balances at year end.

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Provision of interest free unsecured loans to wholly owned subsidiaries (at call)				
- to related entities	0	0	19,618	10,375

NOTE 29 KEY MANAGEMENT PERSONNEL

(A) DETAILS OF KEY MANAGEMENT PERSONNEL

Directors

Christopher Cooper	Chairman (non-executive)
Robin Debernardi	Director (non-executive)
Peter Lewinsky	Director (non-executive)
Roger Sawley	Director (non-executive)
Graham Davie	Chief Executive Officer
Karen Finley	Chief Executive Officer, Redflex Traffic Systems Inc

Executives

Aaron Rosenberg	Vice President Sales, Redflex Traffic Systems Inc
Cristina Weekes	Vice President Marketing, Redflex Traffic Systems Inc
Ron Johnson	Group Chief Financial Officer
Ricardo Fiusco	General Manager, Redflex Traffic Systems Pty Ltd
Marilyn Stephens	Company Secretary

(B) COMPENSATION OF KEY MANAGEMENT PERSONNEL

	Consolidated		*Parent Company*	
	30 June 2008	*30 June 2007*	*30 June 2008*	*30 June 2007*
	$'000	*$'000*	*$'000*	*$'000*
Short term employee benefits	2,091	1,739	937	601
Post-employment benefits	99	80	79	64
Long term employment benefits	13	13	10	9
Share based payments	506	531	184	229
	2,709	**2,363**	**1,210**	**903**

NOTE 29 KEY MANAGEMENT PERSONNEL · CONTINUED

(C) OPTIONS HELD BY KEY MANAGEMENT PERSONNEL

	Options held at 1 July 2007	*Options exercised*	*Options held at 30 June 2008*	*Options exercisable*
Directors				
Christopher Cooper	0	0	0	0
Robin Debernardi	0	0	0	0
Peter Lewinsky	0	0	0	0
Roger Sawley	0	0	0	0
Graham Davie	0	0	0	0
Karen Finley	135,000	0	135,000	135,000
	135,000	**0**	**135,000**	**135,000**
Executives				
Aaron Rosenberg	20,000	20,000	0	0
Cristina Weekes	0	0	0	0
Ron Johnson	0	0	0	0
Ricardo Fiusco	135,000	135,000	0	0
Marilyn Stephens	140,000	140,000	0	0
	295,000	**295,000**	**0**	**0**

	Options held at 1 July 2006	*Options exercised*	*Options held at 30 June 2007*	*Options exercisable*
Directors				
Christopher Cooper	0	0	0	0
Robin Debernardi	0	0	0	0
Peter Lewinsky	0	0	0	0
Roger Sawley	0	0	0	0
Graham Davie	0	0	0	0
Karen Finley	135,000	0	135,000	135,000
	135,000		**135,000**	**135,000**
Executives				
Aaron Rosenberg	120,000	100,000	20,000	20,000
Cristina Weekes	0	0	0	0
Ron Johnson	0	0	0	0
Ricardo Fiusco	135,000	0	135,000	135,000
Marilyn Stephens	140,000	0	140,000	140,000
	395,000	**100,000**	**295,000**	**295,000**

NOTE 29 KEY MANAGEMENT PERSONNEL - CONTINUED

(D) SHARES HELD BY KEY MANAGEMENT PERSONNEL

	Shares held at 1 July 2007	*Vesting of Performance Rights*	*Conversion of Options*	*Bought (Sold) on market*	*Shares held at 30 June 2008*
Directors					
Christopher Cooper	990,996	0	0	151,921	1,142,917
Robin Debernardi	3,255,26 4	0	0	(438,598)	2,816,666
Peter Lewinsky	44,716	0	0	582	45,298
Roger Sawley	0	0	0	24,000	24,000
Graham Davie	1,366,479	73,955	0	18,772	1,459,206
Karen Finley	68,857	87,555	0	(33,430)	122,982
	5,726,312	**161,510**	**0**	**(276,753)**	**5,611,069**
Executives					
Aaron Rosenberg	0	79,596	20,000	(80,000)	19,596
Cristina Weekes	0	0	0	0	0
Ron Johnson	293,370	35,498	0	(63,370)	265,498
Ricardo Fiusco *	210,000	36,510	135,000	(81,800)	299,710
Marilyn Stephens	64,160	21,693	140,000	0	225,853
	567,530	**173,297**	**295,000**	**(225,170)**	**810,657**

	Shares held at 1 July 2006	*Granted as remuneration*	*Conversion of Options*	*Bought (Sold) on market*	*Shares held at 30 June 2007*
Directors					
Christopher Cooper	990,996	0	0	0	990,996
Robin Debernardi	3,255,264	0	0	0	3,255,264
Peter Lewinsky	44,716	0	0	0	44,716
Roger Sawley	0	0	0	0	0
Graham Davie	1,298,230	68,249	0	0	1,366,479
Karen Finley	68,857	0	0	0	68,857
	5,658,063	**0**	**0**	**0**	**32,502**
Executives					
Aaron Rosenberg	0	0	100,000	(100,000)	0
Cristina Weekes	0	0	0	0	0
Ron Johnson	293,370	0	0	0	293,370
Ricardo Fiusco*	210,000	0	0	0	210,000
Marilyn Stephens	64,160	0	0	0	64,160
	567,530	**0**	**100,000**	**(100,000)**	**567,530**

* shares held indirectly

All equity transactions with key management personnel, other than transactions resulting from the exercise of remuneration options and the issue of shares from vested performance rights, have been entered into under terms and conditions no more favourable than those the Group would have adopted if dealing at arm's length.

NOTE 30 SHARE-BASED REMUNERATION PLANS

(a) Types of Share-Based Remuneration Plans

(i) Long Term Incentive Plan

In July 2006 Redflex established a Long Term Incentive Plan (LTIP) for executives. The LTIP was announced in July 2006 and the Rules for Australian and United States executives are published on Redflex's Web site. The LTIP is based on grants of Performance Rights which vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles. Settlement of the Performance Rights can be made in accordance with the LTIP Rules.

The performance measure is Redflex Holdings Limited's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group consisting of companies in the S&P/ASX 300 at grant date over the same period. TSR is calculated as the change in capital value of Redflex Holdings Limited over a five-year period, plus dividends expressed as a percentage of the opening capital value.

The performance period is generally expected to be three years, however, the initial offers were transitional arrangements with shorter performance periods designed to provide a degree of continuity of long term incentives to executives who previously participated in the company's Employee Option Plan.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if Redflex Holdings Limited's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights in a grant will vest if the company's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If the company's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

(ii) Executive Share Plan

No shares were issued under the Executive Share Plan (ESP) in the financial year ended 30 June 2008, and, in view of the Long Term Incentive Plan, no further shares are expected to be issued. In the financial year ended 30 June 2007, pursuant to the ESP, 68,249 shares were issued to Graham Davie, the Chief Executive Officer. Details of Mr Davie's remuneration are included in the Remuneration Report.

(iii) Employee Option Plan

An Employee Option Plan exists whereby Redflex could grant non-transferable options over ordinary shares to executives and certain members of staff. Options were issued in accordance with performance guidelines established by the directors, for $nil consideration and the options expire after 5 years. Performance conditions relate only to those remaining in service during the vesting period. The options are not quoted on the ASX.

(b) Summary of employee remuneration arrangements

NOTE 30 SHARE-BASED REMUNERATION PLANS - CONTINUED

(i) Employee Option Plan

The number and weighted average exercise prices (WAEP) of, and movements in, share options issued during the year is as follows:

	2008		2007	
	Number	*WAEP*	*Number*	*WAEP*
RDFAS options; exercise price of a nominal $0.58 increasing at the rate of 3% per annum (compounding) until exercise; granted 26 September 2003; expiring 30 September 2008.				
Outstanding at the beginning of the year	430,000	0.64	875,000	0.63
Granted during the year	0	0	0	0
Forfeited during the year	0	0	0	0
Exercised during the year	(295,000)	0.649	(445,000)	0.6357
Expired during the year	0	0	0	0
Outstanding at the end of the year	**135,000**	**0.66**	**430,000**	**0.64**
RDFAT options; exercise price of $2.06 adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 (grant date) to the last business day of the month prior to date of exercise; granted 1 June 2004, expiring 3 June 2009.				
Outstanding at the beginning of the year	1,059,000	3.76	1,260,000	2.98
Granted during the year	0	0	0	0
Forfeited during the year	(46,000)	3.00	(201,000)	3.12
Exercised during the year	0	0	0	0
Expired during the year	0	0	0	0
Outstanding at the end of the year	**1,013,000**	**3.16**	**1,059,000**	**3.76**

(ii) Long Term Incentive Plan for Executives

	2008		2007	
	No.	*WAEP*	*No.*	*WAEP*
Performance Rights				
Outstanding at the beginning of the year	1,545,659	0	0	0
Granted during the year	516,318	0	1,619,390	0
Forfeited during the year	(7,121)	0	(73,731)	0
Vested during the year	(347,288)	0	0	0
Lapsed during the year	(2,942)	0	0	0
Outstanding at the end of the year	**1,704,626**	**0**	**1,545,659**	**0**

(c) Weighted average remaining contractual life

The weighted average remaining contractual life of the share options outstanding at 30 June 2008 is 0.5 years (2007: 1.5 years)

(d) Range of exercise price

The range of exercise prices for options outstanding at the end of the year was $0.66 - $3.16.

As the range of exercise prices is wide, refer to section (b) (i) above for further information in assessing the number and timing of additional shares that may be issued and the cash that may be received upon the exercise of options.

NOTE 30 SHARE-BASED REMUNERATION PLANS · CONTINUED

(e) Weighted average fair value

	RDFAS	*RDFAT*	*Total*
Number of options at 30 June 2008	135,000	1,013,000	1,148,000

Weighted average fair value	$	$	$
30 June 2007	0	35,999	35,999
30 June 2008	0	0	0

(f) Option pricing model

Equity-settled transactions

The fair value of each option is estimated on the date of the grant using a Black-Scholes option formula, with the following weighted average assumptions used for grants made on 30 June 2004, 2003 and 2002. The valuation of the options was performed independently by Pitcher Partners.

Black-Scholes option formula	*RDFAS*	*RDFAT*
Share price	0.89	2.22
Exercise price	0.5859	2.06
Expected volatility	33%	33%
Risk-free interest rate	5.21%	5.52%
Expected life of option	5 years	5 years

The dividend yield reflected the assumption that no dividend had been paid nor would a dividend be paid earlier than 30 June 2006. The expected life of the option is the maximum period allowable and is not necessarily indicative of exercise patterns that may occur. The expected volatility is determined with reference to peer companies and is designed to be indicative of future trends which may not necessarily be the actual outcome.

All options are fully vested.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2008 is between 0.25 and 1 year (2007: 1 and 2 years).

(g) Performance rights pricing model

Equity-settled transactions

The fair value of each performance right is estimated on the date of the grant using a Black-Scholes option formula, with a Monte Carlo simulation to take market conditions into consideration, with the following weighted average assumptions used for grants made during the year. The valuation of the performance rights was performed independently by Mercers.

The company uses a measure of Total Shareholder Return (TSR) as the performance hurdle for the LTI Plan. TSR is calculated as the change in capital value of Redflex Holdings Limited over a three-year period, plus dividends expressed as a percentage of the opening capital value. The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and rewards for executives.

In assessing whether the performance hurdles for each grant have been met, the company receives independent data from its external consultant which benchmarks the company's TSR growth from the commencement of each grant against that of the pre-selected peer group (S&P/ASX 300) which is the comparison group selected by the board based on recommendations from Mercers. The key management personnel must satisfy the service conditions set at grant date. Performance Rights vest progressively from a threshold level of performance to a maximum level, evaluated against the comparator group of companies.

NOTE 31 FAIR VALUE AND INTEREST RATE RISK

Performance Rights Formula

Year ended 30 June 2008	*1 October 2007*
Share price	$2.83
Expected volatility	35%
Risk-free interest rate	6.44%
Expected life of performance right	3 years
Dividend yield	1.2%

Year ended 30 June 2007	*1 July 2006*	*1 July 2006*	*1 October 2006*
Share price	$1.755	$1.755	$2.30
Expected volatility	40%	40%	40%
Risk-free interest rate	5.7%	5.7%	5.8%
Expected life of performance right	15 months	27 months	3 years

The dividend yield reflects the fact that no dividend has been previously paid and the expected life of the right is the period up to vesting. The expected volatility is based on the company's historical volatility and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

The weighted average remaining contractual life for the performance rights is 3 years (2007: between 17 months and 3 years).

(h) Value of Options granted to certain USA employees

The difference between the market price and the exercise price at the time of exercise in respect of options granted to certain USA employees gives rise to a tax deduction within our USA subsidiary. The value of these tax deductions are recouped directly in the Employee Equity Benefits Reserve to the extent they exceed the tax value of the expense recorded in relation to the options.

Fair values

All assets and liabilities recognised in the balance sheet, whether they are carried at cost or at fair value, are recognised at amounts that represent a reasonable approximation of fair value unless otherwise stated in the applicable notes.

Interest rate risk

The following table sets out the carrying amount, by maturity, of financial instruments exposed to interest rate risk:

NOTE 31 FAIR VALUE AND INTEREST RATE RISK - CONTINUED

CONSOLIDATED

	<1 year *$'000*	*>1-<2 yrs* *$'000*	*>2-<3 yrs* *$'000*	*>3-<4 yrs* *$'000*	*>4-<5 yrs* *$'000*	*>5 yrs* *$'000*	*Total* *$'000*
Year ended 30 June 2008							
Financial Assets							
Floating rate							
Cash assets	12,090	0	0	0	0	0	12,090
Weighted average effective interest rate	2.5%						2.5%
Financial Liabilities							
Fixed rate							
Obligations under finance leases and hire purchase contracts	295	224	152	26	0	0	697
Weighted average effective interest rate	7.75%						7.75%
Floating rate							
Bank Borrowings	0	33,281	0	0	0	0	33,281
Weighted average effective interest rate		5.85%					5.85%
Year ended 30 June 2007							
Financial Assets							
Floating rate							
Cash assets	10,179	0	0	0	0	0	10,179
Weighted average effective interest rate	3.5%						3.5%
Financial Liabilities							
Fixed rate							
Obligations under finance leases and hire purchase contracts	391	126	95	95	40	0	747
Weighted average effective interest rate	8.1%						8.1%
Floating rate							
Bank Borrowings	0	20,978	0	0	0	0	20,978
Weighted average effective interest rate	0	7.05%					7.05%

NOTE 31 FAIR VALUE AND INTEREST RATE RISK - CONTINUED

PARENT COMPANY

	< 1 year	> 1-< 2 yrs	> 2-< 3 yrs	> 3-< 4 yrs	> 4-< 5 yrs	> 5 yrs	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2008							
Financial Assets							
Floating rate							
Cash assets	385	0	0	0	0	0	385
Weighted average effective interest rate	2.5%						2.5%
Year ended 30 June 2007							
Financial Assets							
Floating rate							
Cash assets	2,375	0	0	0	0	0	2,375
Weighted average effective interest rate	5.5%						5.5%

Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year.

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The other financial instruments of the Group and the parent company that are not included in the above tables are non-interest bearing and therefore not subject to interest rate risk.

The bank borrowings are scheduled for repayment by 1 June 2011.

NOTE 32 EVENTS AFTER BALANCE SHEET DATE

On 22 August 2008 the directors declared a final dividend on ordinary shares in respect of the 2008 financial year. The total amount of the dividend is $4,061,722 which represents a fully franked dividend of 4.5 cents per share.

There were no other significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 33 AUDITOR'S REMUNERATION

	Consolidated		Parent Company	
	30 June 2008	30 June 2007	30 June 2008	30 June 2007
	$	$	$	$
Amount received or due and receivable by Ernst & Young for:				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	338,492	280,247	338,492	280,247
Other services in relation to the entity and any other entity in the consolidated entity for:			0	
- assurance related	15,000	11,260	0	0
- taxation matters	5,000	386,506	0	0
Amount received or due and receivable by related practices of Ernst & Young (Australia) for:				
- audits of subsidiaries	211,606	312,977	0	0
	570,098	**990,990**	**338,492**	**280,247**

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Independent auditor's report to the members of Redflex Holdings Limited

Report on the Financial Report

We have audited the accompanying financial report of Redflex Holdings Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards and International Standards on Auditing. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Redflex Holdings Limited is in accordance with the *Corporations Act 2001*, including:

   i giving a true and fair view of the financial position of Redflex Holdings Limited and the consolidated entity at 30 June 2008 and of their performance for the year ended on that date; and

   ii complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 21 to 29 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Redflex Holdings Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001*.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne
30 September 2008

In accordance with a resolution of the directors of Redflex Holdings Limited I state that:

In the opinion of the directors:

(a) the financial statements and notes of the company and the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(c) this declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2008.

On behalf of the board

Graham Davie

Director

Melbourne

30 September 2008

ASX ADDITIONAL INFORMATION

Additional information required by the ASX and not shown elsewhere in this report is as follows. This information is current as at 29 August 2008.

DISTRIBUTION OF EQUITY SECURITIES

There were 2,621 holders of 90,260,489 fully paid ordinary shares quoted on the ASX. These shares carry one vote per share and carry the rights to dividends.

	Number of Holders	*Ordinary shares*
1 – 1,000	537	315,966
1,001 – 5,000	1,060	2,805,428
5,001 – 10,000	432	3,224,384
10,001 – 100,000	522	14,538,821
100,001 – over	70	69,375,890
	2,621	**90,260,489**
Holding less than a marketable parcel	91	7,290

SUBSTANTIAL SHAREHOLDERS

	Ordinary Shares	*Percentage*
Renaissance Smaller Companies Pty Ltd	10,046,321	11.13
Thorney Holdings Pty Limited	6,744,906	7.47
Hunter Hall Investment Management Ltd	6,303,122	6.98

TWENTY LARGEST HOLDERS OF QUOTED EQUITY SECURITIES

Name	*Units Held at end of period*	*% of Issued Capital*
National Nominees Limited	8,635,958	9.62
Cogent Nominees Pty Limited	8,426,568	9.39
J P Morgan Nominees Australia Limited	7,806,098	8.70
Thorney Holdings Pty Ltd	6,289,058	7.01
Ms Cheng Man Oy	3,571,592	3.98
Mr Melford Henry Russell Roberts	3,257,421	3.63
RBC Dexia Investor Services Australia Nominees Pty Ltd	2,852,436	3.18
Nellstar Pty Ltd	2,473,611	2.76
Macrihanish Pty Ltd	2,442,193	2.72
ANZ Nominees Limited	2,109,761	2.35
O'Connor Holdings Pty Ltd	1,603,519	1.79
Vertex Bianca Nominees Pty Ltd	1,529,232	1.70
Coningsby Nominees Pty Ltd	1,463,141	1.63
Investaco Pty Ltd	1,343,276	1.50
Mrs Elizabeth Geraldine Cooper	1,294,697	1.44
Mr Graham William Davie	918,495	1.02
Citicorp Nominees Pty Limited	861,304	0.96
Blue Jade Pty Ltd	741,368	0.83
HSBC Custody Nominees (Australia) Limited	716,173	0.80
Mr Sydney Ho	667,358	0.74
Top 20 Holders of Ordinary Fully Paid Shares	**59,003,259**	**65.75**

REDFLEX
HOLDINGS

REDFLEX HOLDINGS LIMITED

31 Market Street
South Melbourne
Victoria Australia 3205
Tel +61 3 9[illegible]74 1888
Fax +61 3 [illegible]

WWW.REDFLEX.COM.AU

Appendix 3Y

RECEIVED
2008 NOV 24 A 11: -3

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROGER SAWLEY
Date of last notice	13 October 2008
Date of this notice	17 October 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 October 2008
No. of securities held prior to change	32,000 in the form of 4,000 American Depository Receipts
Class	Fully paid ordinary shares
Number acquired	8,000 in the form of 1,000 ADRs (RFLXY)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$15.00 for each ADR
No. of securities held after change	40,000 fully paid ordinary shares (5,000 ADRs)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Red Light Enforcement Contracts in Tualatin, Oregon and South Elgin, Illinois

16 October 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce two new contracts - in Tualatin, Oregon and in South Elgin, Illinois.

Tualatin, OR

The photo enforcement program in Tualatin (population: 25,000) calls for up to eight red light systems. REDFLEX was selected over two other vendors in a competitive tender process. The contract term is five years with seven consecutive one-year renewal periods.

South Elgin, IL

With a population of 21,000, South Elgin is situated near neighboring Elgin, which also operates a REDFLEX red light enforcement program. The contract calls for up to 15 red light systems for a term of five years with two consecutive automatic two-year renewals.

"We are pleased with our new contract wins in states where we have a loyal customer base and program results concluding in accident reduction rates," said Karen Finley, CEO Redflex Traffic Systems. "We work to maintain this pace as we move into new states."

Redflex Traffic Systems Inc has contracts with more than 200 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in nine states and photo red light programs across 21 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems, Inc
kfinley@redflex.com
+1 623 207-2000

RECEIVED
2008 NOV 24 A 11: -8
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER COOPER**
Date of last notice	22 April 2008
Date of this notice	13 October 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related parties
Date of change	10 – 13 October 2008
No. of securities held prior to change	<u>As the registered holder</u> 165,156 Ordinary Shares <u>As not the registered holder</u> 977,761 Ordinary Shares
Class	Fully paid Ordinary Shares
Number acquired	592,069
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Purchase by C & E Cooper Superannuation Fund of 562,069 from interests associated with Elizabeth Geraldine Cooper (wife of Christopher Cooper) by way of off market transfer, and 30,000 at $2.73 on market
No. of securities held after change	<u>As the registered holder</u> 30,000 Ordinary Shares <u>As not the registered holder</u> 1,704,986 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	562,069 off market 30,000 on market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROGER SAWLEY
Date of last notice	12 November 2007
Date of this notice	13 October 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 October 2008 (10 October 2008 USA time)
No. of securities held prior to change	24,000 in the form of 3,000 American Depository Receipts
Class	Fully paid ordinary shares
Number acquired	8,000 in the form of 1,000 ADRs
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$15.50 for each ADR
No. of securities held after change	32,000 fully paid ordinary shares (4,000 ADRs)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Redflex – Indicative Proposals Received

10 October 2008

In recent weeks, Redflex Holdings Limited ("Redflex") has been approached by several parties expressing interest in acquiring 100% of the issued capital of the Company. The Board has now received multiple non-binding indicative proposals from credible parties to acquire the Company at indicative values in excess of $3.50 per share. The indicative proposals received are incomplete and subject to numerous conditions; including due diligence and financing approvals.

Given the state of current equity markets, the Board considers that it is responsible and appropriate for it to carefully evaluate the indicative proposals. The Board proposes to do this in the context of an overall strategic review encompassing the indicative proposals, current internal Company growth initiatives and other potential strategies to generate shareholder value.

As outlined in the 2008 Redflex Annual Report, the Board has significant confidence in the Company's future based on our established record of performance, strong market position and the growth in the business globally. The Board remains excited about the capacity of Redflex to capitalise on its many high growth opportunities to generate shareholder value.

The Board wishes to stress that the indicative proposals it has received are not formal offers capable of acceptance by shareholders. There is no guarantee that any formal offer for shares in Redflex will ultimately be received by the Company, whether at the indicative values or at any other values. The proposals received are unsolicited, and the Company has not at this time provided access to Company confidential information.

Should any formal offer be received by the Company, the Board would carefully evaluate it in the context of the results of the strategic review and consider any formal offer against all alternative options (including internal initiatives) before any recommendation was put to shareholders.

The Board has retained Gresham Advisory Partners Limited to assist it in conducting the strategic review and will advise shareholders of further developments, as and when appropriate.

For further information:

Chris Cooper
Chairman
Redflex Holdings Limited
chris@chriscooper.com.au
+61 3 9885 0063

Craig Jensz
Executive Director
Gresham Advisory Partners
craig.jensz@gresham.com.au
+61 3 9664 0372

END